UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 30, 2023

Zevra Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36913	20-5894398
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

(Address of principal executive offices) (Zip Code)

(321) 939-3416

(Registrant’s telephone number, include area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ZVRA	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Merger Agreement

On August 30, 2023, Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Zevra, Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Zevra (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Acer”). Each of the board of directors of Zevra (the “Zevra Board”) and the board of directors of Acer (the “Acer Board”) have unanimously approved the Merger Agreement.

Pursuant to and on the terms and conditions set forth in the Merger Agreement, at the time the Merger becomes effective (the “Effective Time”), Merger Sub will merge with and into Acer, with Acer continuing as the surviving entity and as a wholly owned subsidiary of Zevra (the “Merger”).

At the Effective Time, each share of common stock of Acer, par value $0.0001 per share (the “Acer Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) 0.120 fully paid and non-assessable shares of common stock of Zevra, par value $0.0001 per share (“Zevra Common Stock”) and (ii) one non-transferable contingent value right (a “Contingent Value Right”) to be issued by Zevra, which will represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (as defined below) (such consideration collectively, the “Merger Consideration”). Based on 22,463,726 shares of Acer Common Stock currently issued and outstanding, Zevra anticipates issuing an aggregate of 2,960,507 shares of Zevra Common Stock at the Effective Time.

Effective as of immediately prior to the Effective Time, all outstanding and unexercised compensatory options to purchase shares of Acer Common Stock will be cancelled without any cash or other consideration being paid in respect thereof. Additionally, Acer will use its reasonable best efforts to cause any outstanding warrants to purchase shares of Acer Common Stock to be amended to provide that such warrants will be canceled, terminated and extinguished without consideration at the Effective Time.

The consummation of the Merger is subject to certain conditions, including: (i) the adoption of the Merger Agreement by Acer’s stockholders; (ii) the receipt of U.S. federal antitrust clearance and certain other specified required regulatory filings and approvals; (iii) the absence of any law or judgment, order or decree enjoining, prohibiting or making illegal the consummation of the Merger; (iv) the absence of a material adverse effect on Acer; (v) the representations and warranties of Acer, Zevra and Merger Sub being true and correct, subject to the materiality standards contained in the Merger Agreement; and (vii) Acer, Zevra and Merger Sub having complied in all material respects with their respective obligations under the Merger Agreement.

The Merger Agreement includes customary representations, warranties and covenants of Acer, Zevra and Merger Sub for a transaction of this nature, including covenants regarding the operation of Acer’s business prior to the Effective Time.

Acer has agreed to customary restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, Acer may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited bona fide written acquisition proposal that the Acer Board has determined constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both the Zevra and Acer, including” (i) if the Merger is not consummated on or before the “outside date” of February 29, 2024 (subject to extension to May 29, 2024 under certain circumstances); (ii) if the required approval of the Acer stockholders is not obtained; (iii) if any governmental entity has issued any judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the Merger that has become final and non-appealable; or (iv) if the other party materially breaches its representations, warranties or covenants and fails to cure such breach within the periods set forth in the Merger Agreement, provided that the terminating party is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions.

The Merger Agreement may also be terminated (i) by Zevra if the Acer Board makes an Adverse Recommendation Change (as defined in the Merger Agreement) or if Acer breaches in any material respect its non-solicitation obligations or its obligations regarding Acer’s recommendation for Acer stockholders to adopt the Merger Agreement and (ii) by Acer, subject to compliance with certain terms of the Merger Agreement, in order to accept a Superior Proposal.

Acer will be required to pay Zevra a termination fee of $3.0 million in the following circumstances: (i) if Acer terminates the Merger Agreement to accept a Superior Proposal; (ii) if Acer makes an Adverse Recommendation Change; (iii) if Acer breaches in any material respect its non-solicitation obligations or its obligations regarding Acer’s recommendation for Acer stockholders to adopt the Merger Agreement; (iv) if Acer or Zevra terminates the Merger Agreement due to the failure to obtain the required Acer stockholder approval; (v) if Zevra terminates the Merger Agreement as a result of Acer materially breaching its representations, warranties or covenants and failing to cure such breach within the periods set forth in the Merger Agreement, provided that Zevra is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions; (vi) if Acer terminates the Merger Agreement because of the failure to consummate the merger prior to the outside date; or (vii) if Zevra terminates the Merger Agreement because of the failure to consummate the Merger prior to the outside date, unless, but for such termination, Acer would have been entitled to terminate the Merger Agreement as a result of Zevra materially breaching its representations, warranties or covenants and failing to cure such breach within the periods set forth in the Merger Agreement, provided that Acer is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions.

In addition, if an acquisition proposal is made for Acer, and the Merger Agreement is later terminated under certain circumstances and within 12 months after termination Acer enters into an acquisition proposal that is subsequently consummated, Acer will be required to pay Zevra a fee of $3.0 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Zevra, Acer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Zevra’s or Acer’s public disclosures.

Contingent Value Rights Agreement

At or prior to the Effective Time, Zevra and Merger Sub and a rights agent designated by Acer will enter into a Contingent Value Rights Agreement (the “Contingent Value Rights Agreement”). The Contingent Value Rights are contractual rights only and are not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the Securities and Exchange Commission (the “SEC”) or listed for trading. The Contingent Value Rights will not have any voting or dividend rights and will not represent any equity or ownership interest in Zevra, Merger Sub, Acer or any of their respective affiliates.

Each Contingent Value Right represents a contractual right to receive the following contingent cash payments, without interest and subject to reduction for any applicable withholding of taxes (each, a “Milestone Payment” and collectively, the “Milestone Payments”) if the following milestones (each a “Milestone” and collectively, the “Milestones”) are achieved:

•

Four Milestone Payments of up to an aggregate of $34.0 million, ranging from $7.0 million to $10.0 million, payable if Annual Net Sales (as defined in the Contingent Value Rights Agreement) of OLPRUVA (as defined in the Contingent Value Rights Agreement) during a calendar year after the closing date and until the date that is twelve years after the date of the Contingent Value Rights Agreement (the “Back-End Date”) equal or exceed certain specified dollar amounts ranging from at least $35.0 million to $200.0 million.

•

A Milestone Payment of $12.0 million based on FDA Approval (as defined in the Contingent Value Rights Agreement) of a supplemental new drug application (“NDA”) for OLPRUVA for the addition of treatment of Maple Syrup Urine Disease (as defined in the Contingent Value Rights Agreement) as a second indication to the label for OLPRUVA on or before the Back-End Date.

•	A Milestone Payment of $10.0 million based on FDA Approval of OLPRUVA for any indication other than treatment of urea cycle disorders or Maple Syrup Urine Disease on or before the Back-End Date.

•

A Milestone Payment of $20.0 million based on FDA Approval of EDSIVO (as defined in the Contingent Value Rights Agreement) for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen mutation on or before the Back-End Date.

•

A Milestone Payment equal to the greater of (x) 10.0% of the total cash consideration paid to Zevra or its affiliate for the license or sale of the intellectual property assets owned Acer relating to ACER-2820 (as defined in the Contingent Value Rights Agreement) or (y) $5.0 million if, on or before the Back-End Date, Zevra:

•

receives funding of at least $20.0 million from a governmental entity for development of ACER-2820 for the treatment of any indication or indications and, within three years of the date of such funding, Zevra or its affiliate either: (x) grants a license to a third party under the intellectual property assets owned Acer relating to ACER-2820 for purposes of developing and commercializing ACER-2820; or (y) sells the intellectual property assets owned Acer relating to ACER-2820 to a third party; or

•	Zevra or its affiliate obtains FDA Approval for use of ACER-2820 for treatment of any indication.

•

A Milestone Payment equal to 25.0% of the total cash consideration paid to Zevra if the U.S. Food and Drug Administration (“FDA”) issues a priority review voucher to Zevra or its affiliate in respect of FDA Approval of an NDA filed by Zevra or its affiliate for approval of ACER-2820 and Zevra or its affiliate thereafter sells such priority review voucher on or before the Back-End Date.

If applicable, each Milestone Payment would be paid only once, upon first achievement of the corresponding Milestone, regardless of the number of times such event is achieved. Additionally, Zevra has agreed to use diligent efforts to achieve the Milestones. The Contingent Value Rights Agreement and the rights of holders of Contingent Value Rights to receive Milestone Payments thereunder will terminate on the Back End Date, unless earlier terminated in accordance with its terms. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the Contingent Value Rights Agreement, or that payment will be required of Zevra with respect to the Milestones.

The foregoing description of the Contingent Value Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Contingent Value Rights Agreement, a copy of which is attached as Exhibit A to the Merger Agreement attached hereto as Exhibit 2.1 and is incorporated in this Item 1.01 by reference.

Bridge Loan Agreement

Immediately prior to the execution of the Merger Agreement and immediately following the execution of the Loan and Note Purchase Agreements described below, Zevra and Acer entered into a bridge loan agreement (the “Bridge Loan Agreement”), providing for Zevra to make loans (collectively, the “Bridge Loan”) to Acer up to an aggregate principal amount of $16,500,000. At the time of entering into the Bridge Loan Agreement, Zevra made an initial advance to Acer in the principal amount of $10.0 million.

The Bridge Loan is being provided to Acer to support its termination agreement with Relief Therapeutics and to provide Acer with working capital, including for payments of accounts payable to support the commercial launch of OLPRUVA and the development of EDSIVO development pending the Merger’s anticipated closure.

The Bridge Loan will bear interest at 12.0% per annum. Acer’s ability to borrow the remaining $6.5 million under the Bridge Loan Agreement is subject to certain conditions and approvals by Zevra. The Bridge Loan secured by a first priority lien on substantially all the assets of Acer. Interest is paid in kind and added to the principal amount on a monthly basis, and the principal (including paid in kind interest) and accrued and unpaid interest is payable on the earliest of the termination of the Merger Agreement in accordance with its terms, the closing date of the Merger or the date when all amounts under the Bridge Loan Agreement otherwise become due upon its terms.

The foregoing description of the Bridge Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Loan Agreement, a copy of which is attached as hereto as Exhibit 10.1 and is incorporated in this Item 1.01 by reference.

Loan and Note Purchase Agreements

Immediately prior to the execution of the Bridge Loan Agreement and the Merger Agreement described above, on August 30, 2023, Zevra purchased certain indebtedness of Acer held by Nantahala Capital Management, LLC (“NCM”), certain of its affiliates and certain other parties (collectively with NCM, “Nantahala”) pursuant to a Loan Purchase Agreement and a Note Purchase Agreement, each as described below and referred to herein collectively as the “Loan and Note Purchase Agreements.”

Loan Purchase Agreement

Under a Loan Purchase Agreement with Nantahala (the “Loan Purchase Agreement”), Zevra purchased the SWK Loans (as defined below) that Nantahala had acquired on June 16, 2023 for (i) $12.0 million in cash; (ii) 98,683 shares of Zevra Common Stock; and (iii) a secured promissory note payable by Zevra to Nantahala in the original principal amount of $5.0 million (the “Nantahala Note”). The Zevra Common Stock was issued in a transaction exempt from the registration requirement of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) pursuant to Section 4(a)(2) thereof. Zevra relied, in part, upon representations in the Loan Purchase Agreement that NCM and each of the other parties was an accredited investor as defined in Regulation D under the Securities Act. The number of shares of Zevra Common Stock was calculated by dividing $5.0 million by the volume weighted average trading price (“VWAP”) of shares of Zevra Common Stock during the 20 consecutive trading days ending on the trading date prior to the date of the Loan Purchase Agreement, which equaled $5.0667 per share.

The Nantahala Note will initially bear interest at 9.0% per annum, payable quarterly in arrears in cash. The interest rate will increase to 12.0% per annum if the Nantahala Note remains unpaid after six month from its issue date. The additional 3.0% interest will be paid in shares of Zevra Common Stock based on the VWAP of Zevra Common Stock during the 20 consecutive trading days ending on the date before such interest payment date. Beginning on the first interest payment date following the second anniversary of the Nantahala Note, and on each interest payment date thereafter, Zevra is required to make $0.6 million amortization payments on the Nantahala Note until it is paid in full. All principal and unpaid interest on the Nantahala Note is due on the third anniversary of the Nantahala Note, August 30, 2026. Zevra may prepay the Nantahala Note at any time without penalty.

As of the date hereof, the Nantahala Note is secured by Zevra’s interest in (i) the loan assets under the Loan Purchase Agreement; (ii) the note assets under the Note Purchase Agreement described below; (iii) the Bridge Loan; and (iv) the proceeds therefrom.

The SWK Loans purchased by Zevra from Nantahala under the Loan Purchase Agreement consist of: (i) an original senior secured term loan facility made available to Acer in an aggregate amount of $6.5 million (the “Original Term Loan”) and funded on March 14, 2022; and (ii) an additional senior secured term loan made to Acer in an aggregate amount of $7.0 million in a single borrowing which funded on January 31, 2023 (the “Second Term Loan”, and together with the Original Term Loan, the “SWK Loans”). The aggregate outstanding principal, accrued interest and other fees and premiums on the SWK Loans was approximately $20.2 million as of August 29, 2023.

In connection with the sale of the SWK Loans from Nantahala to Zevra under the Loan Purchase Agreement, there were no changes to any of the contractual provisions of the SWK Loans, except that in connection with the Bridge Loan, the security interest under the SWK Loans was subordinated to the Bridge Loan.

Note Purchase Agreement

Under a Note Purchase Agreement with Nantahala (the “Note Purchase Agreement”), Zevra purchased the Marathon Convertible Notes (described below) that Nantahala had acquired on June 16, 2023. Zevra acquired the Marathon Convertible Notes in exchange for the issuance of 2,171,038 shares of Zevra Common Stock in a transaction exempt from the registration requirement of the Securities Act pursuant to Section 4(a)(2). Zevra relied, in part, upon representations in the Note Purchase Agreement that NCM and each of the other parties was an accredited investor as defined in Regulation D under the Securities Act. The number of shares of Zevra Common Stock was calculated by dividing $11.0 million by the VWAP of shares of Zevra Common Stock during the 20 consecutive trading days ending on the trading date prior to the date of the Note Purchase Agreement, which equaled $5.0667 per share.

The Marathon Convertible Notes are secured convertible notes in an aggregate amount of $6.0 million that Acer issued and sold to MAM Aardvark, LLC (“Marathon”) and Marathon Healthcare Finance Fund, L.P. (“Marathon Fund” and together with “Marathon”, each a “Holder” and collectively the “Holders”) pursuant to a Marathon Convertible Note Purchase Agreement which closed on March 14, 2022. On January 30, 2023, Acer entered into an Amendment Agreement (the “Marathon Amendment Agreement”) with the Holders with respect to the Marathon Convertible Notes. The aggregate outstanding principal, accrued interest and other fees and premiums on the Marathon Convertible Notes was approximately $15.1 million as of August 29, 2023.

In connection with the sale of the Marathon Convertible Notes from Nantahala to Zevra under the Note Purchase Agreement, there were no changes to any of the contractual provisions of the Marathon Convertible Notes, except that in connection with the Bridge Loan, the Marathon Convertible Notes were also subordinated to the Bridge Loan.

The foregoing description of the Loan Purchase Agreement and Note Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Loan Purchase Agreement and Note Purchase Agreement, respectively, copies of which are attached hereto as Exhibit 10.2 and 10.3, respectively, and are incorporated in this Item 1.01 by reference.

Registration Rights Agreement

In connection with entering into the Loan and Note Purchase Agreements, Zevra and Nantahala concurrently entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Zevra agreed to file a resale registration statement with respect to the resale of the Zevra Common Stock issuable under the Loan and Note Purchase Agreements and the Nantahala Note not later than 60 calendar days following the date of the Loan and Note Purchase Agreements, and to use its commercially reasonable efforts to cause such resale registration statement to be declared effective 90 days after such date; provided, however, that if the Securities Act requires Zevra to include in such registration statement historical financial statements and pro forma financial information due to a business combination transaction that has occurred or is probable to occur, then the filing deadline is extended to the 71st calendar day following the date on which a Current Report on Form 8-K is required to be filed disclosing the consummation of such transaction. Zevra will be obligated to pay liquidated damages in certain instances, including if Zevra fails to file the registration statement when required, fails to cause the registration statement to be declared effective by the SEC when required, or fails to maintain the effectiveness of the registration statement pursuant to the terms of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated in this Item 1.01 by reference.

Voting and Support Agreement

Contemporaneously with the execution of the Merger Agreement, Zevra, Merger Sub, and certain stockholders of Acer (the “Acer Stockholders”), entered into a voting and support agreement (the “Voting and Support Agreement”). The Acer Stockholders hold, collectively, approximately 25% of the voting power of the Acer Common Stock. Pursuant to the Voting and Support Agreement, the Acer Stockholders agreed to, among other things, vote all of their shares in Acer that they own as of the record date for the Acer stockholder meeting in favor of the adoption of the Merger Agreement.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Support Agreement, a copy of which is attached as hereto as Exhibit 10.5 and is incorporated in this Item 1.01 by reference.

Stockholders Agreement

In connection with of the Merger, a certain stockholder of Acer entered into, and Acer agreed to use its reasonable best efforts to cause certain other stockholders to enter into joinders to, a stockholders agreement with Zevra (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, the stockholders party thereto agreed to, or would agree to, among other things, vote all of their shares in Zevra that they own in favor of each nominee included in the Zevra Board’s slate of nominees for each election of directors and in favor of each matter approved by the Zevra Board and submitted to stockholders of Zevra for the approval of stockholders following the Closing of the Merger and until the second anniversary of the closing date of the Merger (the “Trigger Date”). In addition, the stockholders party to the Stockholders Agreement will be subject to customary standstill provisions, subject to certain exceptions, until the Trigger Date.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stockholders Agreement, a copy of which is attached as hereto as Exhibit B to the Merger Agreement attached hereto as Exhibit 2.1 and is incorporated in this Item 1.01 by reference.

Amended IP License Agreement and IP Termination Agreement

As a condition to entering into the Merger Agreement, Acer and Relief Therapeutics Holding SA (“Relief”) entered into an exclusive license agreement on August 30, 2023 (the “Exclusive License Agreement”) and a termination agreement (the “Termination Agreement”) terminating the collaboration and license agreement , dated March 19, 2021, by and between Acer and Relief (the “CLA”).

Pursuant to the Exclusive License Agreement, Relief will hold exclusive development and commercialization rights for OLPRUVA™ in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (Geographical Europe). Acer will have the right to receive a royalty of up to 10.0% of the net sales of OLPRUVA™ in Geographical Europe.

In accordance with the terms of the Termination Agreement, Relief will receive an upfront payment from Acer of $10.0 million (which payment was funded with the Bridge Loan described above) with an additional payment of $1.5 million due on the first-year anniversary of the $10.0 million payment. Acer has also agreed to pay a 10.0% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe, and 20.0% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights, all of the foregoing which are capped at $45.0 million, for total payments to Relief of up to $56.5 million.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth above in Item 2.03 under “Loan and Note Purchase Agreements” of this Report is incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities

The information set forth above in Item 1.01 under “Loan and Note Purchase Agreements” of this Report is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure

On August 31, 2023, Zevra and Acer issued a joint press release announcing the entrance into the Merger Agreement described in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

In addition, Zevra plans to provide supplemental information regarding the Merger in a conference call and live audio webcast with a slide presentation scheduled for August 31, 2023, at 8:30 a.m., Eastern Time. A copy of the slide presentation is attached as Exhibit 99.2 hereto.

The information contained in Item 7.01 of this Form 8-K (including Exhibit 99.1 and 99.2 attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly provided by specific reference in such a filing.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding our anticipated financial performance, including the anticipated closing of and synergies related to the Merger, our industry, business strategy, plans, goals and expectations concerning our market position, future operations and other financial and operating information.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the consummation of the proposed transactions and the ability of the parties to consummate the proposed transactions; the satisfaction of the conditions precedent to consummation of the proposed transactions, including the approval of Acer’s stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transaction; disruption of Acer’s or Zevra’s current plans and operations as a result of the proposed transaction; the ability of Acer or Zevra to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of Zevra to successfully integrate Acer’s operations, products, product candidates and technology ; the ability of Zevra to implement its plans, forecasts and other expectations with respect to Acer’s business after the completion of the transaction and realize additional opportunities for growth and innovation; the ability of Zevra to realize the anticipated synergies and related benefits from the proposed transaction in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with Zevra’s and Acer’s respective employees, customers, other business partners and governmental authorities. These and other important factors are discussed under the caption “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 7, 2023, as updated by our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, and in our other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made herein. Any such forward-looking statements represent management’s beliefs as of the date of this Current Report on Form 8-K. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed Merger, Zevra and Acer will file relevant materials with the SEC, including a Zevra registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra, and a definitive proxy statement will be mailed to shareholders of Acer. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Zevra will be available free of charge on Zevra’s investor relations website at investors.zevra.com under the tab “SEC Filings.” Copies of the documents filed with the SEC by Acer will be available free of charge on Acer’s investor relations website at www.acertx.com/investor-relations under the tab “SEC Filings.”

Participants in the Solicitation

Zevra, Acer and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Acer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Zevra’s directors and executive officers is contained in Zevra’s definitive proxy statement, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Information regarding Acer’s directors and executive officers is contained in Acer’s definitive proxy statement, which was filed with the SEC on April 14, 2023. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Zevra’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and Zevra’s or Acer’s investor relations websites as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, Zevra will file a registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., Aspen Z Merger Sub, Inc., and Acer Therapeutics Inc.

10.1	Bridge Loan Agreement dated as of August 30, 2023 by and between Zevra Therapeutics, Inc. and Acer Therapeutics Inc.

10.2*	Loan Purchase Agreement dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., and Nantahala Capital Management, LLC and the other sellers party thereto.

10.3*	Note Purchase Agreement dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., and Nantahala Capital Management, LLC and the other sellers party thereto.

10.4	Registration Rights Agreement dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., and each of the sellers party thereto.

10.5*	Voting and Support Agreement dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., Aspen Z Merger Sub, Inc., and certain stockholders of Acer Therapeutics Inc.

99.1	Press Release, dated August 31, 2023

99.2	Presentation, dated August 31, 2023

104	Cover Page Interactive Data File (embedded with Inline XBRL document)

*	In accordance with Item 601(a)(5) of Regulation S-K, certain schedules to this agreement have been omitted (as marked by asterisks).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zevra Therapeutics, Inc.

Date: August 31, 2023	By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton, CPA
Chief Financial Officer, Secretary and Treasurer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ZEVRA THERAPEUTICS, INC.

ASPEN Z MERGER SUB, INC.,

and

ACER THERAPEUTICS INC.

Dated as of August 30, 2023

Exhibit A – Form of Contingent Value Rights Agreement

Exhibit B – Form of Stockholder Agreement

INDEX OF DEFINED TERMS

Term	Section
ACA	8.5
Acceptable Confidentiality Agreement	5.2(e)(i)
Acquisition Proposal	5.2(e)(ii)
Action	8.5
Adverse Recommendation Change	5.3(a)
Affiliate	8.5
Aggregate Per Share Cash Consideration Cap	8.5
Agreement	Preamble
Antitrust Law	8.5
Approved Product	SECTION 3.21(a)
Book-Entry Shares	2.3(d)
Breakup Fee	7.3
Bridge Loan	Recitals
Business Day	8.5
Canaccord	SECTION 4.13
Certificate	2.3(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	8.5
Code	2.4
Common Stock	2.1(a)
Company	Preamble
Company 401(k) Plan	5.7(a)
Company Board	3.2(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	2.1(a)
Company Disclosure Schedule	Article III
Company Licensed Registered IP	SECTION 3.16(a)
Company Owned IP	SECTION 3.16(a)
Company Recommendation	5.3(a)
Company Registered IP	SECTION 3.16(a)
Company SEC Documents	3.6(a)
Company Stock Option	8.5
Company Stock Plans	8.5
Company Stockholder Approval	3.2(a)
Company Warrant	2.2(b)

Term	Section
Confidentiality Agreement	5.5(b)
Contingent Value Right	2.1(a)
Continuing Employee	5.7(a)
Contract	8.5
Contractor	SECTION 3.12(l)
Control	8.5
Current Premium	5.10(a)
CVR	2.1
CVR Agreement	Recitals
Delaware Secretary of State	1.3
DGCL	Recitals
Dissenting Shares	2.5
Effective Time	1.3
Employee	3.11(l)
Environmental Law	8.5
ERISA	8.5
ERISA Affiliate	8.5
Exchange Act	3.3(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Excluded Shares	2.1(b)
Exclusive License Agreement	Recitals
FDA Regulated Product	SECTION 3.21(a)
FFDCA	SECTION 3.21(a)
Form S-4	3.6(h)
Fractional Share Consideration	2.1(a)
Governmental Entity	8.5
Hazardous Substance	8.5
Health Care Laws	SECTION 3.21(a)
HIPAA	SECTION 3.21(a)
HSR Act	8.5
Inbound IP Agreement	SECTION 3.14(a)(viii)
Indebtedness	8.5
Indemnified Party	5.10(b)
Indemnified Party Proceeding	5.10(b)
Intellectual Property	8.5
Knowledge	8.5
Law	8.5

v

Term	Section
Leased Real Property	SECTION 3.15(b)
Letter Agreement	8.5
Lien	8.5
Loan Purchase Agreement	Recitals
Lock-Up Agreements	Recitals
Material Adverse Effect	8.5
Material Contract	SECTION 3.14(a)
Material Supplier	3.26
Measurement Time	3.4(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Nantahala	Recitals
Nantahala Agreements	Recitals
Nasdaq	3.3(b)
Note Purchase Agreement	Recitals
Notice of Superior Proposal	5.3(b)(ii)(A)
Option Exercise Period	2.2(a)
Outbound IP Agreement	3.13(a)(viii)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Common Stock	8.5
Parent Material Adverse Effect	8.5
Per Share Stock Consideration	2.1(a)
Permits	3.10(b)
Permitted Lien	8.5
Person	8.5
Preferred Stock	3.4(a)
Proxy Statement/Prospectus	5.4(a)
Real Property Leases	SECTION 3.15(b)
Representatives	5.2(a)
Rights Agent	Recitals
SEC	3.6(a)
Second Request	5.6(a)(ii)
Securities Act	3.3(b)
Shares	2.1(a)
Stock Exchange Ratio	8.5
Stockholder Litigation	8.5
Stockholders Agreement	Recitals
Stockholders Meeting	5.4(d)
Studies	3.20(b)
Subsidiary	8.5

Term	Section
Superior Proposal	5.2(e)(iii)
Surviving Corporation	1.1
Takeover Laws	SECTION 3.17
Tax Returns	SECTION 3.13
Taxes	SECTION 3.13
Termination Agreement	Recitals
Union	SECTION 3.12(n)
U.S. GAAP	3.6(b)
Voting and Support Agreement	Recitals
Warrant Exercise Period	2.2(b)
Willful Breach	8.5

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company has, by unanimous vote of all of the directors, declared it advisable and in the best interests of its stockholders to consummate the merger, on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company, with the Company surviving the merger as an indirect wholly-owned subsidiary of Parent (the “Merger”), all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and the Board of Directors of the Company has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of each of the Parent and Merger Sub has, by sufficient vote of all of the directors, declared it advisable and in the best interests of their respective stockholders to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement, all in accordance with the DGCL, and such Boards of Directors of the Parent and Merger Sub have approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has approved a resolution recommending to the stockholders of the Company that they adopt this Agreement;

WHEREAS, on the terms and subject to the conditions of this Agreement, at or prior to the Effective Time, Parent and a rights agent designated by the Company (the “Rights Agent”) will enter into a contingent value rights agreement, substantially in the form attached hereto as Exhibit A (subject to changes to reflect the reasonable requests of the Rights Agent) (the “CVR Agreement”), pursuant to which Parent shall grant to each holder of Shares a contractual Contingent Value Right to receive certain payments as part of the Merger Consideration;

WHEREAS, as a condition and inducement to the Company entering into this Agreement, Parent and the Company have entered into that certain (i) Bridge Loan Agreement of even date herewith (the “Bridge Loan”), pursuant to which Parent has agreed to lend up to $6.5 million to the Company for the payment of certain working capital requirements of the Company, subject to Parent’s approval, and up to $10 million to the Company to terminate certain licenses on Company Owned IP; and

WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, (i) certain individuals and entities, in their capacity as stockholders of the Company, have concurrently herewith entered into the Voting and Support Agreement (the “Voting and Support Agreement”) in connection with the Merger; (ii) (a) Parent and Nantahala Capital Management, LLC (“Nantahala”) have entered into, and the Company has acknowledged, that certain Loan Purchase Agreement of even date herewith (the “Loan Purchase Agreement”) and (b) Parent, Nantahala, Nantahala Capital Management, LLC, Nantahala Capital Partners

Limited Partnership, Nantahala Capital Partners II Limited Partnership, NCP RFM L.P., Blackwell Partners LLC – Series A, Pinehurst Partners, L.P., CEOF Holdings, L.P., and Corbin TLP have entered into, and the Company has acknowledged, that certain Note Purchase Agreement of even date herewith (the “Note Purchase Agreement” and together with the Loan Purchase Agreement and other ancillary agreements related to each of them, the “Nantahala Agreements”); (iii) the Company and Relief Therapeutics Holding SA have entered into that certain (A) Exclusive License Agreement, dated as of August 28, 2023 (the “Exclusive License Agreement”) and (B) Termination Agreement, dated as of August 28, 2023 (the “Termination Agreement”); (iv) the officers, directors and stockholders of the Company listed on SECTION 1.02 of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing lock-up agreements (collectively, the “Lock-Up Agreements”); and (v) the Persons listed on SECTION 1.02 of the Company Disclosure Schedule shall enter into a stockholders agreement with Parent, substantially in the form attached hereto as Exhibit B (the “Stockholders Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern Standard Time, as soon as practicable (and, in any event, within three (3) Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), by electronic exchange of documents, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

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SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall continue in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall continue as the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, and without any further action on the part of the Company or Merger Sub or any other Person, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until, subject to SECTION 5.10, thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub or any other Person, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until, subject to SECTION 5.10, thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

SECTION 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;

EXCHANGE OF CERTIFICATES

SECTION 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock” or the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive (x) subject to SECTION 2.1(d), a number of shares of Parent Common Stock equal to the Stock Exchange Ratio (the “Per Share Stock Consideration”); and (y) one (1) non-transferable contingent value right (a “Contingent Value Right” or “CVR”) to be issued by Parent, which shall represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (the aggregate amounts payable pursuant to clauses (x) and (y), the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration.

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(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and each Person who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Parent Common Stock issued to such Person rounded up in the aggregate to the nearest whole share of Parent Common Stock.

(e) If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall be changed into a different number of shares or a different class or shall have different terms, in each case as a result of any reclassification, recapitalization, stock split (including a reverse stock split), stock dividend or any other similar event, then the Merger Consideration shall be equitably adjusted to reflect such event so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to this Agreement after giving effect to any such event exceed the amount that would have been payable pursuant to this Agreement had such event not occurred and (ii) nothing in this SECTION 2.1(e) shall permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

SECTION 2.2 Treatment of Stock Options and Warrants.

(a) No later than ten (10) Business Days prior to the Closing Date, the Company shall provide written notice to each holder of a Company Stock Option (each, an “Optionholder”) providing that (i) each Company Stock Option shall become fully vested and immediately exercisable, and (ii) each Optionholder shall have an opportunity to exercise his or her Company Stock Options, as applicable, no later than one (1) business day prior to the Closing Date (the “Final Exercise Date”). Effective as of immediately prior to the Effective Time, all Company Stock Options shall, to the extent then outstanding and unexercised, automatically be cancelled and shall cease to exist without any cash or other consideration being paid or provided in respect thereof, and each applicable Optionholder shall cease to have any rights with respect to the Company Stock Options.

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(b) Except as set forth in SECTION 2.2(b) of the Company Disclosure Schedule, as promptly as practicable after the date of this Agreement, but no later than three (3) Business Days prior to the Closing Date, the Company shall, in consultation with Parent, use its reasonable best efforts to cause any outstanding warrant to purchase shares of Company Common Stock (the “Company Warrants”) to be amended to provide that the Company Warrants shall be canceled, terminated and extinguished without consideration at the Effective Time and that, from and after the Effective Time, the holders of the Company Warrants shall have no rights with respect thereto.

(c) Prior to the Effective Time, the Company shall deliver all required notices to each holder of Company Warrants stating that such Company Warrants shall be treated in the manner set forth in this SECTION 2.2.

(d) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of a Company Stock Option shall have any rights with respect thereto to acquire the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by this SECTION 2.2 in cancellation and settlement thereof.

SECTION 2.3 Exchange and Payment.

(a) Prior to the Effective Time, Parent shall appoint an exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of Parent Common Stock equal to the aggregate Per Share Stock Consideration (the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments of the Per Share Stock Consideration due pursuant to this ARTICLE II. In addition, on or prior to the second regularly scheduled payroll date after the Effective Time, Parent shall reserve Parent Common Stock in an amount sufficient to pay the aggregate Per Share Stock Consideration payable to the holders of Company Stock Options in accordance with this ARTICLE II. The Exchange Agent shall, in accordance with SECTION 2.3(c) and pursuant to irrevocable instructions, deliver the whole shares of Parent Common Stock and Fractional Share Consideration and notify the holders of each CVR contemplated to be issued pursuant to SECTION 2.1.

(b) At or prior to the Effective Time, Parent and the Rights Agent shall enter into the CVR Agreement.

(c) Promptly after the Effective Time (and, in any event, not later than seven (7) Business Days following the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares (other than Excluded Shares and Dissenting Shares) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificate in exchange for the Merger Consideration payable with respect thereto (including instructions for providing to the Exchange Agent required Tax documentation, including, as applicable, a properly executed IRS Form W-9 or appropriate IRS

5

Form W-8). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal and Tax documentation, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by Parent or the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (less any required Tax withholdings as provided in SECTION 2.4), and the Certificate so surrendered shall forthwith be cancelled.

(d) The Exchange Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), if any, whose Shares were converted into the right to receive the Merger Consideration, upon receipt of an “agent’s message” and the required Tax documentation by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the Merger Consideration for each such Book-Entry Share, and such Book-Entry Shares shall then be canceled.

(e) No interest will be paid to or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of such Certificates or Book-Entry Shares.

(f) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent and the Exchange Agent that such Tax is not applicable.

(g) Until surrendered as contemplated by this SECTION 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, without any interest thereon.

(h) Any portion of the Exchange Fund (including any interest received with respect thereto) which remains unclaimed at the one year anniversary of the Effective Time shall be delivered by the Exchange Agent to the Surviving Corporation, and thereafter holders of Certificates or Book-Entry Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.

(i) The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares and Company Warrants for the Merger Consideration.

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(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation or any of their Affiliates with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(k) None of Parent, the Surviving Corporation, Merger Sub, the Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 2.4 Withholding Rights. Notwithstanding any provision hereof to the contrary, Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold pursuant to any provision of Law, including under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with this ARTICLE II, without interest. The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands, or agree to do any of the foregoing. Any portion of the Exchange Fund paid to the Exchange Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the Company SEC Documents filed with or furnished to the SEC since December 31, 2022 and publicly available prior to the date of this Agreement (but excluding any risk factors, any “forward-looking statements” disclaimer, and any other similar disclosures to the extent they are predictions or forward-looking in nature; provided, that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in SECTION 3.1 (Organization, Standing and Power), SECTION 3.2 (Authority; Execution; Delivery), SECTION 3.3 (No Conflict; Consents and Approvals), SECTION 3.4(a), SECTION 3.4(b), SECTION 3.4(c) and SECTION 3.4(d) (Capitalization), SECTION 3.5 (Subsidiaries), SECTION 3.17 (State Takeover Statutes), SECTION 3.18 (Brokers) or SECTION 3.19 (Opinion of Financial Advisor)), or (b) in the disclosure schedule, dated as of the date hereof, delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

SECTION 3.2 Authority; Execution; Delivery.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the holders of at least a majority in voting power of the outstanding Shares (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions

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contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the execution hereof, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, by unanimous vote of all of the directors, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement and resolving to include such recommendation in the Proxy Statement/Prospectus, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 3.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the Company Charter or Company Bylaws;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their assets or properties are bound;

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which their assets or properties are bound; or

(iv) result in the imposition of any Lien upon any asset or property of the Company or any of its Subsidiaries;

except, in the case of clauses (ii), (iii) and (iv), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

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(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not, with respect to the Company and its Subsidiaries, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) such filings as may be required under any state securities or “blue sky” laws, (iii) such filings as are necessary to comply with the applicable requirements of the Nasdaq Stock Market LLC (“Nasdaq”), (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Common Stock, $0.00001 par value per share. As of the close of business on August 29, 2023 (the “Measurement Time”), (A) 24,463,726 shares of Common Stock were issued and outstanding, (B) no shares of Common Stock were held by the Company as treasury shares, (C) 3,011,506 shares of Common Stock were reserved for issuance pursuant to outstanding Company Stock Options, (D) 3,920,306 shares of Common Stock were reserved for issuance pursuant to outstanding Company Warrants, and (E) 2,400,000 shares of Common Stock were reserved for issuance to the outstanding Secured Convertible Note, dated as of March 4, 2022, by and between the Company and Marathon Healthcare Finance Fund, L.P.

(b) Except as set forth above or in SECTION 3.4 of the Company Disclosure Schedule and except for changes since the close of business on the Measurement Time resulting from the issuance of shares of Common Stock as expressly permitted by SECTION 5.1, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company is a party.

(c) No shares of capital stock of the Company are owned by any Subsidiary of the Company.

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(d) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound.

(e) The Company does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of the Company on any matter.

(f) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which the Company is a party and that relate to any of the capital stock of the Company.

(g) SECTION 3.4(g) of the Company Disclosure Schedule sets forth a true and complete list of all holders, as of the Measurement Time, of outstanding Company Stock Options and Company Warrants, indicating, as applicable, the type of award granted, the number of Shares subject to such award, the name of the Company Stock Plan under which such award was granted, the date of grant, the exercise or purchase price of such award and the expiration date of such award.

(h) With respect to each grant of Company Stock Options and Company Warrants, (i) each such grant was made in accordance with the terms of the Company Stock Plan under which such award was granted and in all material respects in accordance with applicable Law (including rules of Nasdaq), (ii) each such grant was properly accounted for in accordance with U.S. GAAP in the Company SEC Documents (including financial statements) and all other applicable Laws, and (iii) each Company Stock Option and Company Warrant has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock on the date of such grant.

(i) The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options, and all Company Stock Options have been documented with the grant forms provided to Parent without material deviation from the form. The Company has not granted Company Stock Options except to individual Persons who were service providers of the Company at the time of grant. All Company Stock Options have been documented with the grant forms provided to Parent without material deviation from the form. The terms of the stock plans and the applicable agreements for each Company Stock Option permit the treatment of Company Stock Options as provided in this Agreement, without the consent or approval of the Company’s stockholders or any other Persons.

SECTION 3.5 Subsidiaries.

(a) SECTION 3.5(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each Subsidiary of the Company and its jurisdiction of incorporation or organization.

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(b) Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all Liens. Except for such shares of capital stock owned by the Company or another wholly-owned Subsidiary of the Company, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of any Subsidiary of the Company, (B) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of any Subsidiary of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company or any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of any Subsidiary of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party.

(c) Except for equity interests in the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security or right, or has any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise), in any Person.

(d) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company, in each case as amended to the date of this Agreement. No Subsidiary of the Company is in violation of any provision of such organizational document.

SECTION 3.6 SEC Reports; Financial Statements.

(a) The Company has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2020 (all such items filed or furnished since such date, collectively, the “Company SEC Documents”). Each Company SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Company SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing

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date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to any of the Company SEC Documents.

(b) The audited consolidated financial statements of the Company included in the Company’s Annual Reports on Form 10-K included in the Company SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The unaudited consolidated financial statements of the Company included in the Company’s Quarterly Reports on Form 10-Q included in the Company SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

(c) The Company’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) Since December 31, 2020, the Company has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to the Company’s auditors has been made available to Parent.

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(e) Except as set forth in SECTION 3.6(e) of the Company Disclosure Schedule, since December 31, 2020, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Since December 31, 2020, (i) neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

(g) There are no “off balance sheet arrangements,” as defined in Item 303 of Regulation S-K under the Securities Act, to which the Company or any of its Subsidiaries is a party.

SECTION 3.7 Certain Information. Any information provided in writing by the Company or any of its respective directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock contemplated by this Agreement (the “Form S-4”) or the Proxy Statement/Prospectus when filed with the SEC, when the Form S-4 is declared effective under the Securities Act, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to (i) statements included or incorporated by reference in the Form S-4 or Proxy Statement/Prospectus based on information supplied by or on behalf of Parent, Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements.

SECTION 3.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement, (d) set forth in SECTION 3.8 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

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SECTION 3.9 Absence of Certain Changes or Events. Since December 31, 2022, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, and (c) neither the Company nor any Subsidiary of the Company has taken any action that if taken after the date of this Agreement would require disclosure or Parent’s consent pursuant to SECTION 5.1.

SECTION 3.10 Litigation. As of the date hereof, there is no, and since December 31, 2020 there has not been any, Action pending or threatened against the Company or any of its Subsidiaries or any of its assets or properties, or, to the Knowledge of the Company, any executive officer, director or employee of the Company or any of its Subsidiaries in their capacities as such, at law or in equity, other than any such Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective assets is subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

SECTION 3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries are and, since December 31, 2020, have been in compliance in all material respects with all Laws applicable to them. Since December 31, 2020 and through the date hereof, neither the Company nor any of its Subsidiaries has received a written notice or, to the Knowledge of the Company, other communication from a Governmental Entity alleging a violation of Law that has resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries taken as a whole.

(b) The Company and its Subsidiaries have in effect all material permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted. All such Permits of the Company and its Subsidiaries are valid and in full force and effect, and neither the Company nor any of its Subsidiaries is in default or violation of any such Permits, except where the failure to be in full force and effect or where such default or violation, individually or the aggregate, has not resulted, and would not reasonably be expected to result in a material liability.

SECTION 3.12 Benefit Plans; Employees

(a) SECTION 3.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. To the extent applicable with respect to each Company Benefit Plan, true, correct and complete copies of the most recent documents described below have been made available to Parent: (i) all plan documents and amendments thereto (or, in the case of unwritten plans, a written description thereof) and any written policies and/or procedures used in plan administration; (ii) current summary plan descriptions and any summaries of material modifications; (iii) IRS determination letter and any outstanding request for

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a determination letter; (iv) Form 5500 for the three (3) most recent plan years, including without limitation all schedules thereto, all financial statements with attached opinions of independent accountants, and all actuarial reports; (v) any nondiscrimination, coverage, top-heavy and Code 415 testing performed with respect to the three (3) most recently completed plan years; and (viii) all material written correspondence with any Governmental Entity.

(b) Each Company Benefit Plan and related trust agreement, annuity contract or other funding instrument has been established, administered, operated and maintained in compliance with its terms, ERISA, the Code and any other applicable laws. The Company has no direct or indirect material liability under the requirements provided by any and all statutes, orders or governmental rules or regulations, including but not limited to ERISA, COBRA, HIPAA and the Code. With respect to each Company Benefit Plan, no prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) for which an applicable statutory or administrative exemption does not exist have occurred and no breaches of any of the duties imposed on Company Benefit Plan fiduciaries by ERISA with respect to the Company Benefit Plans have occurred that could result in any material liability or excise Tax under ERISA or the Code being imposed on the Company. Each Company Benefit Plan may be amended or terminated by the Company or Parent on or at any time after the Closing Date without liability to the Company or Parent. None of the rights of the Company under a Company Benefit Plan will be impaired by the consummation of the transactions contemplated by this Agreement.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS, or with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the IRS to the prototype or volume submitter plan sponsor, to the effect that such plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. To the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely impact the qualified status of any such Company Benefit Plan or the exemption of any related trust.

(d) There are no pending or threatened Actions against or involving any Company Benefit Plan and no facts exist that would give rise to any, other than routine claims for benefits and domestic relations order proceedings. No Company Benefit Plan is, or was during the last three (3) years, the subject of an audit or other inquiry from the IRS, U.S. Department of Labor, PBGC or other Governmental Entity, nor is any Company Benefit Plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by any Governmental Entity, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material Tax, interest or penalty that has not been satisfied. Neither the Company nor any of its directors, officers, employees or any plan fiduciary has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of any Company Benefit Plan.

(e) All contributions to the Company Benefit Plans have been made on a timely basis in accordance with ERISA and the Code. All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Company Benefit Plans for policy years or other applicable policy periods ending on or before the Closing Date.

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(f) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, participated in, sponsored or otherwise had any liability with respect to (i) a multiemployer plan as defined in Section 3(37) of ERISA, (ii) an employee benefit plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code, (iii) a “multiple employer plan” within the meaning of Sections 201, 4063 or 4064 of ERISA or Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code.

(g) No Company Benefit Plan provides life, health or other welfare benefits to former or retired employees of the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than pursuant to COBRA or similar state laws which require limited continuation of coverage for such benefits. No Company Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or a dependent or beneficiary of any such current or former employee. Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan.

(h) Each Company Benefit Plan which is a “nonqualified deferred compensation” plan within the meaning of Section 409A of the Code has been operated and administered in compliance with Section 409A of the Code, and has been in material documentary compliance with Section 409A of the Code. No award (and no agreement or promise by the Company to make an award) under any Company Benefit Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity has been backdated or has been granted with a purchase price that is less than the fair market value of such equity as of the applicable grant date. Neither the Company nor any of its Subsidiaries has any (i) liability for withholding taxes or penalties due under Code Section 409A or (ii) obligation to indemnify or gross-up for any Taxes imposed under Code Sections 409A or 4999.

(i) The Company, its Subsidiaries and each Company Benefit Plan are in compliance with the ACA, including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage compliant with the ACA to all employees and contractors who meet the definition of a full time employee under the ACA. The Company and its Subsidiaries are not otherwise liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the ACA or in connection with requirements relating thereto.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (whether alone or in connection with any event or events, including termination of service) (i) entitle any current or former service provider of the Company to any compensation or benefits due under any plan, program, agreement or arrangement, (ii) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former service provider of the Company, (iii) require any contributions or payments to fund any obligations under any Company Benefit Plan or (iv) result in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.

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(k) No Company Benefit Plan or other benefit arrangement covers any employee or former employee outside of the United States, and neither the Company nor its Subsidiaries has ever been obligated to contribute to any such plan.

(l) SECTION 3.12(l) of the Company Disclosure Schedule accurately sets forth, for each employee of the Company or any of its Subsidiaries (including employees on leave of absence or layoff status) (each, an “Employee”) and each natural person engaged directly as a contractor, consultant or other non-employee service-provider to the Company or any of its Subsidiaries (each, a “Contractor”): (i) name and employer, (ii) job title, (iii) date of employment or engagement; (iv) classification as employee or contractor; (v) classification as exempt or non-exempt under the Fair Labor Standards Act and analogous state law; (vi) current annual salary rate or hourly pay rate for employees and annualized compensation rate for contractors; (vii) the number of hours of vacation time or paid time off currently accrued and the dollar amount thereof; and (viii) whether on leave or layoff status and expected date of return.

(m) Except as provided on SECTION 3.12(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract with an Employee or a Contractor which (i) is not terminable at-will by the employer without prior notice or (ii) imposes any obligation to pay any severance, retention bonus, change-of-control payment or other similar payment. The Company has made available to Parent accurate and complete copies of all employment agreements, contractor agreements or other Contracts with all Employees and Contractors. The Company has made available to Parent accurate and complete copies of all employee manuals, employee handbooks, and personnel policies of the Company and its Subsidiaries.

(n) Neither the Company nor any of its Subsidiaries is now, or ever has been, a party to or bound by any collective bargaining agreement or other Contract, or any duty to bargain, with a trade union, works council or other labor organization (“Union”).

(o) There is not now, and has not been in the past three (3) years, any strike, lockout, slowdown, work stoppage, picketing or other labor dispute involving the Company, any of its Subsidiaries or any of their respective employees. To the Company’s Knowledge, there is not now, and has not been in the past three (3) years, in respect of any employees of the Company or any of its Subsidiaries, any pending or threatened (i) demand for recognition of a Union as bargaining representative, (ii) petition for election before the National Labor Relations Board or other Governmental Entity, or (iii) union organizing effort.

(p) The Company and its Subsidiaries have, at all times in the past three (3) years, complied with all applicable Laws regarding labor and employment matters, including but not limited to Laws regarding labor relations, occupational safety and health, employment discrimination, harassment and retaliation, minimum wage and overtime compensation, payment of wages, paid or unpaid leaves of absence, accommodation of disability, plant closings and mass layoffs, and immigration. At all times in the past three (3) years, all natural persons providing services to the Company or any of its Subsidiaries have been properly classified, for purposes of all applicable Laws, as (i) employees or non-employee service providers and (ii) “exempt” or “non-exempt” from overtime compensation requirements.

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(q) Except as set forth on SECTION 3.12(q) of the Company Disclosure Schedule, there is not currently pending, and has not been pending at any time in the past three (3) years, against the Company or any of its Subsidiaries, any charge or complaint filed by or with any Governmental Entity, or any demand for arbitration before any arbitration tribunal, alleging unfair labor practices, discrimination, harassment, retaliation, or other violation of Laws regarding labor or employment matters.

(r) Except as set forth on SECTION 3.12(r) of the Company Disclosure Schedule, in the past three (3) years, neither the Company nor any of its Subsidiaries has received notice of, or settled, any complaint or allegation of sexual harassment, sexual abuse or other sexual misconduct against the Company, any of its Subsidiaries or any of their respective employees (in their capacity as such), officers or directors.

(s) The Company and its Subsidiaries have at all times complied with the requirements of all applicable Laws regarding immigration, including but not limited to the Immigration Reform and Control Act of 1986, and have on file a valid and current Form I-9 for each current and former employee to the extent required by federal Law.

(t) Neither the Company nor any of its Subsidiaries has, in the past three (3) years, experienced a “mass layoff” or “plant closing” as defined in the federal Worker Adjustment and Retraining Notification Act or similar event under analogous state law, including California Labor Code Sections 1400-1408.

(u) To the Company’s Knowledge, no Employee or Contractor (i) intends to terminate his/her employment or engagement with the Company or any of its Subsidiaries, (ii) has received an offer to join a business that is competitive with the business of the Company or any of its Subsidiaries, or (iii) is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that can reasonably be expected to have an adverse effect on the performance by such Employee or Contractor of his/her duties or responsibilities as a service provider to the Company or any of its Subsidiaries.

SECTION 3.13 Taxes.

(a) All Tax Returns required to have been filed by or on behalf of the Company or any of its Subsidiaries have been timely filed (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were true and complete in all material respects.

(b) Each of the Company and the Subsidiaries (i) has paid all Taxes due and payable (whether or not shown on any Tax Return), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP, and (ii) with respect to Taxes that are not yet due, has established an adequate accrual in accordance with U.S. GAAP.

(c) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

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(d) As of the date of this Agreement, there are no claims, audits, actions, suits, proceedings or investigations being conducted, pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to Taxes.

(e) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not yet expired (other than extensions of time to file Tax Returns obtained in the ordinary course of business).

(f) In the five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement, other than those (i) solely between or among the Company and its Subsidiaries, or (ii) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes.

(h) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an “affiliated group” within the meaning of Section 1504 of the Code (or any corresponding provisions of state, local or non-U.S. Law), other than the affiliated group the common parent of which is the Company; or (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), or as a transferee or successor, by Contract, or otherwise.

(i) Neither the Company nor any of its Subsidiaries (nor Buyer or its Affiliates with respect to the Company or any of its Subsidiaries) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (iv) prepaid amount or advance payment received on or prior to the Closing Date; or (v) as a result of a change in accounting method.

(j) Each of the Company and the Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to be withheld from any payment made to any employee, independent contractor, creditor, holder of Shares or other third party.

(k) Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its place of incorporation or formation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that country.

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(l) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(m) Neither the Company nor any of its Subsidiaries (i) is or has owned shares in a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has made an election described in Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law).

As used in this Agreement:

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, province, state, city, county, and foreign (or governmental unit, agency, or political subdivision of any of the foregoing) corporate, income, license, withholding, payroll, profits, employment (including Social Security, unemployment insurance, employer health and employee income tax withholding), franchise, gross receipts, sales, use, transfer, stamp, environmental, alternative minimum, occupation, property, net worth, capital gains, severance, premium, windfall profits, customs, duties, ad valorem, value added, excise, unclaimed property, escheat, Pension Benefit Guaranty Corporation premiums, and any other governmental charges of the same or similar nature to any of the foregoing; including any interest, penalty, or addition to any of the foregoing, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including by contract or otherwise. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

“Tax Returns” means all returns, reports, estimates, claims for refund, information statements, elections, statements of foreign bank and financial accounts, and other documents relating to, filed or required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

SECTION 3.14 Material Contracts.

(a) SECTION 3.14 of the Company Disclosure Schedule lists, as of the date hereof, each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and under which any party thereto has continuing rights or obligations (in each case, excluding any Company Benefit Plan) (such Contracts of the type described in this SECTION 3.14(a), whether or not set forth in SECTION 3.14 of the Company Disclosure Schedule, the “Material Contracts”):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S K under the Securities Act;

(ii) any Contract that (A) limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any line of business or with any Person or in any geographic area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party marketing or distribution rights relating to any compound or product being developed by

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the Company or any Subsidiary of the Company, whether or not yet on the market, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in favor of any third party or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) any Contract governing any joint venture, partnership or similar arrangement;

(iv) any Contract constituting Indebtedness and having an outstanding principal amount in excess of $10,000;

(v) any Contract with any Governmental Entity (excluding Permits);

(vi) any Contract with (A) any directors or officers of the Company or any of its Subsidiaries, or (B) any Person that, by itself or together with its Affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the outstanding shares of Common Stock, other than with respect to clause (A) (x) employee benefits provided under Company Benefit Plans, (y) standard confidentiality and assignment of inventions agreements in the form previously provided to Parent and (z) any Contracts related to the purchase or issuance of Shares and the issuance of Company Options;

(vii) any Contract which, upon the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement may, either alone or in combination with any other event, result in any payment (whether of severance pay or otherwise) becoming due from the Company, Parent or any of their respective Subsidiaries to any officer or employee of the Company or any of its Subsidiaries;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries licenses to (an “Outbound IP Agreement”) or licenses from (an “Inbound IP Agreement”) any third party any Intellectual Property that is used in the conduct of the business of the Company and the Subsidiaries of the Company as currently conducted, including any such Intellectual Property that is used in or related to the development, marketing, labeling, promotion, sale, use, handling or manufacture of each FDA Regulated Product and any other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market; provided, that the Company shall not be required to list the following Contracts on SECTION 3.14 of the Company Disclosure Schedule: (A) any Outbound IP Agreement that is a confidentiality agreement or a non-exclusive license granted to a vendor of the Company solely for purposes of providing services to the Company, pursuant to an agreement entered into in the ordinary course of business, and (B) any Inbound IP Agreement that is a confidentiality agreement or is for non-customized software or Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials;

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(ix) any Contract for research and development, clinical trials, product formulation, contract manufacturing or supply, for or related to any FDA Regulated Product or any other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in each case in excess of $10,000;

(x) any Contract by which the Company or any Subsidiary settled any dispute or released or was released from any claim pertaining to any Intellectual Property, or granted or was the beneficiary of a covenant not to sue or other restrictive covenant or agreement with respect to any Intellectual Property;

(xi) any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries in excess of $10,000;

(xii) any Contract (or group of related Contracts) providing for the purchase or sale of products or services by the Company or any of its Subsidiaries in excess of $10,000;

(xiii) any Contract with a Union;

(xiv) any settlement agreement, or any Contract that waives any rights or grants any release, in each case where such settlement, waiver of rights or grant of release is material to the Company or any of its Subsidiaries;

(xv) any Contract that grants any option, right of first refusal, right of first offer or similar right or any other Lien with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xvi) any Contract that provides for the acquisition or disposition of any material business or material assets (whether by merger, purchase or sale of stock, purchase or sale of assets or otherwise) and with any outstanding obligations that are material to the Company and its Subsidiaries, taken as a whole; or

(xvii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly-owned Subsidiaries).

(b) (i) Each Material Contract is valid and binding on the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto in all material respects in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under each Material Contract; (iii) there is no breach of or default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (iv) no event has occurred or not occurred through the

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Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, through the action or inaction of any other party, that with or without notice or the lapse of time or both would (A) constitute a breach of or default by, (B) result in a right of termination for or automatic termination of, or (C) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for, in each case, any party under any Material Contract; (v) there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Material Contract; and (vi) during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any notice of termination (in whole or in part) in respect of any Material Contract, nor to the Knowledge of the Company, is any such party threatening to do so. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

SECTION 3.15 Personal and Real Property.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its tangible assets, free and clear of all Liens, other than Permitted Liens.

(b) Neither the Company nor any of its Subsidiaries owns any real property. SECTION 3.15(b) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases, licenses and occupancy agreements, together with all amendments and supplements thereto, under which the Company or any of its Subsidiaries leases (as lessee) or occupies real property (the “Real Property Leases”; the property covered by the Real Property Leases is referred to herein as the “Leased Real Property”). The Company has made available to Parent true and complete copies of each of the Real Property Leases. As applicable, each of the Company and its Subsidiaries has a valid and subsisting leasehold interest in all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens. To the Knowledge of the Company, (i) no Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor (ii) has any such condemnation, expropriation or taking been proposed to the Company or any of its Subsidiaries. All Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in default under any Real Property Lease, and no event has occurred which, with the giving of notice or passage of time, would constitute such a default by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto. The Company has not received any notice, order or proposal which would adversely affect the value or use or enjoyment of any of the Leased Real Property.

SECTION 3.16 Intellectual Property.

(a) SECTION 3.16(a)(i) of the Company Disclosure Schedule sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Company Registered IP”). The Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries exclusively, except as specified in SECTION 3.16(a) of the Company Disclosure Schedule, owns and possesses, free and clear of all Liens

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(excluding any Permitted Liens), all right, title and interest in and to the Company Registered IP and all other Intellectual Property owned or purported to be owned by the Company or any Subsidiary of the Company as of the date hereof (collectively, the “Company Owned IP”). SECTION 3.16(a)(ii) of the Company Disclosure Schedule sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by a third party and licensed to the Company or any of its Subsidiaries as of the date hereof under an Inbound IP Agreement that is listed or required to be listed on SECTION 3.14(a)(viii) of the Company Disclosure Schedule (collectively, the “Company Licensed Registered IP”). SECTION 3.16(a) of the Company Disclosure Schedule accurately identifies, for each item of Company Registered IP or Company Licensed Registered IP, as applicable, the (i) identifying title or mark, (ii) application number, (iii) patent or registration number, (iv) filing date, issue date or registration date, (v) country filed in and (vi) owner. With respect to all Company Registered IP, the owner identified on SECTION 3.16(a)(i) of the Company Disclosure Schedule is the current owner of record.

(b) Each of the Company and its Subsidiaries has taken commercially reasonable steps to (i) protect its rights in its Company Registered IP and all other material Company Owned IP and (ii) maintain the confidentiality of all material information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use including by causing all current and former employees, consultants, vendors and other independent contractors of the Company or any Subsidiary who have created or have access to any such confidential information to enter into binding, written agreements with the Company or its Subsidiaries agreeing not to disclose or make any improper use of any confidential information included in the Company Owned IP or any confidential information owned by a third party that has been disclosed to the Company or any of its Subsidiaries in confidence. All Intellectual Property that was created by employees of the Company or its Subsidiaries within the scope of their employment is owned by the Company or its applicable Subsidiary (and, therefore, is Company Owned IP) either by operation of law or pursuant to a written assignment agreement. All current and former consultants, vendors and other independent contractors of the Company or any of its Subsidiaries who have created any Company Owned IP have assigned ownership of such Company Owned IP to the Company or a Company Subsidiary pursuant to a binding, written agreement. Neither the Company nor any of its Subsidiaries uses any Intellectual Property created or owned by any of its consultants, vendors or other independent contractors that is not Company Owned IP or licensed to the Company or a Company Subsidiary pursuant to an agreement listed on SECTION 3.14(a)(viii) of the Disclosure Schedule. The Company and its Subsidiaries have the right to use and otherwise exploit, in the manner currently used or exploited by the Company and its Subsidiaries, all Company Owned IP and all other Intellectual Property used or held for use in the conduct of their respective businesses or as otherwise necessary to conduct such businesses as currently conducted or proposed to be conducted, and Parent will continue to have such rights immediately after the Closing, exercisable on the same terms and for use in the same manner as used by the Company and its Subsidiaries immediately prior to Closing.

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(c) Except as set forth in SECTION 3.16(c) of the Company Disclosure Schedule, (i) (A) none of (x) the operation of the business of the Company and its Subsidiaries as currently conducted, or (y) any FDA Regulated Product or other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, or the development, manufacture, importation, sale or offer for sale thereof, infringes (or for any such FDA Regulated Product or other compound or product being developed, if currently sold would infringe) upon any patents, copyrights, trademarks or other Intellectual Property rights of any third party or misappropriates the subject matter of any trade secrets of any third party, and (B) since December 31, 2019, neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring, and (ii) (A) no third party is infringing upon any patents, copyrights, trademarks or other Intellectual Property rights or misappropriating the subject matter of any trade secrets owned by the Company or any of its Subsidiaries in a material manner, and (B) since December 31, 2019, neither the Company nor any of its Subsidiaries has asserted any written claim or notice that any such infringement or misappropriation is occurring or has occurred.

(d) There are no Contracts to which Company or one of its Subsidiaries is a party under which royalty, license fee, milestone and other payment obligations (other than patent prosecution and maintenance costs and expenses, costs and expenses relating to enforcement or defense of Intellectual Property rights and indemnity payments under customary commercial terms of Contracts entered into in the ordinary course of business) are payable by or to the Company or such Subsidiary with respect to any Company Registered IP or any Intellectual Property of a third party licensed to the Company or any of its Subsidiaries as of the date hereof, other than the Contracts listed in SECTION 3.14(a)(viii) of the Company Disclosure Schedule (and those Contracts permitted to not be listed under such Section by the terms of such Section).

(e) Except as set forth in SECTION 3.16(e) of the Company Disclosure Schedule, none of (i) the Company Registered IP or (ii) any other Company Owned IP embodied by any FDA Regulated Product or other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, or necessary or useful for the development, manufacture, importation, sale or offer for sale thereof, was developed by or on behalf of, pursuant to a Contract with, or using grants or any other subsidies of, any Governmental Entity, public entity, university, corporate sponsor, or other third party, where any such third party has acquired any ownership or license rights in any such Intellectual Property based upon having funded, having procured services by the Company or any Subsidiary of the Company, or having provided services on behalf of the Company or any Subsidiary of the Company.

(f) Except as set forth in SECTION 3.16(f)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received since December 31, 2020 any written notice or claim: (i) asserting the invalidity, misuse or unenforceability of any issued or registered Company Registered IP or other Company Owned IP, (ii) challenging the Company’s or a Company Subsidiary’s ownership of or rights to use, license or otherwise exploit any Company Owned IP, or (iii) asserting that the Company has engaged in unfair competition, false advertising or other unfair business practices. Except as set forth in SECTION 3.16(f)(ii) of the Company Disclosure Schedule, as of the date hereof, there is no Action before any court or tribunal (including in the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Company Registered IP, other than office actions or other similar proceedings in the ordinary course of prosecuting applied-for Company Registered IP and, to the Knowledge of the Company, there is no such Action related to any Company Licensed Registered IP.

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(g) SECTION 5.15 of the Company Disclosure Schedule sets forth a true, correct and complete list of the assignment status with respect to each Company Owned IP.

SECTION 3.17 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in SECTION 4.5(c), no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) of the State of Delaware apply to this Agreement or any of the transactions contemplated hereby.

SECTION 3.18 Brokers. No broker, agent, investment banker, financial advisor or other Person, other than William Blair & Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and complete copy of any engagement letter or other Contract between the Company and William Blair & Company relating to the Merger or any of the other transactions contemplated by this Agreement.

SECTION 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of William Blair & Company as financial advisor to the Company that as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Shares. The Company shall, promptly following the execution and delivery of this Agreement by all parties, furnish a true and complete written copy of such opinion to Parent solely for informational purposes.

SECTION 3.20 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries; neither the Company nor any of its Subsidiaries is in breach or default under any of its insurance policies; neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any of its insurance policies; neither the Company nor a Subsidiary has been refused any insurance coverage sought or applied for.

SECTION 3.21 Regulatory

(a) Neither the Company nor any Subsidiary of the Company has received any written notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the U.S. Food and Drug Administration (the “FDA”) or other relevant regulatory authorities, or any other court or arbitrator or federal, state, local or foreign governmental or regulatory authority, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) (the “FFDCA”), or similar state, federal or foreign law or regulation; the Company and each Subsidiary of the Company is and has been in compliance in all material respects with applicable health care laws, including without limitation and as applicable, the FFDCA and the federal Anti Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), all applicable federal, state, local and all foreign civil and criminal laws relating to health

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care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws, the statutes, regulations and directives of applicable government funded or sponsored healthcare programs, and the regulations promulgated pursuant to such statutes, the Standards for Privacy of Individually Identifiable Health Information, the Security Standards, and the Standards for Electronic Transactions and Code Sets promulgated under HIPAA, the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and the regulations promulgated thereunder and any state or non U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals or prescribers, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, the regulations promulgated thereunder; the U.S. Controlled Substances Act (21 U.S.C. Section 801 et seq.), quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company and the Subsidiaries of the Company (collectively, “Health Care Laws”). The Company and each Subsidiary of the Company possesses all material licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Health Care Laws and/or to carry on its businesses as presently conducted, including as necessary to allow for the development, marketing, labeling, promotion, sale, use, handling or manufacture of each FDA Regulated Product as those activities are currently conducted or planned to be conducted with respect to each FDA Regulated Product (“Authorizations”). Such Authorizations are valid and in full force and effect, neither the Company nor any Subsidiary of the Company is in violation of any material term of any such Authorizations and SECTION 3.21(a) of the Company Disclosure Schedule includes a true and complete list of all Authorizations that are investigational new drug applications, new drug applications and other applications for approval of the commercialization, commercial manufacture, distribution, marketing, promotion, offer for sale, use, import, export or sale of a pharmaceutical product or other product or device that is subject to the regulatory authority of the FDA (an “FDA Regulated Product”) in a regulatory jurisdiction that have been filed with the FDA or any similar regulatory authority outside of the United States by the Company or any Subsidiary of the Company for any FDA Regulated Product, further specifying thereon each FDA Regulated Product that has been approved for commercialization by the FDA or other regulatory authority (an “Approved Product”). Neither the Company nor any Subsidiary of the Company has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product operation or activity is in violation of any Health Care Laws or Authorizations, nor to the Knowledge of the Company is any Governmental Entity or third party considering any such claim, litigation, arbitration, action, suit, investigation or proceeding. Neither the Company nor any Subsidiary of the Company has, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning, “dear doctor” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Knowledge of the Company, no third party has initiated or conducted any such notice or action. To the Knowledge of the Company, there are no circumstances currently in existence that would necessitate a recall or post-sale warning of the Approved Product and, with respect to the Approved Product, there have been no serious adverse drug experiences as defined in 21 C.F.R. § 314.80 or material events concerning or affecting safety.

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(b) The research, studies and tests conducted by or on behalf of the Company and each Subsidiary, including for each FDA Regulated Product (collectively, “Studies”) have been and, if still pending, are being conducted with reasonable care and, to the extent required, in material compliance with good clinical practice (GCP) requirements in accordance with the FFDCA and its implementing regulations. The Company and each Subsidiary of the Company have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services or any committee thereof or from any other applicable U.S. or foreign government regulatory agency, or health care facility Institutional Review Board. Neither the Company nor any Subsidiary of the Company has received any correspondence from any Governmental Entity requiring the termination, suspension or material modification of any Studies. The Company and each Subsidiary of the Company have operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Governmental Entity.

(c) Neither the Company nor any Subsidiary of the Company has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws nor, to the Knowledge of the Company, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and each Subsidiary of the Company have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission), and no material deficiencies have been asserted in writing by the FDA or any other applicable regulatory authority with respect to any such filings, declarations, listing, registrations, reports or submissions. Neither the Company nor any Subsidiary of the Company is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any Subsidiary of the Company nor any of their respective employees, officers or directors nor, to the Knowledge of the Company, agents or subcontractors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or is subject to a governmental proceeding or similar action or, to the Knowledge of the Company, a governmental inquiry, investigation or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion. Neither the Company, and Subsidiary of the Company, nor any of their officers, employees or agents, has made an untrue statement of a material fact or a fraudulent statement to the FDA, any other regulatory authority, or any other Governmental Entity or failed to disclose a material fact required to be disclosed to the FDA, any other regulatory authority or any other Governmental Entity that, at the time such disclosure or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke any similar policy. To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any Company Subsidiary (i) is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities policy, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or similar policy or (ii) has received any notification of any such potential investigation.

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(d) With respect to each FDA Regulated Product that is the subject of an Authorization listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule, SECTION 3.21(d) of the Company Disclosure Schedule includes a true and complete list of all preclinical and clinical studies conducted or sponsored by or on behalf of the Company or any of its Subsidiaries using or in respect of any such FDA Regulated Product and all contract research organizations who have participated in any such studies or other aspects of the development of any such FDA Regulated Product. The Company has provided to Parent: (i) accurate and complete copies of all clinical study reports for any preclinical studies listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule and access to all electronic databases related to any such preclinical studies, (ii) accurate and complete copies of all clinical study reports and trial master files for any clinical studies listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule and access to all electronic databases related to any such clinical studies, (iii) all other all toxicology, pharmacokinetic and pharmacodynamic reports, files, records, dossiers, and data that have been included in any submission to any Governmental Entity in respect of any such FDA Regulated Product or Authorization, (iv) a comprehensive listing of all meetings, correspondence, submissions and other interactions with any Governmental Entity in respect of any such FDA Regulated Product or Authorization, and (v) a complete copy of all submissions made to any Governmental Entity, all correspondence (including emails) between the Company or its Subsidiaries and any such Governmental Authorities, and all contact reports or other summaries of telephonic or in-person meetings with any such Governmental Authorities, in each case in respect of or regarding any such FDA Regulated Product or Authorization.

(e) With respect to the Approved Product, neither the Company nor any Subsidiary has conducted any off-label promotion or received any written information from the FDA or any other Governmental Entity contesting the approval, the uses, the labeling or the promotion of Approved Products, including any claim that the Approved Product is being marketed or promoted for off-label uses. With respect to each other FDA Regulated Product, neither the Company nor any Subsidiary has received any written information from the FDA or any other Governmental Entity that would reasonably be expected to lead to the denial of an application for marketing currently pending before the FDA or any other Governmental Entity.

SECTION 3.22 Environmental.

(a) The Company made available to Parent all material records and material correspondence in the possession of the Company relating to environmental matters affecting the Company and which were prepared for or submitted to applicable Governmental Entities within three (3) years of the date of this Agreement.

(b) The Company and its Subsidiaries are in compliance in all material respects with and have not received any written notice or, to the Knowledge of the Company, any other communication alleging any violation by the Company or its Subsidiaries with respect to any applicable Environmental Laws, including with respect to possessing and being in compliance with any Permits required for the Company and its Subsidiaries to operate under applicable Environmental Laws.

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(c) To the Knowledge of the Company, the properties operated by the Company and its Subsidiaries (including soils, groundwater, surface water, indoor air, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration or in a condition that would give rise either to an obligation to act to address the Hazardous Substance contamination or condition or to disclose to a Governmental Entity that Hazardous Substance contamination or condition under any Environmental Law.

(d) Neither the Company nor its Subsidiaries have received written notice that the Company is subject to any liability under any Environmental Law for any Hazardous Substance disposal, release or contamination on the property of any third party nor has the Company disposed of, transported, or arranged for the disposal of or transport of any Hazardous Substances in a way that would require investigation or remediation pursuant to applicable Environmental Law or otherwise subject the Company to any liability pursuant to applicable Environmental Law.

(e) The Company and its Subsidiaries have not released any Hazardous Substance into the environment except (A) in compliance with Environmental Law or (B) in an amount or concentration that would not reasonably be expected to give rise to any material liability or obligation under any Environmental Law.

(f) Neither the Company nor any of its Subsidiaries is named as a party to any Action or order addressing liability under any Environmental Law nor has the Company or any of its Subsidiaries received a demand or other notice threatening to assert a claim for such liability against the Company or any of its Subsidiaries.

SECTION 3.23 Indebtedness. SECTION 3.23(a) of the Company Disclosure Schedule sets forth all Indebtedness for borrowed money of the Company and its Subsidiaries and each document evidencing or documenting any such Indebtedness for borrowed money. SECTION 3.23(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement all “current liabilities” of the Company and each of its Subsidiaries as determined by U.S. GAAP.

SECTION 3.24 Affiliate Transactions. No relationship exists between the Company or any of its Subsidiaries, on the one hand, and any officer, director, or other Affiliate (other than any Subsidiary of the Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described in the Company SEC Documents.

SECTION 3.25 Anti-Corruption. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, executive, officer, agent, employee, distributor or other Person while acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses to influence political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) has

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violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company or any of its Subsidiaries, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature. Neither the Company nor any of its Subsidiaries has ever conducted any export transactions.

SECTION 3.26 Clinical Supply. The Company or its Subsidiaries have good and marketable title to its clinical supply free and clear of all Liens (other than Permitted Liens).Such clinical supply has been manufactured in accordance with the specifications therefor as set forth in the applicable manufacturing documentation, the applicable Permit and other Laws. The clinical supply has been properly stored in accordance with the relevant specifications.

SECTION 3.27 Suppliers. SECTION 3.27(a) of the Company Disclosure Schedule sets forth a true and complete list of the ten (10) largest (measured by gross expenditures by the Company and its Subsidiaries on a consolidated basis) suppliers (each, a “Material Supplier”) to the Company and its Subsidiaries for the twelve (12) months ended June 30, 2023. No Material Supplier has terminated or cancelled, or delivered written notification to the Company or any of its Subsidiaries that it intends to terminate or cancel, or decreased materially or, to the Knowledge of the Company, threatened to decrease or limit materially, its relationship with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been engaged in a material dispute with a Material Supplier. There has been no material change in the pricing or other material terms of its business relationship with any Material Supplier that is adverse to the Company or its Subsidiaries, except changes made in the ordinary course of business consistent with past pricing practices which changes in the aggregate would not be material to the Company and its Subsidiaries, taken as a whole. Except as set forth in SECTION 3.27(b) of the Company Disclosure Schedule, all amounts owing to such Material Supplier by the Company or any of its Subsidiaries have been paid in all material respects.

SECTION 3.28 Acknowledgement by the Company. The Company is not relying and the Company has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE IV. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Merger and the transactions contemplated hereby and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

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SECTION 4.1 Organization, Standing and Power. Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.2 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject (in the case of Merger Sub) to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of Parent and Merger Sub and no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the date hereof, the Board of Directors of Merger Sub, acting via unanimous written consent, adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are in the best interests of Merger Sub and its sole stockholder, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to Parent for adoption and (iv) recommending that Parent vote in favor of the adoption of this Agreement.

(c) The adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

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SECTION 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the organizational documents of Parent or Merger Sub;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their assets or properties are bound; or

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Contract to which Parent or Merger Sub is a party or by which their assets or properties are bound;

except, in the case of clauses (ii) and (iii), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not, with respect to Parent and Merger Sub, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under any state securities or “blue sky” laws, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iii) compliance with applicable requirements of the Exchange Act, (iv) compliance with applicable rules and regulations of Nasdaq, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Capitalization.

(a) The authorized capital stock of the Parent consists of (i) 250,000,000 shares of Common Stock, $0.00001 par value per share. As of the Measurement Time, (A) 33,937,346 shares of Common Stock were outstanding, (B) 1,575,692 shares of Common Stock were held by the Company as treasury shares, (C) 7,027,739 shares of Common Stock were reserved for issuance pursuant to outstanding Parent Stock Options, and (D) 4,252,490 shares of Common Stock were reserved for issuance pursuant to outstanding Parent Warrants.

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(b) Except as set forth above, as of the date hereof, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of Parent, (B) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of Parent, (C) options, warrants, calls, subscriptions or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of Parent, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of Parent or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of Parent; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent to which Parent is a party.

(c) Parent does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of Parent on any matter.

(d) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which Parent is a party and that relate to any of the capital stock of the Parent.

SECTION 4.5 Ownership and Operations of Parent and Merger Sub.

(a) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection herewith, or as otherwise required or incidental to negotiate, execute, deliver and effect the transactions contemplated by this Agreement.

(b) All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent.

(c) None of Parent, Merger Sub nor any of their Affiliates (i) owns, directly or indirectly, beneficially or of record, any Shares or (ii) holds any rights to acquire or vote any Shares, except pursuant to this Agreement. None of Parent, Merger Sub nor any of their Affiliates is an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL. Neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of capital stock or other securities of the Company or any options, warrants or other rights to acquire shares of capital stock or other securities of, the Company.

SECTION 4.6 SEC Reports; Financial Statements.

(a) Parent has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2020 (all such items filed or furnished since such date, collectively, the “Parent SEC Documents”). Each Parent SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the

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applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Parent SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Parent from the SEC with respect to any of the Parent SEC Documents.

(b) The audited consolidated financial statements of Parent included in Parent’s Annual Reports on Form 10-K included in the Parent SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. The unaudited consolidated financial statements of Parent included in the Parent Quarterly Reports on Form 10-Q included in Parent SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

(c) Parent’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Parent required under the Exchange Act with respect to such reports.

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(d) Since December 31, 2020, Parent has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to Parent’s auditors has been made available to the Company.

(e) Since December 31, 2020, Parent has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Since December 31, 2020, (i) neither Parent nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

SECTION 4.7 Certain Information. Any information provided in writing by Parent, Merger Sub or any of their respective directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus when filed with the SEC and when the Form S-4 is declared effective under the Securities Act shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Form S-4 or Proxy Statement/Prospectus based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements.

SECTION 4.8 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement, (d) set forth in SECTION 4.8 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.9 Valid Issuance. The Parent Common Stock to be issued to the Company stockholders pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by such Company stockholder) will be free of restrictions on transfer.

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SECTION 4.10 Funds. As of the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of readily available funds to enable it to pay the aggregate amounts payable pursuant to the CVRs as and when such payments become due and payable (to the extent payable in accordance with the terms of the CVR Agreement).

SECTION 4.11 Absence of Certain Arrangements.

(a) There are no Contracts or understandings between Parent or Merger Sub or any of their respective Affiliates or, to the knowledge of Parent, any of their respective Representatives, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Merger and other transactions contemplated by this Agreement.

(b) None of Parent, Merger Sub, nor any of their respective Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which: (i) any Company stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) any Company stockholder agrees to vote, to tender, to vote against, or not to tender his, her or its shares of capital stock of the Company in, any Acquisition Proposal or (iii) any Person has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

SECTION 4.12 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of Parent’s Affiliates or Merger Sub or any of Merger Sub’s Affiliates or any of its assets or properties, at law or in equity, which if adversely determined would have a material adverse effect on Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement. As of the date hereof, Parent is not subject to any judgment, order, injunction, rule or decree of any Governmental Entity, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.13 Brokers. No broker, investment banker, financial advisor or other Person, other than Canaccord Genuity LLC. (“Canaccord”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

SECTION 4.14 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Canaccord as financial advisor to Parent that, as of the date of such opinion and subject to the qualifications, assumptions and limitations set forth therein, the transaction consideration (as defined in such opinion) to be paid by Parent with respect to the acquisition of the Company pursuant to this Agreement is fair, from a financial point of view, to Parent.

SECTION 4.15 Acknowledgement by the Parent and Merger Sub. Parent and Merger Sub are not relying and the Parent and Merger Sub have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE III. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Merger and the transactions contemplated hereby and Parent and Merger Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

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ARTICLE V

COVENANTS

SECTION 5.1 Conduct of Business of the Company. Between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in SECTION 5.1 of the Company Disclosure Schedule, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to preserve intact their business, assets and technology, keep available the services of their officers and employees, maintain in effect all of their Permits and preserve their relationships and goodwill with those Persons having significant business relationships with the Company or any of its Subsidiaries. In addition to and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in SECTION 5.1 of the Company Disclosure Schedule, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any of its capital stock, ownership interests or other securities, or any options, warrants, convertible securities or other rights to acquire any of its capital stock, ownership interests or other securities, except for (i) the issuance of Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date hereof in accordance with the terms thereof or (ii) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company, other than the acquisition of Shares in connection with a cashless or net exercise of Company Stock Options outstanding on the date hereof or in order to pay Taxes in connection with the exercise of any other equity awards (including Company Stock Options) outstanding on the date hereof;

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(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory in the ordinary course of business or pursuant to existing Contracts; or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory in the ordinary course of business or pursuant to existing Contracts;

(f) (i) enter into or amend in any respect any Contract, written, oral or otherwise, or (ii) terminate, or fail to exercise an expiring renewal option or grant a waiver of a provision under, any Contract;

(g) make any capital expenditures, individually or in the aggregate, in excess of $10,000, other than capital expenditures that are budgeted in the Company’s capital expenditure budget set forth in SECTION 5.1(g) of the Company Disclosure Schedule;

(h) (i) other than for borrowings under the Bridge Loan for working capital purposes, incur, assume, guarantee or otherwise become liable for any Indebtedness, or amend or modify in any material respect or prepay or refinance any Indebtedness, (ii) make any loans, advances (other than travel advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly-owned Subsidiary of the Company, (iii) cancel, release or assign any material Indebtedness of any Person owed to the Company or any of its Subsidiaries, or (iv) withdraw, change or revoke any consent or approval made or required (and provide any further consents or approvals) in connection with the Note and Loan Purchase Agreement and the transactions contemplated thereby;

(i) except as expressly required by any Company Benefit Plan or Contract in existence on the date hereof and made available to the Company, or applicable Law, (i) increase the salary, bonus or other compensation or fringe benefits of, or grant any type of compensation or benefits not previously provided to, any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (ii) grant or pay any severance, change in control, retention or termination pay, or modifications thereto or increases therein, to any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers, employees or independent contractors, (iv) enter into any collective bargaining agreement, neutrality agreement or other Contract with any Union or recognize any Union as the bargaining representative of any employees or (v) establish, adopt or terminate any Company Benefit Plan;

(j) make any material change in any accounting principles, except as may be required by Law or U.S. GAAP or any official interpretations thereof;

(k) (i) make, change or revoke any material Tax election, (ii) enter into any settlement or compromise of any material Tax liability, (iii) amend any Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) settle or compromise any material Tax liability, claim, audit or dispute or enter into any closing agreement relating to any material Tax, (vi) surrender any right to claim a material Tax refund, (vii) change any material method of accounting for Tax purposes (or file a request to make any such change) or (viii) waive or extend the statute of limitations with respect to any Tax;

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(l) adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable Law;

(m) grant or suffer to exist any Liens on any properties or assets, tangible or intangible, of the Company or any of its Subsidiaries, other than Permitted Liens;

(n) sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any Subsidiary or any material assets, securities, or property except (A) as required pursuant to Contracts existing as of the date hereof and in accordance with their terms or (B) in the ordinary course of business consistent with past practice;

(o) settle any Action against the Company or any of its Subsidiaries, other than settlements of Actions (A) where the amount paid by the Company or any of its Subsidiaries in settlement does not exceed $10,000 individually or in the aggregate, (B) that do not impose any material restriction on the business of the Company or any of its Subsidiaries, (C) that provide for a complete release of the Company and its Subsidiaries for all claims and (D) that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries;

(p) waive, release or assign any rights or claims or make any payment, directly or indirectly, of any liability of the Company or any of its Subsidiaries before the same comes due in accordance with its terms;

(q) sell, transfer or license or sublicense any rights in any intellectual property owned by or licensed to the Company or any Subsidiary of the Company or, with respect to any Company Owned IP or any patent or pending patent application included in Company Licensed Registered IP that the Company prosecutes or maintains or has the authority to prosecute or maintain, allow or otherwise permit any such intellectual property to become abandoned or otherwise fail to maintain any such intellectual property;

(r) (i) acquire any fee interest in real property or (ii) amend, modify or terminate any Real Property Lease or enter into any new lease for any real property;

(s) change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices;

(t) create any Subsidiary of the Company or any of its Subsidiaries;

(u) enter into any new line of business, or form or commence the operations of any joint venture;

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(v) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of the Company or its Subsidiaries;

(w) other than in the ordinary course of business consistent with past practice, reduce the amount of insurance coverage or fail to renew any existing insurance policies without replacing such policy with substantially comparable coverage;

(x) fail to promptly provide to Parent all information or documents described in the last sentence of SECTION 3.21(d) that are received, prepared or otherwise generated by or on behalf of the Company or any of its Subsidiaries after the date of execution of this Agreement; or

(y) commit to take any of the actions described in the preceding paragraphs (a) through (x).

For avoidance of doubt, nothing in this SECTION 5.1 is intended to or shall give Parent the right to control the day-to-day operations of the Company in violation of applicable Law or result in the transfer of beneficial ownership of the Company to Parent prior to the Effective Time.

SECTION 5.2 Unsolicited Proposals.

(a) Subject to SECTION 5.3(b) and SECTION 5.3(c) and except as expressly permitted by this SECTION 5.2, until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with ARTICLE VII, the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall direct and use its reasonable best efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, the “Representatives”) and its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement in accordance with this SECTION 5.2) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, (iv) approve, support, adopt or recommend any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing. From and after the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with

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respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room or other access to data or information of the Company, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal, and (C) promptly following the date hereof the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such third party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement. It is agreed that (1) any violation of the restrictions set forth in this SECTION 5.2(a) by any officer, director or employee of the Company or any of its Subsidiaries shall constitute a breach of this SECTION 5.2 by the Company and (2) any inquiry, proposal or offer that results from any material violation of the foregoing restrictions by any Representative of the Company or any of its Subsidiaries (other than such Representatives included in the foregoing clause (1)) shall be deemed to be not in compliance with this SECTION 5.2.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof prior to obtaining the Company Stockholder Approval, (i) the Company receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal did not result from a breach of this SECTION 5.2 and (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company shall notify Parent in writing of such determination promptly after the Company Board makes such determination (and in any event within twenty-four (24) hours after making such determination) and the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries pursuant to an Acceptable Confidentiality Agreement and (B) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such third party, which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may direct any Persons to this Agreement, including the specific provisions of this SECTION 5.2.

(c) The Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Parent of the Company’s (or any of its Representatives’) receipt of any Acquisition Proposal or any offer that would reasonably be expected to lead to an Acquisition Proposal, or of any request for discussion, negotiation or information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that would reasonably be expected to lead to an Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the third party making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the third party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within twenty-four (24) hours after receipt thereof.

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(d) The Company agrees to enforce, and not to release or permit the release of any Person from, or to modify or waive or permit the waiver or termination of any provision of, any Acceptable Confidentiality Agreement (including any standstill or similar provisions contained therein), other than to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) Definitions. For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not less restrictive in the aggregate to the receiving party thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of SECTION 5.2 and SECTION 5.3. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential acquisition of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of this Agreement.

(ii) “Acquisition Proposal” means any offer or proposal from any third party relating to any transaction or series of related transactions involving any (i) acquisition or purchase by any third party, directly or indirectly, of (A) twenty percent (20%) or more of the Common Stock, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the Common Stock, or (B) twenty percent (20%) or more of the assets or businesses of the Company and its Subsidiaries, taken as a whole, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.

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(iii) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (A) would, if consummated, result in a transaction that is materially more favorable to the Company’s stockholders than the Merger (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination) and (B) is reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to (1) “twenty percent (20%) or more” shall be deemed to be references to “more than fifty percent (50%)” and (2) “ eighty percent (80%)” shall be deemed references to “fifty percent (50%).”

SECTION 5.3 Company Recommendation

(a) Subject to SECTION 5.3(b) and SECTION 5.3(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Merger Sub, the Company’s recommending adoption of this Agreement to the stockholders of the Company (the “Company Recommendation”), or fail to include the Company Recommendation in the Proxy Statement/Prospectus, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of Common Stock within ten (10) Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute, or enter into, any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to SECTION 5.2) or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as an “Adverse Recommendation Change”).

(b) (i) Notwithstanding anything in this Agreement to the contrary, including SECTION 5.3(a), at any time prior to obtaining the Company Stockholder Approval, in response to a Superior Proposal that is first made after the date hereof and did not result from a breach of SECTION 5.2 or this SECTION 5.3, the Company Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to SECTION 7.1(c)(ii) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this SECTION 5.3(b) may be made and (y) no termination of this Agreement pursuant to SECTION 7.1(c)(ii) may be made, in either case:

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(A) until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to SECTION 7.1(c)(ii) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the third party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of four (4) Business Days (provided, that the new notice period shall be shortened to the later of (x) three (3) Business Days following Parent’s receipt of the new Notice of Superior Proposal or (y) the expiration of the initial four (4) Business Day period, if the only change to such Superior Proposal is an increase in (without any change to the form of) the per share merger consideration), and compliance with this SECTION 5.3(b) with respect to such new notice);

(B) unless during such four (4) Business Day period (or three (3) Business Day period, if applicable in accordance with paragraph (A) above), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(C) unless, after complying with paragraphs (A) and (B) above, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, after giving due consideration to any irrevocable changes proposed to be made to this Agreement by Parent prior to the expiration of such four (4) Business Day period (or three (3) Business Day period, if applicable in accordance with paragraph (A) above).

(c) Nothing contained in SECTION 5.2 or this SECTION 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would constitute a breach of its fiduciary duties under applicable Law or any disclosure requirements under applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change.

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SECTION 5.4 Preparation of Proxy Statement/Prospectus; Form S-4; Stockholders’ Meeting; Vote of Parent.

(a) As promptly as reasonably practicable after the provision of the information specified in SECTION 5.4(f) below, the Company and Parent shall jointly prepare and file with the SEC a proxy statement (such proxy statement, together with any exhibits, supplements or amendments thereto, the “Proxy Statement/Prospectus”) and Parent shall prepare and file with the SEC the Form S-4 (which shall include the Proxy Statement/Prospectus). The Company and Parent shall each use its commercially reasonable efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to: (A) have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, (B) cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders and Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (C) ensure that the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the parties shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company and Parent.

(c) Each party shall provide the other with any comments (written or oral) that they may receive from the SEC with respect to the Proxy Statement/Prospectus as promptly as practicable after receipt thereof. The parties shall use reasonable best efforts to resolve all SEC comments as promptly as practicable. Each party shall be given a reasonable opportunity to review any proposed responses and provide comments to such responses. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.

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(d) As promptly as reasonably practicable following the clearance of the Proxy Statement/Prospectus by the SEC, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, (i) establish a record date for a special meeting of its stockholders to be held solely for the purpose of obtaining the Company Stockholder Approval (the “Stockholders Meeting”), (ii) give notice of the Stockholders Meeting and mail the Proxy Statement/Prospectus, (iii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change, include in the Proxy Statement/Prospectus the Company Recommendation and use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement, and (iv) hold the Stockholders Meeting; provided, however, that the Company may postpone or adjourn the Stockholders Meeting from its originally noticed date for a reasonable period (but not more than thirty (30) calendar days, individually or in the aggregate) only (A) in order to solicit additional proxies so as to establish a quorum, (B) to allow time for the filing or dissemination of any supplemental or amended disclosure documents which the Company Board has determined in good faith is necessary to be filed or disseminated under applicable Law or (C) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval; provided, further, that the Stockholders Meeting shall occur at least three (3) Business Days prior to the Outside Date. Once the Company has established a record date for the Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent not to be unreasonably withheld.

(e) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of the Nasdaq and the SEC to enable the listing of the Parent Common Stock being registered pursuant to the Form S-4 on the Nasdaq no later than the Effective Time, subject to official notice of issuance.

(f) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the Transactions, including the Form S-4 and the Proxy Statement/Prospectus. In addition, promptly following the date hereof, each of the Company and Parent shall use its reasonable best efforts to provide all information concerning it necessary to enable the Company and Parent to prepare, as promptly as reasonably practicable and in any event no later than the fifteenth (15th) Business Day after the date hereof, any required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Proxy Statement/Prospectus.

(g) Immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement.

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SECTION 5.5 Access to Information; Confidentiality.

(a) From the date hereof until the Closing Date, upon reasonable notice, the Company shall afford Parent and its Representatives reasonable access to the properties, assets, offices, facilities, books and records of the Company and its Subsidiaries and shall furnish Parent with such financial, operating and other data and information relating to the Company and its Subsidiaries as the Parent may reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Section, neither the Company nor any of its Subsidiaries shall be required to disclose any information to Parent or its Representatives if legal counsel for the Company reasonably determines that such disclosure would (a) be subject to any attorney-client or other legal privilege or immunities, or (b) contravene any Law; provided, that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clause (a) or (b) above, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or contravene the applicable Law. Prior to the Closing, Parent shall not and shall cause its Affiliates and its and their Representatives not to use any information obtained pursuant to this SECTION 5.5 for any purpose unrelated to the Merger and the transactions contemplated hereby.

(b) Parent and Merger Sub shall hold all documents and other information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby in accordance with the Mutual Confidential Disclosure Agreement, dated as of June 10, 2023, by and between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. No investigation pursuant to this SECTION 5.5 or information or notification provided or received by Parent pursuant to this Agreement will affect any of the representations or warranties of the Parties contained in this Agreement (or the Company Disclosure Schedule) or prejudice the rights and remedies of Parent or Merger Sub hereunder.

SECTION 5.6 Efforts to Consummate the Merger.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (under Law or otherwise) in order to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including by using and by causing its Affiliates and Subsidiaries to use its and their reasonable best efforts to:

(i) prepare and file (x) Notification and Report Forms pursuant to the HSR Act with respect to the Merger and the other transactions contemplated hereby within ten (10) Business Days of the date hereof and (y) any other forms, registrations and notices required under, and seek any consents, authorizations or other approvals required or advisable under, any Law (including any Antitrust Law) or by any Governmental Entity in connection with the Merger and the other transactions contemplated hereby as soon as reasonably practicable;

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(ii) certify substantial compliance as promptly as practicable with any request for additional information and documentary material that may be issued by a Governmental Entity pursuant to the HSR Act (a “Second Request”) or any similar request under any other Antitrust Laws;

(iii) cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Laws as soon as practicable;

(iv) obtain all required consents, approvals or waivers from any third Person, including as required under any Contract, each in form and substance reasonably satisfactory to Parent; provided that neither Parent nor the Company shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of the other party; and

(v) attempt to resolve all objections asserted with respect to this Agreement or the Merger or other transactions contemplated hereby under any Law.

Each of Parent and the Company shall pay 50% of all filing fees and other charges for filing under any Antitrust Law by all parties.

(b) Subject to applicable Law relating to the exchange of information and provided that written materials may be redacted as necessary to comply with contractual arrangements and to address reasonable privilege or confidentiality concerns, the parties shall keep each other reasonably apprised of the status of the matters addressed in this SECTION 5.6 and shall cooperate with each other in connection with such matters, including by:

(i) cooperating with each other in connection with filings or other written submissions required or advisable under any Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities, including cooperating in connection with their respective efforts to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under any Antitrust Laws as promptly as practicable and in any event before the Outside Date;

(ii) furnishing to outside antirust counsel for the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law;

(iii) promptly notifying each other of any material communications from or with any Governmental Entity with respect to the Merger or other transactions contemplated by this Agreement and ensuring to the extent permitted by Law and the applicable Governmental Entity that each of the parties has the opportunity to attend any meeting or phone call with or other appearance before any Governmental Entity; provided, however, that either party may limit attendance at such meeting or phone call to outside antitrust counsel of the other party; and

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(iv) cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity.

Notwithstanding the foregoing, it is understood and agreed that Parent shall, on behalf of the parties and in consultation with the Company, control and lead all communications and strategy relating to any investigation or other inquiry that may arise in connection with any Antitrust Laws matters addressed in this SECTION 5.6, provided that, for the avoidance of doubt, neither Parent nor the Company will consent or agree to extend the waiting period under any Antitrust Law or enter into any agreement with any Governmental Entity with respect to the transactions contemplated by this Agreement without the prior written consent of the other party.

(c) For the avoidance of doubt, the obligations of Parent and Merger Sub under this SECTION 5.6 shall not include any obligation on Parent or Merger Sub to (and the Company shall not, without the written consent of Parent) (i) agree to hold separate, divest, lease, license, transfer, dispose of or otherwise encumber, or cause a third party to purchase, any assets, licenses, operations, rights, product lines and/or any business or interest therein of Parent or the Company or any of their respective Affiliates, (ii) agree to any restrictions of any kind on, or modifications to, any of Parent’s or its Affiliates’ business operations, as determined in Parent’s sole reasonable discretion, or the business operations of the Company, as determined in Parent’s sole reasonable discretion, or (iii) to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

SECTION 5.7 Employee Matters.

(a) From and after the Effective Time and for the period of six months following the Closing, Parent shall (i) provide or cause its subsidiaries (including the Surviving Corporation) to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time who remains employed by Parent or its Subsidiaries (including the Surviving Corporation) following the Effective Time (each a “Continuing Employee”) base compensation that is not less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time and (ii) provide or cause its subsidiaries (including the Surviving Corporation) to provide benefits (including target annual cash bonus opportunity and target long-term incentive compensation opportunity but excluding any equity-based compensation) to each Continuing Employee that, taken as a whole, have a value that is not less favorable in the aggregate as such benefits provided to such Continuing Employee immediately prior to the Effective Time.

(b) With respect to employee benefit plans (including any vacation and paid time-off plans) maintained by Parent or its subsidiaries (including the Surviving Corporation), for purposes of eligibility to participate and vesting, each Continuing Employee’s service with the Company or any of its Subsidiaries shall be treated as service with Parent or its subsidiaries (including the Surviving Corporation) where length of service is relevant, in any case, to the same extent as such Continuing Employee was entitled prior to the Effective Time under any similar Company Benefit Plan; provided, however, that such service need not be recognized or credited (i) to the extent that such recognition would result in any duplication of coverage or benefits, or (ii) with respect to a newly established plan for which prior service is not taken into account.

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(c) Parent shall, or shall cause its subsidiaries (including the Surviving Corporation) to, take commercially reasonable best efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its subsidiaries (including the Surviving Corporation) to take reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(d) At least five Business Days prior to the date of filing of the Proxy Statement/Prospectus, the Company shall deliver or make available to Parent a report prepared by an accounting firm detailing the possible tax consequences of Section 280G of the Code.

(e) Effective as of no later than one Business Day immediately prior to the Closing Date, the Company shall cause each of its defined contribution 401(k) plans (each, a “Company 401(k) Plan”) to be terminated. The Company shall provide Parent with evidence that such Company 401(k) Plans have been terminated effective no later than one Business Day immediately preceding the Closing Date pursuant to resolutions, of the Company’s board of directors (or similar body of any applicable Subsidiary). The Company shall also take such other commercially reasonable actions in furtherance of terminating such Company 401(k) Plans as Parent may reasonably request.

(f) The provisions of this SECTION 5.7 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Company Benefit Plan or other compensation or benefit plan, agreement or arrangement, (ii) limit the right of the Company, Parent or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other compensation or benefit plan, agreement or arrangement, (iii) prevent or restrict in any way the right of Parent or any of its Affiliates to terminate, reassign, promote or demote any of the Continuing Employee after the Effective Time or to change the title, powers, duties, responsibilities, functions, locations or terms and conditions of employment of such Continuing Employees, or (iv) confer upon or give any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable third-party beneficiary or other rights or remedies with respect to the matters provided for in this SECTION 5.7, under or by reason of any provision of this Agreement.

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SECTION 5.8 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Voting and Support Agreement, the Merger or any of the other transactions contemplated hereby or thereby, each of the Company and Parent and their respective Boards of Directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any Action commenced or threatened in writing against, relating to or involving the Merger or the other transactions contemplated hereby, and (c) any change, condition or event that results or would reasonably be expected to result in any failure of any condition set forth in ARTICLE VI to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

SECTION 5.10 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Parent.

(b) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each such individual, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided, that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this SECTION 5.10(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any Action (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement

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of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party and set forth in SECTION 5.10(b) of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses, subject to the undertaking in this SECTION 5.10 to repay advanced amounts) and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date hereof, in each case to the fullest extent permitted under applicable Law. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this SECTION 5.10. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this SECTION 5.10.

(d) The provisions of this SECTION 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this SECTION 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that from and after the Effective Time the Indemnified Parties shall be third party beneficiaries of this SECTION 5.10).

SECTION 5.11 Rule 16b-3. The Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger and other transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b–3 under the Exchange Act.

SECTION 5.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other analogous public statement with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any other analogous public statement prior to such consultation and without considering carefully and in good faith all comments timely received from the other party,

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except as may be required by applicable Law, court process or rule or regulation of Nasdaq; provided, however, that notwithstanding the foregoing, (a) the Company shall not be required to consult with Parent or Merger Sub before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change effected in accordance with SECTION 5.3(b), and (b) Parent shall not be required to consult with the Company before issuing any press release or making any other public statement in connection with the issuance by the Company of any press release or other public statement of the type referred to in clause (a). Parent and the Company agree that the press release announcing the execution of this Agreement shall be a joint release of Parent and the Company.

SECTION 5.13 Investor Agreements. Prior to the Closing, the Company shall use reasonable best efforts to deliver executed Lock-Up Agreements and a joinder to the Stockholders Agreement with each Person listed on SECTION 5.13 of the Company Disclosure Schedule.

SECTION 5.14 CVR Arrangements. At or prior to the Closing, Parent and the Rights Agent shall execute and deliver the CVR Agreement to the Company.

SECTION 5.15 IP Assignment. At or prior to the Closing, the Company shall obtain an executed assignment of inventions agreement, in a form reasonably acceptable to Parent, with each Person listed on SECTION 5.15 of the Company Disclosure Schedule.

SECTION 5.16 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Common Stock from Nasdaq and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 5.17 Director Resignations. The Company shall use its reasonable best efforts to deliver to Parent, at or prior to the Effective Time, resignations of each of the directors of the Company and its Subsidiaries, in a form reasonably satisfactory to Parent, effective upon the Effective Time.

SECTION 5.18 Regulatory Matters. The Company shall keep Parent fully, completely and promptly informed of any material developments regarding any Authorizations listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule, including by promptly providing to Parent any new information that comes into its possession or control that is the subject of the representation of SECTION 3.21(d).

SECTION 5.19 Stockholder Litigation. The Company shall notify Parent promptly of the commencement of, and promptly advise Parent of any material developments with respect to, any Stockholder Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall be entitled to direct and control the defense of any such Stockholder Litigation; provided, however, the Company shall give Parent the right to consult and participate in the defense, negotiation or settlement of any Stockholder Litigation and the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such Stockholder Litigation. The Company shall not and shall not permit any of its Representatives to, settle any Stockholder Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

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SECTION 5.20 Parent Agreements Concerning Merger Sub. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the consummation of the Merger.

(c) Antitrust. All waiting periods, approvals and consents required under the HSR Act and under any other Antitrust Laws and as set forth in SECTION 6.1(c) of the Company Disclosure Schedule shall have expired or terminated or been obtained.

SECTION 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV shall be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties, all materiality and Parent Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded).

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(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in paragraphs (a) and (b) above.

(d) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by all parties thereto and shall be in full force and effect.

SECTION 6.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in SECTION 3.4(a), SECTION 3.4(b), SECTION 3.4(c), SECTION 3.4(d) and SECTION 3.4(e) shall, except for any de minimis inaccuracies, be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) each of the representations and warranties of the Company set forth in clause (i) of SECTION 3.1(a), SECTION 3.1(b), SECTION 3.2, SECTION 3.17, and SECTION 3.18 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the remaining representations and warranties of the Company set forth in ARTICLE III shall be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties in this clause (iii), all materiality and Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

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(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a) through (c) above.

(e) IP License Agreement. The Exclusive License Agreement will continue to be in full force and effect as of immediately following the Effective Time.

(f) Lock-Up Agreements. The Lock-Up Agreements executed by each Person listed on SECTION 6.3(f) of the Company Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time.

(g) Stockholder Agreement. The Stockholder Agreement executed by each Person listed on SECTION 6.3(g) of the Company Disclosure Schedule will continue to be in full force and effect, and each such Person will continue to be bound by the Stockholder Agreement, as of immediately following the Effective Time.

(h) Voting and Support Agreement. The Voting and Support Agreement executed by each Person listed on SECTION 6.3(h) of the Company Disclosure Schedule will continue to be in full force and effect, and each such Person will continue to be bound by the Voting and Support Agreement, as of immediately following the Effective Time.

(i) Tax Certification. Parent shall have received an executed statement from the Company satisfying the requirements of Treasury Regulations Section 1.987-2(h) and 1.1445-2(c)(3), and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company are not “United States real property interests” within the meaning of Section 897(c) of the Code.

SECTION 6.4 Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise expressly noted), as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before 5:00 p.m., Eastern time, on such date that is six (6) months after the date hereof (as it may be extended, the “Outside Date”); provided, that a party shall not have the right to terminate this Agreement pursuant to this paragraph (i) if such party’s material breach of any of its covenants or other agreements in this Agreement has been the primary cause of the failure of the Merger to occur on or before such date; provided, further, if the parties receive a Second Request within thirty (30) calendar days prior to the Outside Date, the Outside Date shall automatically be extended by ninety (90) calendar days;

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(ii) if any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this paragraph (ii) shall have used its reasonable best efforts to prevent the entry of and to remove such judgment, order, injunction, rule, decree or other action; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Stockholder Meeting duly convened or at any adjournment or postponement thereof at which a vote on the adoption of the Merger Agreement was taken.

(c) by the Company, upon written notice to Parent:

(i) if Parent or Merger Sub has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.2 and (B) cannot be cured on or prior to the fifth (5th) Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from the Company (or, if earlier, the fifth (5th) Business Day immediately before the Outside Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by the Company which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.2; or

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with SECTION 5.3(b); provided, that the Company shall have (A) substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, (B) otherwise complied with all provisions of SECTION 5.2 and SECTION 5.3, and (C) paid all amounts due pursuant to SECTION 7.3; or

(d) by Parent, upon written notice to the Company:

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(i) if the Company has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of the Company is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.3 and (B) cannot be cured on or prior to the fifth (5th) Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from Parent (or, if earlier, the fifth (5th) Business Day immediately before the Outside Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by Parent or Merger Sub which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.3; or

(ii) in the event that (A) the Company Board shall have made an Adverse Recommendation Change or (B) the Company shall have violated or breached (or be deemed pursuant to the terms thereof to have violated or breached) in any material respect any provision of SECTION 5.2 or SECTION 5.3.

SECTION 7.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to SECTION 7.1, this Agreement shall immediately become void and of no effect; provided, however, that SECTION 5.5(b) (Access to Information; Confidentiality), SECTION 5.12 (Public Announcements), this SECTION 7.2, SECTION 7.3 (Fees and Expenses), ARTICLE VIII (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith. Notwithstanding anything to the contrary provided in this Agreement, including in the foregoing provisions of this SECTION 7.2, nothing shall relieve any party for its fraud.

SECTION 7.3 Fees and Expenses.

(a) Generally. Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the CVR Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Breakup Fee. In the event that:

(i) this Agreement is terminated by the Company pursuant to SECTION 7.1(c)(ii);

(ii) this Agreement is terminated by Parent pursuant to SECTION 7.1(d)(ii); or

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(iii) this Agreement is terminated by the Company or Parent pursuant to SECTION 7.1(b)(iii), by Parent pursuant to SECTION 7.1(d)(i), by the Company pursuant to SECTION 7.1(b)(i), or by Parent pursuant to SECTION 7.1(b)(i) (unless the Company would have at such time been entitled to terminate this Agreement pursuant to SECTION 7.1(c)(i) but for such termination pursuant to SECTION 7.1(b)(i)), and (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or communicated to the Company Board, (x) before the Stockholders Meeting in the case of a termination pursuant to SECTION 7.1(b)(iii) or (y) before such termination in the case of a termination pursuant to SECTION 7.1(d)(i) or SECTION 7.1(b)(i) and (B) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement in respect of any Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (A) above) (and the transaction contemplated by such Acquisition Proposal is subsequently consummated) (provided, that for purposes of this clause (B), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”);

then the Company shall pay Parent the Breakup Fee by wire transfer of same-day U.S. dollars to the applicable account or accounts designated in writing to the Company by Parent (x) in the case of SECTION 7.3(b)(ii), within three (3) Business Days after such termination, (y) in the case of SECTION 7.3(b)(i), substantially concurrently with the termination of this Agreement pursuant to SECTION 7.1(c)(ii) and (z) in the case of SECTION 7.3(b)(iii), substantially concurrently with the consummation of the Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this SECTION 7.3(b) shall be payable only once with respect to SECTION 7.3(b) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent shall receive full payment pursuant to this SECTION 7.3(b), the receipt of the Breakup Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Breakup Fee), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that (A) nothing in this SECTION 7.3(b) shall relieve the Company from any liabilities or damages resulting from any fraud or Willful Breach committed by the Company prior to such termination and (B) if the Company fails to pay the Breakup Fee in accordance with this SECTION 7.3(b) and Parent and/or Merger Sub commences a suit which results in a final, non-appealable judgment against the Company for the Breakup Fee or any portion thereof, then the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Breakup Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding). The Breakup Fee is non-refundable and shall not be offset by or credited against any other payment. Each of the parties acknowledges and agrees that the agreements contained in this SECTION 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent or Merger Sub would enter into this Agreement.

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ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

SECTION 8.2 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

SECTION 8.3 Nonsurvival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time for the period set forth therein or until fully performed.

SECTION 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of receipt, if delivered personally, (b) on the date of receipt, if delivered by facsimile or e-mail during normal business hours on a Business Day or, if delivered outside of normal business hours on a Business Day or on a day that is not a Business Day, on the first (1st) Business Day thereafter, or (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

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(i)	if to the Company, to:

ACER Therapeutics Inc.

One Gateway Center, Suite 356

300 Washington Street

Newton, MA 02458

Attention:       Harry Palmin

E-mail: hpalmin@acertx.com

Donald Joseph

E-mail: djoseph@acertx.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

11682 El Camino Real, Suite 200

San Diego, CA 92130-2092

Attention:       Mike Hird

E-mail: mike.hird@pillsburylaw.com

(ii)	if to Parent, Merger Sub or the Surviving Corporation, to:

ZEVRA THERAPEUTICS, INC.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: Chief Financial Officer

E-mail: lclifton@zevra.com

with a copy (which shall not constitute notice) to:

contracts@zevra.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

E-mail: stephanie.hosler@bclplaw.com

SECTION 8.5 Certain Definitions. For purposes of this Agreement:

“ACA” means the Patient Protection and Affordable Care Act of 2010, as amended, and regulations promulgated thereunder.

“Action” means any action, suit, litigation, proceeding, investigation or proceeding by or before any Governmental Entity, and any other analogous arbitration, mediation or other proceeding.

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“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Breakup Fee” means $3,000,000.00.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and regulations promulgated thereunder.

“Company Benefit Plan” means (a) all “employee benefit plans” as defined in Section 3(3) of ERISA and (b) any other agreement, arrangement, plan, or policy, qualified or non-qualified, written or oral, funded or unfunded, that involves any (i) pension, retirement, profit sharing, savings, deferred compensation, bonus, stock option, simple retirement account (as described in Code Section 408(p)), stock purchase, phantom stock, incentive plan, or change-in-control benefits; (ii) welfare or “fringe” benefits, including vacation, holiday, severance, redundancy, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, regular in-kind gifts, or other benefits; or (iii) employment, consulting, engagement, retainer or golden parachute agreement or arrangement, in each case, which is or was sponsored, maintained or contributed to by the Company or any ERISA Affiliate or with respect to which the Company has or may have any current or future liability, contingent or otherwise.

“Company Stock Option” means an option to purchase a Share granted under a Company Stock Plan.

“Company Stock Plans” means, collectively, the Company’s 2018 Stock Incentive Plan, as amended and in effect on the date hereof, the 2013 Stock Incentive Plan, as amended and in effect on the date hereof, and the 2010 Stock Incentive Plan, as amended and in effect on the date hereof.

“Contract” means any written or oral contract, agreement, commitment, deed, mortgage, lease, license or other understanding or arrangement that is or purports to be legally binding.

“Control”, including the terms “Controlled by” and “under common Control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise.

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“Environmental Law” means all applicable Laws, which regulate or relate to (a) the protection or clean-up of the environment; (b) the use, treatment, storage, transportation, handling, disposal or release of hazardous substances; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (d) human health and safety, or which impose liability, obligations or responsibility with respect to any of the foregoing, as they may be in effect on the date hereof or at the Effective Time or the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any corporation or trade or business, any other corporation or trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Governmental Entity” means any federal, national, supranational, state, provincial, local, foreign or other government, or any governmental, regulatory, self-regulatory or administrative authority, branch, agency, organization or commission, or any court, tribunal or arbitral or judicial body (including any grand jury).

“Hazardous Substance” means any pollutant, chemical, substance or any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins and/or any other substance whose presence could be detrimental or a nuisance to property, human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person at any date means, without duplication, all obligations (whether or not due and payable as of such date) of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding, breakage fees, pre-payment fees or penalties, and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (c) leases that are required to be capitalized in accordance with U.S. GAAP under which such Person is the lessee, (d) the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment obligations, but excluding trade payables or accruals in the ordinary course of business which are not past due), (e) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements (assuming the termination thereof), (f) obligations of such Person as an account party under letters of credit, letters of guaranty and performance bonds, to the extent drawn upon or an event has occurred that (with

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notice or lapse of time or both) would trigger a right to draw upon, (g) all obligations of the type described in clauses (a) through (f) above secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person, and (h) direct or indirect guarantees or other forms of credit support (including all “keepwell” arrangements) of any obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property” shall mean any and all intellectual property of any type throughout the United States and the rest of the world, and all rights therein and thereto including all (a) patents, patent applications, including provisional applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, continued examinations, substitutions, supplements and extensions thereof and any patents resulting from any post-grant proceedings pre- or post-AIA (“America Invents Act”) involving any of the foregoing, statutory invention registrations, invention disclosures and inventions, including any conceptions and reductions to practice whether actual or constructive (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, and all goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, formulae, customer lists, trade secrets, know-how, show-how, manufacturing and production process and techniques, samples, and other proprietary and intellectual property rights, whether patentable or not, (e) all income, royalties, damages and payments earned or accrued with respect to any of the foregoing (including damages and payments for infringements, misappropriations or other violations thereof and the right to sue and recover for infringements, misappropriations or other violations thereof), (f) the right and power to assert, defend and recover title to any of the foregoing, and (g) all administrative rights arising from the foregoing.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on SECTION 8.5 of the Company Disclosure Schedule.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, injunction, judgment, award, ruling or order of any Governmental Entity.

“Lien” means any charge, mortgage, lien, pledge, security interest, right of repurchase, indenture, deed of trust, hypothecation, easement, restriction, adverse claim, title retention agreement, community property interest, option, encroachment, or equitable interest or other encumbrance whether imposed by Contract, understanding, or Law.

“Material Adverse Effect” means any changes, effects, events, occurrences, states of facts, or developments that, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, (i) have had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of the Company to consummate the Merger, excluding in the case of clause (i) above any such change, effect, event, occurrence, state of fact, or development to the extent resulting from or arising out of: (A) the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any Stockholder Litigation, or any loss of or adverse change in the

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relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company; (C) general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein; (D) general conditions affecting the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which the Company or its Subsidiaries operate, or change therein; (E) any changes or proposed changes after the date hereof in U.S. GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes after the date hereof in applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby; (G) the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Merger Sub, or as required by this Agreement (but including in this clause (G) any change, effect, event, occurrence, state of facts, or development arising from any actions or omissions required to comply with SECTION 5.1 only to the extent that such change, effect, event, occurrence, state of facts, or development is the direct result of Parent unreasonably withholding its consent to the Company’s written request to take any action restricted or prohibited by SECTION 5.1); (H) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; (I) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; or (J) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any third parties), or any change in the price or trading volume of shares of the Common Stock (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (H), such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs, or prevents or materially delays, the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Stock Option” means an option to purchase a Share granted under a Parent equity plan.

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“Permitted Lien” means (a) statutory Liens arising by operation of Law with respect to a liability which is not yet due and payable and for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) Liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings, in each case, for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (c) materialmen’s, mechanics’, carriers’, workers’, warehousemen’s, repairers’, landlords’, lessors’ and other similar Liens relating to obligations as to which there is no default and which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (d) pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), and (e) with respect to real property, any non-monetary Lien or other requirement or restriction arising under any zoning, entitlement, building, conservation restriction and other land use and environmental Law, but only if the same are not being violated by the current use of such real property.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Stock Exchange Ratio” means 0.1210.

“Stockholder Litigation” means any Action (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of any stockholder of the Company against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Merger or any related transaction (including any such claim or proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Willful Breach” means (a) with respect to any failure of a representation or warranty to be true or correct, that the party making such representation or warranty had actual knowledge (in the case of the Company representations or warranties that are qualified as to the “Knowledge” of the Company, such knowledge shall be limited to the actual knowledge, after reasonable inquiry, of the individuals listed on SECTION 8.5 of the Company Disclosure Schedule), as of the date of this Agreement, of the fact that such representation or warranty was untrue or incorrect as of such date and (b) with respect to any material breach of a covenant or other agreement, a material breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a material breach of the relevant covenant or agreement.

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SECTION 8.6 Interpretation. When a reference is made in this Agreement to an Article, Section, paragraph, clause or Exhibit, such reference shall be to an Article, Section, paragraph, clause or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender as the circumstances require, and in the singular or plural as the circumstances require. The Company Disclosure Schedule and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “asset” and “property” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to any Law include references to any associated rules, regulations and official guidance with respect thereto. References to a Person are also to its predecessors, successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America. References to “days” mean calendar days unless otherwise specified. Each party hereto has been represented by counsel in connection with this Agreement and the transactions contemplated hereby and, accordingly, any rule of Law or any legal doctrine that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. The information and disclosures contained in any section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in and with respect to the corresponding Section of this Agreement and to all additional Sections of this Agreement to the extent the applicability of such information and disclosure to such additional Sections is reasonably apparent on its face. When reference is made in this Agreement to information that has been “made available” or “provided to” Parent or its Representatives, that shall mean only such information that was (a) publicly filed on the SEC EDGAR database as part of a Company SEC Document since December 31, 2022 or (b) contained in the electronic data site established on behalf of the Company in connection with the transactions contemplated by this Agreement and to which Parent and Parent’s Representatives have been given access, in each case of clauses (a) and (b), prior to 5:00 P.M. Eastern time on the date that is one (1) day prior to the date hereof.

SECTION 8.7 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or

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threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of competent jurisdiction as set forth in SECTION 8.11 and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this SECTION 8.7, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this SECTION 8.7 are not available or otherwise are not granted, and (ii) nothing set forth in this SECTION 8.7 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this SECTION 8.7 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this SECTION 8.7 or anything set forth in this SECTION 8.7 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VII or pursue any other remedies under this Agreement that may be available at any time.

SECTION 8.8 Entire Agreement. This Agreement (including the Exhibit hereto), the Company Disclosure Schedule, the CVR Agreement, the Voting and Support Agreement, the Stockholder Agreement, the Bridge Loan, the Nantahala Agreements, the Exclusive License Agreement, the Termination Agreement, the Lock-Up Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 8.9 No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of ARTICLE II concerning payment of the aggregate Merger Consideration, SECTION 5.10, and SECTION 7.2, which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein; provided, however, that, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to ARTICLE II concerning payment of the aggregate Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s equity holders.

SECTION 8.10 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

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SECTION 8.11 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by it or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the parties agrees not to and to cause its Affiliates not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated hereby except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

SECTION 8.12 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.13 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.14 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this SECTION 8.14 with respect thereto. Upon such a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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SECTION 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

[The remainder of this page is intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
	Name:	Chris Schelling
	Title:	CEO/Founder
Acer legal review: _____ CFO: _____

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton, MBA, CPA
	Name:	R. LaDuane Clifton, MBA, CPA
	Title:	Chief Financial Officer, Secretary and Treasurer

ASPEN Z MERGER SUB, INC.

By:	/s/ R. LaDuane Clifton, MBA, CPA
	Name:	R. LaDuane Clifton, MBA, CPA
	Title:	Chief Financial Officer, Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit A

Form of Contingent Value Rights Agreement

(To be attached)

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

ZEVRA THERAPEUTICS, INC.

and

[RIGHTS AGENT]

Dated as of [__________], 2023

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SECTION 7.6	Legal Holidays	18
SECTION 7.7	Separability Clause	18
SECTION 7.8	No Recourse Against Others	18
SECTION 7.9	Counterparts	18
SECTION 7.10	Entire Agreement	18
SECTION 7.11	Termination	18

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THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [_________], 2023 (this “CVR Agreement”), by and among Zevra Therapeutics, Inc., a Delaware corporation (the “Parent”) and [Rights Agent], a [•], as Rights Agent (the “Rights Agent”), in favor of each person who from time to time holds one or more Contingent Value Rights (“CVRs” and, each individually, a “CVR”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of August 30, 2023 (the “Merger Agreement”), by and among the Parent, Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Target”);

WHEREAS, pursuant to the Merger Agreement, Merger Sub shall merge with and into Target (the “Merger”), with Target being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of the Parent; and

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) all words used herein will be construed to be in the plural as well as the singular;

(b) all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement; and

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision.

“Accounting Standards” means generally accepted accounting principles in the United States, consistently applied.

“ACER-2820” means the pharmaceutical product for the treatment of certain viral infections comprising emetine as the active pharmaceutical ingredient.

“Acting Holders” means, at the time of determination, Holders of not less than twenty-five percent (25%) of the outstanding CVRs as set forth in the CVR Register, excluding, in any event, the following Holders (with such exclusion to be from status as Acting Holders as well as the total Holders against which the applicable percentage is measured): (i) Parent and (ii) any Affiliate of Parent.

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“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Annual Net Sales of OLPRUVA” means the total amounts billed or invoiced on sales of OLPRUVA during any particular calendar year by a Selling Entity to Third Parties (including wholesalers or distributors), in bona fide arm’s length transactions, less the following deductions, in each case related specifically to OLPRUVA for the amounts accrued and subsequently adjusted for actual amounts allowed and taken by such Third Parties and not otherwise recovered by or reimbursed to a Selling Entity:

(a)	trade, cash and quantity discounts;

(b)	discounts, price reductions, chargebacks or rebates, retroactive or otherwise, imposed by, negotiated with or otherwise paid to a Governmental Entity or other payees;

(c)	Taxes on sales (such as sales, use value added, or other similar Taxes) to the extent added to the sale price and set forth separately as such in the total amount invoiced;

(d)	amounts repaid or credited by reason of rejections, defects, return goods allowance, recalls or returns, or because of retroactive price reductions;

(e)	the portion of administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers or Medicare Prescription Drug Plans relating to OLPRUVA;

(f)	tariffs, import/export duties, customs duties, and other imposts;

(g)	freight, insurance, import/export, and other transportation charges included in the total amount invoiced;

(h)

losses, costs and expenses (including reasonable attorneys’ fees and expenses) paid or incurred arising out of or resulting from any claim or demand asserted by any Person claiming a contractual right to compensation arising out of, in connection with, or resulting from the transactions contemplated by the Merger Agreement (excluding, for the avoidance of doubt, any Person in such Person’s capacity as a securityholder or employee of, or a financial advisor (as identified in the Merger Agreement) to, Target), so long as Parent is exercising or has exercised reasonable best efforts to defend against any such claim or demand; and

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(i)	bad debts relating to sales of OLPRUVA.

Annual Net Sales of OLPRUVA shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory, or governmental purposes. Annual Net Sales of OLPRUVA shall include the amount of fair market value of all other consideration received by a Selling Entity in respect of OLPRUVA, whether such consideration is in cash, payment in kind, exchange, or other form. Annual Net Sales of OLPRUVA shall be calculated in accordance with the Accounting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts, as historically and consistently applied by the Parent and its Affiliates. If OLPRUVA is sold in combination with any one or more other pharmaceutical products, and if OLPRUVA is also sold separately on a commercial basis, then the Annual Net Sales of OLPRUVA attributable to sales of OLPRUVA in any bundle of product sales shall be determined according to the ratio of (I) the price at which OLPRUVA is sold separately to (II) the invoiced amount of any combination of pharmaceutical products sold in which OLPRUVA is included.

“Back-End Date” means the date which is twelve (12) years after the date of this CVR Agreement.

“Board of Directors” means the board of directors of the Parent or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Chairman of the Board of Directors, the Chief Executive Officer of the Parent or the Secretary to the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in the city of New York, New York are not authorized or obligated by Law or executive order to close.

“Derivative Payment” means, with respect to each Milestone Payment, any amount payable to any former holders of warrants to acquire shares of the Target’s common stock prior to the effectiveness of the Merger, if applicable, to the extent expressly provided on Appendix 1 attached hereto.

“Diligent Efforts” means using such efforts and resources normally used by Persons in the pharmaceutical business similar in size and resources to the Parent, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling), other product candidates, the competitiveness of alternative products in the marketplace or under development, the regulatory environment and the expected

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profitability of the applicable product (including development costs, pricing and reimbursement, cost of goods and all other costs associated with the applicable product (including direct regulatory required support and medical affairs costs (REMS), direct intellectual property defense costs, and direct distribution and logistics costs), and other relevant commercial, financial, technical, legal, scientific and/or medical factors. For clarity, “Diligent Efforts” does not mean that the Parent guarantees that it will actually achieve any Milestone, whether at all or by a specific date.

“EDSIVO” means the pharmaceutical product for the treatment of vascular Ehlers-Danlos syndrome (vEDS) with confirmed COL3A1 mutation comprising celiprolol as the sole active pharmaceutical ingredient, as described in IND No. 127365, which has been under development (including clinical development) prior to the date of this CVR Agreement.

“EMETINE License Milestone” means, with respect to ACER-2820, no later than the Back-End Date, the first occurrence of either (a) a sublicense or asset sale within three (3) years following receipt of initial funding by a government program of at least $20,000,000 or (b) FDA approval of any indication.

“EMETINE Sale Milestone” means, with respect to ACER-2820, no later than the Back-End Date, the first occurrence of a sale of the Medical Counter Measure Priority Review Voucher.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration or any successor agency.

“FDA Approval” means the approval by the FDA to commercial and manufacture or have manufactured for commercial use, in the United States, a pharmaceutical product.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, international treaties and conventions or requirements of any Governmental Entity.

“Net Milestone Payment” shall mean, with respect to each Milestone Payment, such Milestone Payment less any applicable Derivative Payment.

“Officer’s Certificate” when used with respect to the Parent means a certificate signed by the Chief Executive Officer, a president or any vice president, the Chief Financial Officer or any other person duly authorized to act on behalf of the Parent for such purpose or for any general purpose.

“OLPRUVA” means the pharmaceutical product comprising sodium phenylbutyrate for oral suspension for the treatment of diseases, including Urea Cycle Disorders involving deficiencies of carbamylphosphate sythetase, ornithine transcarbamylase, or argininosuccinic acid synthetase as described in NDA No. 214860 and approved by the FDA on December 22, 2022.

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“Party” shall mean the Rights Agent, the Parent and/or Holder(s), as applicable.

“Permitted Transfer” means a transfer of CVRs (a) upon death by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by The Depository Trust Company.

“Per Share Milestone Payment” shall mean, with respect to each Milestone, the Net Milestone Payment divided by the Total Number of CVRs.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Products” means, collectively, OLPRUVA, EDSIVO, and ACER-2820.

“Rights Agent” means the Person named as the “Rights Agent” in the preamble of this CVR Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Entity” means the Parent, its Affiliates and their respective licensees and sublicensees with respect to rights to develop or commercialize any OLPRUVA (but not a distributor of OLPRUVA acting solely in the capacity of a distributor so long as a sale of OLPRUVA for Net Sales purposes is not thereby avoided).

“Shortfall Interest Rate” means a per annum rate equal to the prime rate of interest quoted by Bloomberg, or similar reputable data source, plus two percent (2%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of voting securities is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Total Number of CVRs” means the total number of CVRs issued and outstanding under this CVR Agreement as of the Effective Time, as such total may be reduced from time to time in accordance with this CVR Agreement.

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“Termination Date” means the earlier to occur of (a) the Back-End Date or (b) the date on which the payment by the Rights Agent to each Holder of the last of the Milestone Payments required to be paid under the terms of this CVR Agreement is made.

ARTICLE 2

CONTINGENT VALUE RIGHTS

SECTION 2.1 CVRs; Holders of CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this CVR Agreement. The initial Holders shall be the holders of Shares (other than (i) Excluded Shares and (ii) any Dissenting Shares) immediately prior to the Effective Time.

SECTION 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer, in whole or in part, that is not a Permitted Transfer, will be void ab initio and of no effect.

SECTION 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs in a book-entry position for each Holder. The CVR Register shall set forth the name and address of each Holder, the number of CVRs held by such Holder, and the U.S. federal tax identification number of each Holder. The Parent may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the CVR Registrar. Within five (5) Business Days after receipt of such request, the CVR Registrar shall deliver a copy of the CVR Register, as then in effect, to the Parent at the address set forth in Section 7.2. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its customary policies and guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this CVR Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Any transfer of CVRs will be without charge (other than the cost of any Tax) to the applicable Holder. The Rights Agent shall have no duty or obligation to take any action under any section of this CVR Agreement that requires the payment by a Holder of a CVR of Taxes or other charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of the Parent and shall entitle the transferee to the same benefits and rights under this CVR Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register.

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(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the written notice is in proper form, promptly record the change of address in the CVR Register.

SECTION 2.4 Payment Terms.

(a) From and after the Effective Time, the Parent shall not be permitted to issue any CVRs that have the right to receive any portion of the Milestone Payments, except as provided in, and in accordance with the terms and conditions of, the Merger Agreement.

(b) On each Milestone Payment Date,

(i) the Parent shall:

(A) deliver to the Rights Agent a certificate of the Parent certifying the applicable Per Share Milestone Payment;

(B) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount to be paid by the Rights Agent to holders of CVRs received with respect to Shares pursuant to Section 2.4(b)(ii);

(C) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount of any Derivative Payment associated with the Milestone Payment Date; and

(ii) the Rights Agent shall promptly (but in any event within two (2) Business Days) pay to (A) each Holder of record, as of the close of business in New York City, three (3) Business Days prior to the Milestone Payment Date (the “Record Date”), of CVRs received with respect to the Shares, an amount equal to the product of (i) the applicable Per Share Milestone Payment multiplied by (ii) the number of CVRs held by each such Holder as of the Record Date, and (B) each intended recipient of any applicable Derivative Payment (as expressly set forth on Appendix 1 attached hereto) the applicable portion of such Derivative Payment.

Notwithstanding the foregoing, in no event shall the Parent be required to pay any Milestone Payment more than once.

(c) No interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(d) Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Milestone Payment or other amount payable to such Holder in respect of the CVRs.

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SECTION 2.5 Withholding. Notwithstanding any provision hereof to the contrary, the Parent and the Rights Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this CVR Agreement such amounts as the Parent or the Rights Agent are required to deduct and withhold pursuant to any provision of Law. Any amount so withheld shall be treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in the Parent or in any constituent party to the Merger Agreement or any of their respective Affiliates.

SECTION 2.7 Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought either by the Rights Agent or the Acting Holders.

SECTION 2.8 Ability to Abandon CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Parent without consideration therefor. Nothing in this CVR Agreement shall prohibit the Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definitions of Acting Holders, Article 5, Section 2.7 and Section 4.3 hereunder; provided; however, such abandoned CVRs or CVRs acquired by the Parent or any of its Affiliates shall be deemed outstanding as of the applicable Record Date for purposes of calculating the applicable Per Share Milestone Payment and no payment shall be made with respect to such abandoned or acquired CVRs.

ARTICLE 3

THE RIGHTS AGENT

SECTION 3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this CVR Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

SECTION 3.2 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement, and no implied covenants or obligations shall be read into this CVR Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by the Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper Party or Parties;

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(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith on its part, incur no liability and be held harmless by the Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this CVR Agreement in good faith reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection, and shall be held harmless by the Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this CVR Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by the Parent with respect to any of the statements of fact or recitals contained in this CVR Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by the Parent in respect of the validity of this CVR Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this CVR Agreement against the Rights Agent assuming the due execution and delivery hereof by the Parent), nor shall it be responsible for any breach by the Parent of any covenant or condition contained in this CVR Agreement;

(h) the Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this CVR Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claim, charge, demand, suit or loss incurred without negligence, bad faith or willful or intentional misconduct;

(i) the Rights Agent shall not be liable for consequential losses or damages under any provision of this CVR Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) the Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this CVR Agreement as agreed upon in writing by the Rights Agent and the Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes imposed on the Rights Agent (other than withholding Taxes with respect to payments made to Holders) and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this CVR Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from the Parent for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

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(k) no provision of this CVR Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

SECTION 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed. The Parent has the right, if acting in good faith, to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect, but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by the Parent to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Parent, by a Board Resolution, shall, as soon as is reasonably possible, appoint in good faith a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If the Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of the Parent.

(d) The Rights Agent will cooperate with the Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

SECTION 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this CVR Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of the Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

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ARTICLE 4

COVENANTS

SECTION 4.1 List of Holders. The Parent shall furnish or cause to be furnished to the Rights Agent, promptly after the Effective Time and in no event later than ten (10) Business Days following the Effective Time, in such form as the Parent receives from the transfer agent (or other agent performing similar services in the Merger), the names and addresses of the Holders.

SECTION 4.2 Payment of Milestone Payments. With respect to each of the following milestones (each a “Milestone”) that is achieved in accordance with the terms and limitations applicable to such Milestone, the Parent will duly deposit or cause to be deposited with the Rights Agent, the applicable milestone payment (each a “Milestone Payment”) on or prior to the date upon which such Milestone Payment is due, as set out below (each a “Milestone Payment Date”), to be made to the Holders in accordance with the terms of this CVR Agreement:

(a) Annual Net Sales Milestones:

Milestones	Milestone Payments
Annual Net Sales of OLPRUVA equal or exceed $35,000,000, on or before the Back-End Date	$7,000,000
Annual Net Sales of OLPRUVA equal or exceed $50,000,000, on or before the Back-End Date	$7,000,000
Annual Net Sales of OLPRUVA equal or exceed $100,000,000, on or before the Back-End Date	$10,000,000
Annual Net Sales of OLPRUVA equal or exceed $200,000,000, on or before the Back-End Date	$10,000,000

With respect to each calendar year occurring after the Closing and until the earlier of the Back-End Date or the date upon which all Milestones payable in respect of Annual Net Sales of OLPRUVA have been paid, the Parent shall provide to each holder of at least 5% of the CVRs outstanding a written statement setting forth with reasonable detail the Annual Net Sales of OLPRUVA during such calendar year. The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(a) shall be paid on or before last day of the second full calendar quarter following the end of the calendar year in respect of which achievement of such Milestone was first reported on such written statement.

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(b) Regulatory Milestones:

Milestones	Milestone Payments
FDA Approval of a supplemental NDA for OLPRUVA for the addition of treatment of Maple Syrup Urine Disease as a second indication to the label for OLPRUVA, on or before the Back-End Date	$12,000,000
FDA Approval of OLPRUVA for any indication other than treatment of urea cycle disorders or Maple Syrup Urine Disease, on or before the Back-End Date	$10,000,000
FDA Approval of EDSIVO for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen mutation, on or before the Back-End Date	$20,000,000

The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(b) shall be paid within sixty (60) days following the date of the achievement of the corresponding Milestone by or on behalf of Parent or its Affiliates.

(c) Other Milestones:

(i) if on or before the Back-End Date, Parent (A) receives funding of at least twenty million dollars ($20,000,000) from a Governmental Entity for development of ACER-2820 for the treatment of any indication or indications (the “ACER-2820 Development Funding”) and, within three (3) years of the date of the ACER-2820 Development Funding, Parent or its Affiliate either (x) grants a license to a third party under the intellectual property assets owned by Target relating to ACER-2820 (including U.S. Pat. Pub. No. 2022/0177469, any patent issuing from such application and any subsequently filed patent application claiming priority to such patent application) (the “ACER-2820 IP Assets”) for purposes of developing and commercializing ACER-2820 or (y) sells such ACER-2820 IP Assets to a third party or (B) Parent or its Affiliate obtains FDA Approval for use of ACER-2820 for treatment of any indication, then a Milestone Payment equal to the greater of (x) 10% of the total cash consideration paid to the Parent or its Affiliate for the license or sale of the ACER-2820 IP Assets or (y) $5,000,000 shall be payable in respect of such Milestone.

(ii) if, on or before the Back-End Date, the FDA issues a priority review voucher to Parent or its Affiliate under 21 U.S.C. Section 360bbb-4a in respect of FDA Approval of an NDA filed by Parent or its Affiliate for approval of ACER-2820 (an “ACER-2820 Material Threat Countermeasure PRV”), and Parent or its Affiliate thereafter sells such ACER-2820 Material Threat Countermeasure PRV prior to the Back-End Date, then a Milestone Payment equal to twenty-five percent (25%) of the total cash consideration paid to the Parent for such ACER-2820 Material Threat Countermeasure PRV shall be payable in respect of such Milestone.

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The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(c) shall be paid within sixty (60) days following the date of the achievement of the corresponding Milestone by or on behalf of Parent or its Affiliates.

(d) Additional Terms for Milestone Payments.

Each Milestone Payment shall be paid only once, upon first achievement of the corresponding Milestone, regardless of the number of times such event is achieved, and only if such Milestone occurs on or before the date specified above. Milestone Payments due under this Section 4.2 shall be considered paid on the Milestone Payment Date if on such date the Rights Agent has received in accordance with this CVR Agreement money sufficient to pay all such amounts then due.

SECTION 4.3 Audits. Upon the written request of the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by the Acting Holders and reasonably acceptable to the Parent (the “Auditor”), which Auditor shall be paid at the Acting Holders’ expense, to have access upon reasonable notice and during normal business hours to such records of the Parent as are reasonably necessary to confirm compliance with its obligations to make Milestone Payments pursuant to Section 4.2. No such request may be made to the Parent more than once during any twelve (12) month period. The Auditor shall enter into a reasonable and mutually satisfactory confidentiality agreement with the Parent obligating the Auditor to keep all confidential information disclosed to such Auditor in confidence pursuant to such confidentiality agreement. For the avoidance of doubt, the Auditor shall serve solely as a consultant to the Acting Holders and shall have no authority to make any determinations (binding or otherwise) as to whether Parent has complied with such obligations.

SECTION 4.4 Product Transfer. Unless and until a Product Transfer occurs, the Parent shall remain responsible for paying any and all Milestone Payments in accordance with Section 2.4 and Section 4.2 upon the achievement of the corresponding Milestone, if achieved by the Parent or any of its Affiliates or any of their licensees or sublicensees to which Parent or any of its Affiliates have granted rights to perform the applicable activities, on or before the date specified for the applicable Milestone. Without limiting the foregoing, so long as any of the CVRs remain outstanding, in the event that the Parent or, after a transaction permitted and undertaken pursuant to this Section 4.4, any of its respective successors, assignees or transferees: (a) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (b) transfers or conveys all or substantially all of its properties and assets to any Person or otherwise transfers or conveys any of the Products or any rights thereto (any such consolidation, merger, transfer or conveyance, a “Product Transfer”), then, and in each such case, the Parent shall either (i) ensure that each such successor, assignee or transferee (A) has the financial wherewithal at the time of the Product Transfer to perform the Parent’s obligations under this CVR Agreement and (B) agrees to assume and perform all obligations of the Parent, including payment of all Milestone Payments applicable to such Product, set forth in this CVR Agreement (in each instance as though such successor, assignee or transferee had been named herein) or (ii) the Parent shall agree to remain subject to its obligations hereunder, including payment of all Milestone Payments.

SECTION 4.5 Diligent Efforts. Commencing promptly following the Closing, Parent shall use Diligent Efforts to achieve the Milestones.

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SECTION 4.6 Non-Use of Name. Neither the Rights Agent nor the Holders shall use the name, trademark, trade name or logo of the Parent, its Affiliates, or their respective employees in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Parent, other than (in the case of the name of the Parent, its Affiliates, or their respective employees) with respect to a dispute pursuant to this CVR Agreement between any of the Holders, the Rights Agent, the Parent or its Affiliates.

SECTION 4.7 Tax Reporting. The Rights Agent shall comply with all applicable Laws regarding Tax reporting with respect to any Milestone Payments made pursuant to this CVR Agreement.

ARTICLE 5

AMENDMENTS

SECTION 5.1 Amendments Without Consent of Holders. Without the consent of any Holders or the Rights Agent, the Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(a) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(b) to add to the covenants of the Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the Holders, provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(c) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this CVR Agreement, provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(d) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(e) to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this CVR Agreement in accordance with the terms of this CVR Agreement;

(f) subject to the terms of this CVR Agreement, to evidence the succession of another Person to the Parent and the assumption by any such successor of the covenants of the Parent contained herein;

(g) to evidence the assignment of this CVR Agreement by the Parent as provided herein; or

(h) any other amendment to this CVR Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this CVR Agreement of any such Holder.

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SECTION 5.2 Amendments with Consent of Acting Holders. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made by the Parent without the consent of the Holders), with the consent of the Acting Holders, acting on behalf of all Holders, the Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this CVR Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

SECTION 5.3 Execution of Amendments. In executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel for the Parent or any of its Affiliates stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this CVR Agreement or otherwise.

SECTION 5.4 Effect of Amendments; Notice to Holders.

(a) Upon the execution of any amendment under this Article 5, this CVR Agreement shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement for all purposes; and every Holder shall be bound thereby.

(b) Promptly after the execution by the Parent and the Rights Agent of any amendment pursuant to the provisions of this Article 5, the Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first-class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment. Any failure of the Parent to mail (or cause the Rights Agent to mail) such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

SECTION 6.1 Successor Person Substituted.

(a) All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Parent, the Rights Agent or the Holders shall bind and inure to the benefit of their respective successors, assignees, heirs and personal representatives, whether so expressed or not. The Parent may assign this CVR Agreement without the prior written consent of the other parties to this CVR Agreement in connection with the transfer or sale of all or substantially all of the assets or business of the Parent related to the Products, or in the event of the Parent’s merger or consolidation, in accordance with Section 4.4.

(b) In case of a consolidation or merger with a wholly-owned Subsidiary or any other Person, or a transfer or sale to a Person of all or substantially all of the assets or business of Parent related to the Products, such successor Person shall succeed to and be substituted for the Parent with the same effect as if it had been named herein.

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ARTICLE 7

MISCELLANEOUS

SECTION 7.1 Notices.

(a) Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Rights Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Rights Agent shall be deemed to be a sufficient giving of such notice.

SECTION 7.2 Notices to the Rights Agent and the Parent . All notices, requests, instructions, demands, waivers and other communications or documents required or permitted to be given under this CVR Agreement by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, electronic mail or overnight courier to such party, in the case of mail or overnight courier, with a copy sent via electronic mail, at the following addresses:

If to the Parent:

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

Attention: Chief Financial Officer

Email: lclifton@zevra.com

with a copy (which shall not constitute notice) to: contracts@zevra.com with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

E-mail: stephanie.hosler@bclplaw.com

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with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

If to the Rights Agent:

[•]

Attention: [•]

Email: [•]

SECTION 7.3 Construction.

(a) The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

(b) All financial references herein are in United States Dollars.

SECTION 7.4 Benefits of Agreement. Nothing in this CVR Agreement, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the parties hereto and their successors, and of the Holders (each of whom is an intended third party beneficiary of this CVR Agreement).

SECTION 7.5 Governing Law. THIS CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE PARENT, THE RIGHTS AGENT AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE CVRS, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE COURT IN THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS HEREUNDER, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARENT AND THE RIGHTS AGENT AGREES THAT PROCESS MAY BE SERVED UPON THEM IF NOTICE IS GIVEN IN ACCORDANCE

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WITH Section 7.2. EACH OF THE PARENT AND THE RIGHTS AGENT HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CVR AGREEMENT (A) THE DEFENSE OF SOVEREIGN IMMUNITY, (B) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS Section 7.5, (C) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (D) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CVR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

SECTION 7.6 Legal Holidays; Interpretation. In the event that a Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement to the contrary) payment on the CVRs need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date. When used herein, the word “including” shall be deemed to be followed by “without limitation.”

SECTION 7.7 Separability Clause. In the event any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any provision in this CVR Agreement or in the CVRs is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this CVR Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 7.8 No Recourse Against Others. A director, officer or employee, as such, of the Parent or an Affiliate of the Parent or the Rights Agent shall not have any liability for any obligations of the Parent or the Rights Agent under this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

SECTION 7.9 Counterparts. This CVR Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

SECTION 7.10 Entire Agreement. This CVR Agreement and the Merger Agreement constitute the entire agreement between the parties hereto with respect to the subject matter of this CVR Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter of this CVR Agreement.

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SECTION 7.11 Termination. This CVR Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the Termination Date, provided that if any Milestone has been achieved on or prior to the Termination Date, but the associated Milestone Payment has not been paid on or prior to the Termination Date, this CVR Agreement shall not terminate to the extent related to such Milestone Payment until such Milestone Payment has been paid in full in accordance with the terms of this CVR Agreement; and provided further that no termination of this CVR Agreement shall be deemed to affect the rights of the parties to bring suit in the case of a material breach occurring prior to such Termination Date.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

ZEVRA THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

[•] as the Rights Agent

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Appendix 1

Schedule of Derivative Payments

[TBD, if applicable]

Exhibit B

Form of Stockholder Agreement

(To be attached)

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) of Zevra Therapeutics, Inc., a Delaware corporation (the “Corporation”), is made and entered into as of August __, 2023, by and among the Corporation, and each of the stockholders of the Corporation who has executed this Agreement (collectively, the “Stockholders”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, the Corporation, Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Corporation (“Merger Sub”), and Acer Therapeutics Inc. (“Target”) are party to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August __, 2023, pursuant to which, among other things Merger Sub will merge with and into Target, with Target surviving the merger and becoming a wholly owned subsidiary of the Corporation;

WHEREAS, in connection with the consummation of the Transactions (as defined in the Merger Agreement), the Corporation is issuing to the Stockholders certain shares of the common stock, par value $0.0001 per share, of the Corporation (“Common Stock”); and

WHEREAS, the Corporation and the Stockholders wish to enter into this Agreement, to be effective upon the Effective Time.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation and the Stockholders agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person. As used herein, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

“Beneficially Own” means that a specified person owns or has the right to vote, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, shares of capital stock of the Corporation.

“Board” means the board of directors of the Corporation.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Shares” means, with respect to a Stockholder, any shares of Common Stock Beneficially Owned by such Stockholder.

“Trigger Date” means the date that is the second (2nd) anniversary of the Closing Date (as defined in the Merger Agreement).

2. Voting Agreement; Grant of Proxy.

(a) From and after the Closing and until the Trigger Date, each Stockholder:

(i) shall cause all Shares to be present for quorum purposes at any Corporation stockholder meeting;

(ii) shall vote all of the Shares (or cause such Shares, or any other voting securities of the Corporation it Beneficially Owns, to be voted, in person or by proxy) (A) in favor of each nominee included in the Board’s slate of nominees for each election of directors and (B) in favor of each matter approved by the Board and submitted to stockholders of the Corporation for the approval of stockholders;

(iii) shall not vote any Shares in favor of the removal of any member of the Corporation’s Board of Directors unless such removal is recommended by the Corporation’s Nominating Committee;

(iv) shall not solicit proxies for or nominate any directors for election to the Board directors included in the Board’s slate of nominees; and

(v) shall approve and execute each written consent of the stockholders of the Corporation with respect to each other matter approved by the Board and submitted to stockholders of the Corporation for the approval of stockholders.

(b) In order to secure the obligation of each Stockholder to vote all of the Shares (and other voting securities of the Corporation) Beneficially Owned by such Stockholder in accordance with this Agreement, each Stockholder hereby grants to the Secretary of the Corporation a proxy that is irrevocable and coupled with an interest to vote such Shares (and other voting securities of the Corporation) in accordance with the agreements contained in this Agreement, sufficient in law to support an irrevocable power, including in any action by written consent, which proxy shall be valid and remain in effect until the Trigger Date. The Secretary of the Corporation may exercise the irrevocable proxy granted to it hereunder at any time that the vote, consent or approval of any holder of Shares may be required.

3. Standstill. Until the Trigger Date, each Stockholder and its Affiliates shall not directly or indirectly, including through any Affiliate, or through any other Persons who are part of a “group” (as defined in Section 13(d) of the Exchange Act) with such Stockholder:

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(a) acquire, agree to acquire, or make any public announcement of any proposal or offer to acquire any Common Stock or other voting securities of the Corporation (other than as a result of an issuance of Common Stock in connection with any stock split, pro rata stock dividend, subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise), combination (by reverse equity split, reclassification, recapitalization or otherwise), or other similar transaction that generally affects or is made available to all stockholders of the Corporation or any transfer between or among such Stockholder and/or its Affiliates);

(b) other than in connection with any matter recommended by the Board, enter, agree to enter or make any public announcement of any proposal or offer to enter into any merger, business combination, recapitalization, restructuring, tender offer, change in control transaction or other similar extraordinary transaction involving the Corporation or any of its subsidiaries or an acquisition of any assets of the Corporation and its subsidiaries;

(c) make, engage in, or in any way, directly or indirectly, participate in any “solicitation” of “proxies” (as such terms are used in the rules of the SEC, but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Exchange Act) to vote, or seek to influence any other Person with respect to voting of, any voting securities of the Corporation or any securities convertible or exchangeable into or exercisable for any such securities, in each case in favor of the election of any Person as a director who is not nominated pursuant to this Agreement or by the Board (or its nominating committee).

(d) take any action (other than a non-public proposal or request to the Board or its nominating committee) in support of or make any proposal or request that constitutes: (A) advising, controlling, engaging or influencing the Board with respect to any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any other material change with respect to the governance of the Corporation, (C) seeking to have the Corporation waive provisions in or make amendments or modifications to the Corporation’s certification of incorporation or bylaws, or (D) a change to the composition of the Board;

(e) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), except with respect to any group consisting of solely such Stockholder, its Affiliates, and solely parties who do not intend (i) to pursue any action that would, if taken by such Stockholder, violate this Agreement, (ii) to call, or seek to call, a meeting of the stockholders of the Corporation or initiate any stockholder proposal for action by stockholders of the Corporation with respect to a matter described in Section 3(b), (c) or (d) or (iii) take any action that would reasonably be expected to require the Corporation to make a public announcement regarding a matter described in Section 3(b), (c) or (d); or

(f) enter into any negotiations, agreements or understandings with any third party with respect to a matter described in Section 3(b), (c) or (d), or knowingly encourage, seek to persuade, or knowingly assist any third party to take any action or make any public statement with respect to a matter described in Section 3(b), (c) or (d) or direct or knowingly assist any Person to do any of the foregoing or make any public statement inconsistent with any provision of Section 3(b), (c) or (d).

(g) Notwithstanding the foregoing provisions, this Section 3 shall not prohibit such Stockholder or its Affiliates from (i) privately communicating with members of the Board, including making any non-public offer or proposal to the Board; (ii) voting its Shares on any matter in accordance with this Agreement; (iii) exercising any rights as a stockholder existing under Delaware law or pursuant to the Corporation’s Certificate of Incorporation or bylaws or (iv) selling or transferring any Shares.

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4. Authority; Effect. Each party hereto represents and warrants to and agrees with each other party that (a) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on behalf of such party and do not violate any agreement or other instrument applicable to such party or by which its assets are bound and (b) this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, except to the extent that the enforcement of the rights and remedies created hereby is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors generally and (ii) general principles of equity. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership among any of the parties hereto, or to constitute any of such parties members of a joint venture or other association.

5. Notices. To be valid for purposes hereof, any notice, request, demand, waiver, consent, approval or other communication (any of the foregoing, a “Notice”) that is required or permitted hereunder shall be in writing. A Notice shall be deemed given only as follows: (a) when delivered if it is delivered by e-mail or personally, (b) three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid or (c) one (1) business day following deposit with a nationally recognized overnight courier service for next day delivery, charges prepaid, and, in each case, addressed to the intended recipient as set forth below:

(a)	If to the Corporation:

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

Attention: Secretary

E-mail: lclifton@zevra.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

(b)	If to any Stockholder, to the address set forth in the Corporation’s records

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by providing Notice to the other Parties.

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6. Amendment; Waiver; Termination. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement, signed by the Corporation and each Stockholder whose rights under this Agreement are adversely impacted by such amendment, modification, termination or waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. This Agreement shall terminate and be of no further effect as of the Trigger Date; provided, that the proxy and irrevocable interest granted pursuant to Section 2(b) hereof shall survive the termination of this Agreement in accordance with its terms.

7. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements, or representations by or between the parties, written or oral, that may have related in any way to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the subject matter hereof exist among the parties, except as expressly set forth in this Agreement.

8. Headings. The headings and section titles used in this Agreement are for ease of reference only and shall not form a part of this Agreement.

9. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns. Notwithstanding the foregoing, neither the Corporation nor any of Stockholder may assign any of its rights or obligations hereunder without the prior written consent of the other party, and any attempted assignment or delegation in violation of the foregoing shall be null and void.

10. Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed and delivered shall thereby be deemed to be an original and all of which taken together shall constitute one and the same instrument. Any party may deliver signed counterparts of this Agreement to the other Parties by means of facsimile or portable document format (.PDF) signature.

11. No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties, any right or remedies under or by reason of this Agreement.

12. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

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13. CONSENT TO JURISDICTION. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE APPLICABLE STATE OR FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, FOR PURPOSES OF ALL LEGAL PROCEEDINGS, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER AGREEMENTS AND TRANSACTIONS, AND EACH PARTY HEREBY AGREES NOT TO COMMENCE ANY LEGAL PROCEEDING RELATED THERETO EXCEPT IN SUCH COURTS. EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH COURT OR THAT SUCH ACTION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

14. WAIVER OF TRIAL BY JURY. TO THE EXTENT PERMITTED BY LAW, EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE) THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION HEREWITH. EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE OTHER PARTIES TO ENTER INTO THIS AGREEMENT.

15. Severability. If any portion or provision hereof is to any extent declared illegal or unenforceable by a court of competent jurisdiction, then the remainder hereof, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

16. Further Assurances. Each of the parties hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

17. Specific Performance. Each of the parties hereto acknowledges that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, each without proof of damages, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Agreement and without that right, no party would have entered into this Agreement. Each party agrees that it shall not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction.

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18. Board Enforcement. The disinterested members of the Board shall have the right to enforce, waive or take any other action with respect to this Agreement on behalf of the Corporation.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

ZEVRA THERAPEUTICS, INC.

By:
Name:	LaDuane Clifton
Title:	Chief Financial Officer

[Signature Page to Stockholders Agreement]

CHRIS SCHELLING

By:

[Signature Page to Stockholders Agreement]

Exhibit 10.1

BRIDGE LOAN AGREEMENT

THIS AGREEMENT is dated effective August 30, 2023.

AMONG:

ACER THERAPEUTICS INC., a Delaware corporation

One Gateway Center, Suite 356

Newton, MA 02458

Attention: Don Joseph, CLO

Email: djoseph@acertx.com

(the “Borrower”)

AND:

ZEVRA THERAPEUTICS, INC., a Delaware corporation

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: LaDuane Clifton, Secretary

Email: lclifton@zevra.com

(the “Lender”)

WHEREAS:

(A) The Lender and the Borrower intend to complete a transaction that will result in the acquisition by the Lender of all of the issued and outstanding shares of the capital stock of the Borrower through the merger of the Lender’s wholly owned subsidiary with the Borrower;

(B) The Lender, Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Lender, on the one hand, and Borrower, on the other hand, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

(C) In connection with execution of the Merger Agreement, the Lender has agreed to provide a bridge loan to the Borrower in an aggregate original principal amount not to exceed the Commitment on the terms and conditions set forth herein;

(D) Borrower hereby confirms that it has no reason to believe that any of the conditions set forth in Article VI of the Merger Agreement will not be satisfied; and

(E) As a condition of the Lender providing such bridge loan, the parties have agreed to enter into this Agreement.

NOW THEREFORE in consideration of the premises and the conditions and provisions contained herein, the receipt and adequacy of which consideration are hereby duly acknowledged, the Parties hereto agree as follows:

PART 1.

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

Definitions

1.1 Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

(a)

“Agreement” means this Agreement and any instrument amending this Agreement, and “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to a particular article or section; and the expression “Part” or “Section” followed by a number means and refers to the specified part or section of this Agreement;

(b)

“Borrower’s Obligations” means all present and future indebtedness, liabilities and other obligations (contingent or otherwise) of the Borrower to the Lender pursuant to this Agreement wheresoever and howsoever incurred;

(c)	“Business Day” means a day other than a Saturday, Sunday or any other day on which commercial banks located in Orlando, Florida are not open for business during normal banking hours;

(d)	“Commitment” means $16,500,000.00.

(e)

“Control” means with respect to a corporation, the ownership, directly or indirectly of securities of such corporation to which are attached more than 20% of the votes that may be cast to elect directors of such corporation or the possession, directly or indirectly, of the power to direct or cause to direct the management and policy of such corporation, whether through the ownership of its holding securities, through the exercise of voting rights in respect of such securities by proxies given by the owner of such securities, by contract or otherwise; and “Controls” and “Controlling” shall have the corresponding meaning;

(f)	“Event of Default” means any of the events set out in Part 6 herein;

(g)

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interest in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, membership or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination;

(h)

“Lien” means any mortgage, pledge, charge, assignment, security interest, hypothec, lien or other encumbrance, including, without limitation, any agreement to give any of the foregoing, or any conditional sale or other title retention agreement;

(i)	“Loan” means the bridge loan in an aggregate original principal amount not to exceed the Commitment provided for under this Agreement, including that set out under Section 2.1 below;

(j)	“Parties” mean the Borrower and the Lender and “Party” means either of them;

(k)	“Permitted Liens” means all Liens related to:

(i) the following (as amended to date, the “Existing Secured Debt”): (A) the secured convertible notes issued pursuant to that certain Secured Convertible Note Purchase and Security Agreement, dated as of March 4, 2022, by and between the Borrower and MAM Aardvark, LLC, as agent, and (B) that certain Credit Agreement, dated as of March 4, 2022, by and between, inter alios, the Borrower and SWK Funding, LLC, as agent and sole lender, provided that the obligations owing pursuant to such agreements have been assigned to and assumed by the Lender;

(ii) this Agreement; and

(iii) Permitted Liens (as defined in the Merger Agreement or either of the Existing Secured Debt facilities);

(l)

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a governmental entity;

(m)

“Security Agreement” means that certain Security Agreement, dated as of the date hereof, by and between the Borrower and the Lender, as the same may be amended, restated, replaced or otherwise modified from time to time; and

(n)

“Subordination Agreement” means that certain Subordination Agreement, dated as of the date hereof, by and among Zevra Therapeutics, Inc., in its capacity as the “Lender” under this Agreement, and Zevra Therapeutics, Inc., as the lender or holder of the Existing Secured Debt, and acknowledged and agreed by the Borrower, as the same may be amended, restated, replaced or otherwise modified from time to time.

Gender and Number

1.2 Words importing the singular include the plural and vice versa and words importing gender include both genders.

Headings

1.3 Part, Section and Subsection headings are not to be considered part of this Agreement, are included solely for convenience and are not intended to be full or accurate descriptions of the content thereof.

Currency

1.4 All dollar amounts referred to in this Agreement are in US funds.

Generally accepted accounting principles

1.5 Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

Interpretation/drafting.

1.6 The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

Governing Law

1.7 This Agreement shall be governed by, and is to be construed and interpreted in accordance with, the laws of the State of New York, without giving effect to any conflict of law principles that would cause the application of laws of any other jurisdiction, but without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

PART 2.

THE LOAN

The Loan

2.1 The Lender hereby agrees to lend to the Borrower, upon the terms and subject to the conditions of this Agreement, the Loan for the purposes of (i) paying consideration in connection with terminating that certain Clinical Supply and Quality Agreement, dated January 12, 2022, by and between Borrower and Relief Therapeutics Holding SA, as amended, and (ii) providing the Borrower with working capital (including, without limitation, for the payment of accounts payable and to support the commercial launch of OLPRUVA in the United States and EDSIVO development), in each case, as approved by the Lender. For the avoidance of doubt, the Borrower can and will continue to set its own plans for all commercialization decisions, and the Lender will not (by virtue of this Agreement or otherwise) take over day to day operations of the Borrower while this Agreement is in effect.

Advances

2.2 Subject to and upon the fulfilment of the conditions precedent contained in Part 5 and the conditions set out in this Section, the Loan shall further be advanced to the Borrower in tranches (each, an “Advance”).

2.3 On the date hereof, and on a bi-weekly basis thereafter (i.e. every 2 weeks) (or such other dates as the Lender shall permit in its sole discretion), the Borrower shall deliver to the Lender a detailed proposed schedule of payments (each, a “Request”) to be made using an Advance (which proposed payments shall be consistent with the terms of Section 2.1 above). Each Request shall specify (i) the Borrower’s election to obtain an Advance, (ii) the date of the proposed Advance (which shall be a Business Day and shall be, other than with respect to the Request provided on the date hereof, at least 5 Business Days following the date of request thereof), (iii) the aggregate amount to be borrowed, and (iv) copies of the invoices(s) to be paid with the proceeds of such Advance, together with all other documentation and information requested by the Lender. The Borrower acknowledges and agrees that the Lender (in its sole discretion) may approve or deny any payment set forth in a Request; provided, that the Lender’s denial of a particular payment shall not prohibit the Borrower from including such payment in a subsequent Request.

2.4 The Lender may, at its option and upon notice to the Borrower, disburse any requested Advance (or portion thereof) to the Person to whom payment is due.

2.5 The aggregate amount of all Advances shall not exceed the then in effect Commitment.

Interest on the Loan

2.6 The Loan shall bear interest at a rate of twelve percent (12%) per annum from the date of advance until the date of repayment (both before and after maturity, default or judgment and overdue interest both before and after default or judgment, at the said rate). Interest shall be paid in kind (“PIK Interest”) and added to the principal amount of the Loan on a monthly basis, beginning on the first day of the first month following the date of this Agreement.

Payment

2.7 The principal amount of the Loan (including PIK Interest) and all accrued and unpaid interest thereon shall be due and payable upon the earliest to occur of the following:

(a) the termination of the Merger Agreement by either the Lender or the Borrower in accordance with its terms,

(b) the Closing Date (as defined in the Merger Agreement), and

(c) the date on which all amounts under this Agreement shall become due and payable pursuant to Part 6 hereof.

Prepayment of Loan

2.8 The principal amount of the Loan (including PIK Interest), together with accrued and unpaid interest thereon, may be prepaid in whole or in part at any time and from time to time without penalty upon 7 days’ prior written notice to the Lender.

Waiver and Acknowledgement

2.9 Notwithstanding any provision herein or in the Existing Secured Debt to the contrary, (i) neither the Loan nor the Existing Secured Debt, nor any payment obligations associated with either the Loan or Existing Secured Debt, shall be due and payable prior to the earliest to occur of the events set forth in Sections 2.7(a), 2.7(b) and 2.7(c) above, and (ii) the Lender, in its capacity as holder of the Existing Secured Debt, consents to the Loan.

PART 3.

REPRESENTATIONS AND WARRANTIES

Representations and Warranties

3.1 The Borrower represents and warrants to the Lender that:

(a) Corporate Power and Qualification

(i) it is duly incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation;

(ii) it has full corporate power and capacity to own or lease its properties and assets and to carry on its business as conducted on the date hereof; and

(iii) it is duly qualified to carry on business in all jurisdictions in which it carries on business and has all licenses, permits and approvals which are necessary or material to its business and operations to the extent required by such laws;

(b) Corporate Authority - The Borrower has full power, legal right and corporate authority to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

(c) Enforceability -This Agreement has been duly authorized and constitutes a valid and legally binding obligation of the Borrower, enforceable against it in accordance with its terms;

(d) Violation of Other Instruments; Consent – (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby does or will violate or constitute a breach of or a default under any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree, order or law to which the Borrower is a party or by which its properties or rights are bound or affected; (ii) nor will such execution, delivery, or consummation result either in acceleration in the time for performance of any obligation by the Borrower or in the creation of any Lien or encumbrance upon any of the properties or rights of the Borrower (except as contemplated in this Agreement); and (iii) no authorization, consent or approval of, or filing with or notice to, any party to any indenture, mortgage, lease, agreement or instrument to which the Borrower is a party or by which it is bound is required by reason of the transactions contemplated by this Agreement.

(e) Default Under Obligations - Except as expressly disclosed in the Merger Agreement and other than with respect to the Existing Secured Debt, the Borrower is not in default in any respect (nor has any event occurred which, but for the lapse of time or the giving of notice, or both, would constitute a default in any material respect) under any obligation or under any license or permit to own and/or operate its properties or assets or to carry on its business.

(f) Litigation - Except as expressly disclosed in the Merger Agreement, there are no suits, actions, litigation, arbitrations or governmental proceedings pending, or, to the best of the knowledge of the Borrower, threatened, against the Borrower;

(g) Guarantees - Except as expressly disclosed in the Merger Agreement, the Borrower is not party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person;

(h) Conducting of Business - Except as expressly disclosed in the Merger Agreement, the Borrower has conducted and is conducting its business in compliance in all material respects, with all applicable laws, rules, and regulations of each jurisdiction in which it carries on or carried on business;

(i) Tax Returns - Except as expressly disclosed in the Merger Agreement, the Borrower has duly and timely filed all tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interests and fines due and payable by it on or before the date hereof; the Borrower has withheld from each payment made to any of its past or present officers, directors and employees, amounts in respect of all taxes, (including but not limited to income tax), and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation; and

(j) Merger Agreement - The representations and warranties made by the Borrower that are set out under Article III of the Merger Agreement or in any certificate furnished under or in connection with the Merger Agreement, are incorporated into and form a part of this Agreement, and are true and correct to the same extent required by Section 6.3(a) of the Merger Agreement on and as though made on and as of the date hereof (except to the extent any representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

Materiality and Survival of Warranties

3.2 All representations and warranties of the Borrower contained herein, and all representations and warranties contained in any certificate, agreement or material delivered hereunder shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or by its counsel or by any other representative of the Lender and shall survive the execution, delivery and performance of this Agreement and continue in full force and effect for the benefit of the Lender without limitation until the Loan has been repaid and any commitment of the Lender to extend credit to the Borrower shall have expired or been terminated.

PART 4.

COVENANTS OF THE BORROWER

Affirmative Covenants

4.1 So long as any of the Borrower’s Obligations shall be outstanding or the Lender shall have any commitment to extend credit to the Borrower, the Borrower covenants and agrees:

(a) Corporate Existence - to maintain its corporate existence and all licenses and authorizations from regulatory and governmental authorities or agencies required in order to permit it to carry on its business, diligently carry on and conduct its business only in the ordinary course and in a proper, efficient and business-like manner and promptly and accurately record in its books and records all material financial transactions, a true and complete record of all meetings or actions of its shareholders, directors and committees thereof and of all share transfers;

(b) Financial Reports –

(i) as soon as is practicable, and in any event within 15 days of the end of each month, deliver to the Lender unaudited, management prepared financial statements of the Borrower, in form satisfactory to the Lender, which shall include, without limitation, detailed information regarding accounts payable and accrued expenses, along with bank statements for such month including transaction details; and

(ii) from time to time to deliver to the Lender such other information respecting the affairs and properties of the Borrower that may hereafter be acquired, as the Lender may reasonably request.

All financial information delivered to the Lender pursuant to this Subsection 4.1(b) shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be accompanied by an officer’s certificate stating that no Event of Default, or no event which, but for the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and is continuing;

(c) Events of Default, etc. - upon becoming aware of the occurrence of any Event of Default or the existence of any condition or any event which, but for the giving of notice or lapse of time, or both, would constitute an Event of Default, to (i) immediately notify the Lender thereof and shall promptly do everything reasonably possible to cause such Event of Default or condition or event to be eliminated as quickly as possible and (ii) keep the Lender advised on a weekly (or, if requested by the Lender, more frequent) basis of the steps being taken to correct the situation, provided, however, that the provisions of this Subsection 4.1(c) shall not affect or impair the Lender’s rights pursuant to Part 7;

(d) Inspection - upon the request of the Lender, to permit the Lender, for the purposes of this Agreement or any other agreement or document herein provided for, by its agents, employees and representatives, to examine during normal business hours and without unreasonable disruptions, all relevant books of account, records, reports and other papers of the Borrower, and to make copies thereof and to take extracts therefrom, provided that all such information shall be held confidential by the Lender unless reasonably required by the Lender in the exercise of its rights under this Agreement;

(e) To pay taxes - to pay or cause to be paid all taxes, rates, government fees and dues levied, assessed or imposed upon it and upon its assets or any part thereof, as and when the same become due and payable;

(f) Compliance with Applicable Laws - at all times to comply in all material respects with all applicable laws, rules, governmental restrictions, regulations, guidelines or directives, including all codes of conduct;

(g) Use of Loan Proceeds - to use the proceeds of the Loan only for the purposes set forth in Section 2.1 hereof;

(h) Compliance with Merger Agreement - to perform, in all material respects, all obligations required to be performed by Borrower under the Merger Agreement;

(i) Bankruptcy Petition - In the event that Borrower files a petition under the United States Bankruptcy Code (Title 11 of the United States Code) or under any other similar federal or state law, Borrower unconditionally and irrevocably agrees that Lender shall be entitled, and Borrower hereby unconditionally and irrevocably consents, to relief from the automatic stay (Section 362(a) of the United States Bankruptcy Code) so as to allow Lender to exercise its rights and remedies under the Existing Secured Debt and the Loan with respect to any collateral, property or assets of the Borrower, including conducting a foreclosure sale of such collateral, property or assets. In such event, Borrower hereby unconditionally and irrevocably agrees that it shall not, in any manner, oppose or otherwise delay any motion filed by Lender for relief from the automatic stay with respect to the collateral, property or assets.

Negative Covenants

4.2 So long as any portion of the Borrower’s Obligations shall remain outstanding or the Lender shall have any commitment to extend credit to the Borrower, the Borrower covenants and agrees that, without the prior written consent of the Lender:

(a) Organizational Documents - there shall be no change to the organizational documents of the Borrower, nor shall it change its current jurisdiction of incorporation;

(b) Lending and Guarantees - the Borrower shall not lend money to or invest money in any Person, whether by loan, acquisition of Equity Interests, acquisition of debt obligations or in any other manner whatsoever or guarantee, endorse or otherwise become surety for or upon the obligations of any other Person except by endorsement of negotiable instruments for deposit or collection in the ordinary course of its business;

(c) Acquisitions - the Borrower shall not acquire or invest in any securities issued by any Person or participate in any partnership or joint venture or the acquisition of any business assets or unincorporated business operations;

(d) Contract Material Changes - the Borrower shall not enter into any material transaction or transactions out of the ordinary course of business or enter into any material changes to the terms or provisions of any agreement which is material, unless otherwise agreed to in writing by the Lender;

(e) Dispositions - the Borrower will not convey, sell, lease, transfer or otherwise dispose of any of its assets unless otherwise agreed to in writing by the Lender, except for dispositions made in the ordinary course of business;

(f) Indebtedness - the Borrower shall not incur or otherwise become liable for any indebtedness (other than indebtedness to the Lender, the Existing Secured Debt and debt excepted from the negative covenants with respect to debt set forth in the Existing Secured Debt), unless otherwise agreed to in writing by the Lender;

(g) Liens - the Borrower shall not create, assume or permit to exist any Lien upon any of its assets other than Permitted Liens as well as the Liens in respect of the Existing Secured Debt;

(h) Restricted Payments - the Borrower shall not declare or pay any dividends, purchase, redeem, retire, defease or otherwise acquire for value any of its Equity Interests now or hereafter outstanding, return any capital to its stockholders, partners or members (or the equivalent Persons thereof) as such, make any distribution of assets, Equity Interests, obligations or securities to its stockholders, partners or members (or the equivalent Persons thereof); and

(i) Non Arm’s Length Transactions - the Borrower shall not enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any non-arm’s length party except upon fair and reasonable terms, which terms are not less favorable to the Borrower than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or the fair market rental as regards to leased property.

(j) Consent. - Borrower shall not file a petition under any chapter of the United States bankruptcy code or under the laws of any other jurisdiction naming the Borrower as debtor or institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, debt arrangement, dissolution, liquidation or similar proceeding under the laws of any jurisdiction.

PART 5.

CONDITIONS PRECEDENT

Closing

5.1 The initial Advance shall take place only upon the fulfilment of the following conditions, which conditions are included herein for the exclusive benefit of the Lender and may be waived in whole or in part only by it:

(a) Loan Documentation—The Borrower shall have executed and delivered to the Lender this Agreement, the Security Agreement and the Subordination Agreement.

Each Advance

5.2 Each Advance shall take place only upon the fulfilment of the following conditions, which conditions are included herein for the exclusive benefit of the Lender and may be waived in whole or in part only by it:

(a) Request - The Lender shall have received and approved (in its sole discretion) the Request with respect to such Advance;

(b) Performance by the Borrower—The Borrower shall have performed and complied with all of the agreements and conditions required by this Agreement to be performed and complied with by it at or prior to such Advance;

(c) Accuracy of Representations and Warranties—All of the representations and warranties made by the Borrower pursuant to Section 3.1 shall be true and correct as at the advance of the Loan as well as being true and correct at the date hereof (except to the extent any representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and no event shall have occurred and be continuing which, if it were to have occurred while any amount remained unpaid on the Loan, would have been an Event of Default or would have been an Event of Default after the giving of notice or the lapse of time, or both;

(d) No Adverse Developments—No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain damages in respect of, or which is related to or arises out of this Agreement or the consummation of the transactions contemplated hereby or which, in the Lender’s sole discretion, would make it inadvisable to consummate the transactions contemplated by this Agreement; and

(e) Expenses – The Borrower shall have paid all costs and expenses of the Lender which the Borrower is obligated to pay hereunder.

PART 6.

REIMBURSEMENT OF LENDERS EXPENSES; EVENTS OF DEFAULT

Expenses

6.1 The Borrower will pay for the Lender’s reasonable legal fees and all other reasonable costs, charges and expenses of and incidental to the preparation, execution and completion of this Agreement, all as may be required by the Lender in its sole and absolute discretion, to complete the transactions contemplated hereby. The Borrower further covenants and agrees to pay all of the Lender’s legal fees and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder. All amounts will be payable upon presentment of an invoice. If not paid within 10 days of presentment of an invoice, such amounts will be added to and form part of the principal amount of the Loan and shall accrue interest from the date of presentment of the invoice as if it had been advanced by the Lender to the Borrower hereunder on such date.

Events of Default

6.2 Except as provided in Section 2.9 above, the Lender may demand immediate payment of the Borrower’s Obligations under this Agreement, and the same shall thereupon become immediately due and payable and failing payment of the same forthwith, the Lender may then proceed to enforce payment thereof by exercising any right, power or remedy permitted by this Agreement, or by law in such manner as the Lender may elect, without presentation, protest or further demand, or notice of any kind, all of which are hereby expressly waived, upon the happening of any one or more of the following events (herein in the singular called an “Event of Default” or in the plural called “Events of Default”):

(a) if the Borrower shall fail to pay any installment of principal (including PIK Interest), interest or other amount on account of the Borrower’s Obligations which shall have become due and payable;

(b) if the Borrower shall fail to perform any of the other terms, conditions or covenants of this Agreement, after five days written notice to the Borrower from the Lender;

(c) if the Borrower becomes insolvent or admits in writing an inability to pay debts as they mature, or the Borrower makes an assignment for the benefit of creditors; or the Borrower applies for or consents to the appointment of any receiver, trustee, or similar officer for the benefit of the Borrower or for any of its properties; or any receiver, trustee or similar officer is appointed without the application or consent of the Borrower; or any judgment, writ, warrant of attachment or execution or similar process is issued or levied against a substantial part of the property of the Borrower;

(d) if the Borrower files a petition under any chapter of the United States bankruptcy code or under the laws of any other jurisdiction naming the Borrower as debtor; or any such petition is instituted against the Borrower; or the Borrower institutes (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, debt arrangement, dissolution, liquidation or similar proceeding under the laws of any jurisdiction; or any such proceeding is instituted (by petition, application or otherwise) against the Borrower;

(e) if any representation or warranty contained herein or made in any certificate or other document delivered to the Lender shall have been found to be false or is incorrect in any material respect (except any such representation and warranty as is already qualified by the term material which representation and warranty shall be true and correct in all respects) as of its date of making; and

(f) if there is a change of Control of the Borrower, except as result of the transaction contemplated in the Merger Agreement.

Waiver

6.3 The Lender may waive any breach by the Borrower of any of the provisions contained herein or any default in the observance or performance of any covenant or condition required to be observed or performed under the terms hereof, provided always that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default or the rights resulting therefrom.

Remedies Upon Default

6.4 Upon the occurrence of an Event of Default, the Lender may immediately enforce its remedies to the full extent permitted by applicable law, under this Agreement and for any of such purposes may commence such legal action or proceedings as, in its sole discretion, it may deem expedient all without any notice, presentation, further demand, protest, notice of protest, or any other action, notice of all of which are hereby expressly waived by the Borrower except to the extent set forth herein.

Additional Rights

6.5 Without limiting any of the Lender’s rights hereunder, the Lender may grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties, sureties or securities as the Lender may see fit without prejudice to the liability of the Borrower hereunder.

PART 7.

GENERAL

Notices

7.1 Any notice, document or other communication required or permitted by this Agreement to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid by United States certified mail (return receipt requested), or if transmitted by email (and receipt of such transmittal is acknowledged by the recipient thereof) to such party at the addresses set forth on the first page of this Agreement. Notice so mailed shall be deemed to have been given on the third Business Day after deposit in the mail. Notice transmitted by email (with acknowledgment of receipt by the recipient thereof) or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be. No party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes thereof.

General Indemnity

7.2 The Borrower expressly declares and agrees that the Lender, its directors, officers, employees, and agents and all of their respective representatives, heirs, successors and assigns will at all times be indemnified and saved harmless by the Borrower from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Lender contemplated hereby, reasonable legal fees and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. This indemnity shall survive the termination of this Agreement.

Further Assurances

7.3 The Borrower shall, from time to time and at all times, do such further acts and execute and deliver all such further documents as shall be reasonably required by the Lender in order to perform and carry out the intentions and/or terms of this Agreement.

Time of Essence

7.4 Time shall be of the essence of this Agreement.

Entire Agreement

7.5 This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto, except in the instruments and documents to be executed and delivered pursuant hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than is expressly set forth in this Agreement. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties hereto.

Counterparts and Electronic Signature

7.6 This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. This Agreement will be considered fully executed when all parties have executed an identical counterpart, notwithstanding that all signatures may not appear on the same counterpart. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Successors and Assigns

7.7 This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors including any successor by reason of amalgamation of any party, administrators and permitted assigns. The Borrower acknowledges and agrees that in the event that it merges with any other Person (which it is prohibited from doing without the prior written consent of the Lender) then all references herein to the Borrower shall extend to and include the survivor of such merger and all references herein to Borrower’s Obligations shall extend to and include all of the debts, liabilities and obligations of every type and kind of such survivor to the Lender.

Waiver and Amendment

7.8 No indulgence or forbearance by the Lender hereunder shall be deemed to constitute a waiver of the Lender’s rights to insist on performance in a full and in a timely manner of all covenants of the Borrower hereunder and any such waiver, in order to be binding upon the Lender, must be express and in writing and signed by the Lender, and then such waiver shall be effective only in the specific instance and for the purpose for which it is given, and no waiver of any provision, condition or covenant shall be deemed to be a waiver of the Lender’s right to require full and timely compliance with the same provision, condition or covenant thereafter, or with any other provision, covenant or condition of this Agreement at any time.

Severability

7.9 In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and any such invalid, illegal or unenforceable provision shall be deemed to be severable.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

BORROWER:

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
Name:	Chris Schelling
Title:	CEO/Founder

Acer Legal Review: _____ CFO: _____

[Signature Page to Bridge Loan Agreement]

LENDER:

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Name:	R. LaDuane Clifton
Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to Bridge Loan Agreement]

Exhibit 10.2

IN ACCORDANCE WITH ITEM 601(A)(5) OF REGULATION S-K, ZEVRA THERAPEUTICS, INC. HAS OMITTED CERTAIN EXHIBITS TO THIS AGREEMENT, MARKED BY [*****], BECAUSE ZEVRA THERAPEUTICS, INC. HAS DETERMINED THAT SUCH INFORMATION (I) DOES NOT CONTAIN INFORMATION MATERIAL TO AN INVESTMENT OR VOTING DECISION AND (II) IS NOT OTHERWISE DISCLOSED IN THIS AGREEMENT OR KEMPHARM, INC.’S OTHER SEC FILINGS.

EXECUTION VERSION

LOAN PURCHASE AGREEMENT

THIS LOAN PURCHASE AGREEMENT (this “Agreement”) is entered into this 30th day of August, 2023, by and between ZEVRA THERAPEUTICS, INC., a Delaware corporation or its assignee or designee (“Purchaser”), and NANTAHALA CAPITAL MANAGEMENT, LLC, a Massachusetts limited liability company (“Agent”), NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP, a Massachusetts limited partnership, NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP, a Delaware limited partnership, NCP RFM LP, a Delaware limited partnership, BLACKWELL PARTNERS LLC – SERIES A, one of the series of a Delaware limited liability company, PINEHURST PARTNERS, L.P., a Delaware limited partnership, CEOF HOLDINGS LP, a Delaware limited partnership, CORBIN PRIVATE CREDIT MANAGER FUND II, L.P., a Cayman Islands exempted limited partnership, and CORBIN TLP FUND I, L.P., a Delaware limited partnership (each, a “Seller” and collectively, “Sellers”).

BACKGROUND

A. ACER THERAPEUTICS INC., a Delaware corporation (“Borrower”), entered into that certain Credit Agreement (the “Credit Agreement”), dated as of March 4, 2022 and subsequently amended on August 19, 2022, January 30, 2023, and May 12, 2023, with SWK FUNDING LLC, a Delaware limited liability company (“SWK”), and the lenders party thereto, wherein SWK was the agent of such lenders, which provided for an initial term loan in the original principal amount of $6,500,000.00, along with a subsequent term loan in the original principal amount of $7,000,000.00, which resulted in an aggregate outstanding principal balance, as of January 30, 2023, of $13,942,382.20 (such advances collectively, along with any “PIK Amounts” (as defined in the Credit Agreement) capitalized into the loan pursuant to Section 2.6.2 of the Credit Agreement, the “Loan”). The Credit Agreement, together with any Notes (as defined in the Credit Agreement), any subordination agreements, the Collateral Documents, any intercreditor agreement entered into in connection with the Loan from time to time, and all documents, instruments and agreements delivered in connection with the foregoing, all as amended, modified, supplemented, substituted, extended or renewed from time to time, are referred to collectively as the “Loan Documents”. All capitalized terms used in this Agreement and not defined herein, have the meanings ascribed to such terms in the Loan Documents.

B. Agent entered into that certain Loan Purchase Agreement, dated as of June 16, 2023 (the “SWK LPA”), pursuant to which SWK sold all of its right, title and interests in and to the Loan and the other Loan Assets (as defined therein) to Agent, and Agent purchased and assumed all of SWK’s right, title and interests in and to the Loan and such other Loan Assets.

C. As collateral security for Borrower’s obligations under the Loan Documents, Borrower granted to the Agent certain liens and security interests in the collateral described in the Loan Documents.

D. Purchaser desires to purchase, and Sellers desire to sell, all of Sellers’ right, title and interest in and to the Loan, and all documents and instruments executed and delivered in connection therewith, including, without limitation, the Credit Agreement and the other Loan Documents and other documents identified on Exhibit A annexed hereto, but expressly excluding any and all warrants to purchase stock issued by Borrower in favor of SWK (collectively the “Loan Assets”).

NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements herein contained, Seller and Purchaser, intending to be legally bound hereby, agree as follows:

TERMS

1. Agreement to Sell and Purchase Loan. Sellers agree to sell, and Purchaser agrees to purchase, the Loan Assets, pursuant to the terms of this Agreement.

2. Purchase Price. The purchase price for the Loan Assets shall be Seventeen Million Five Hundred Thousand and 00/100 Dollars (US $17,500,000.00) (the “Purchase Price”), which shall be paid in the form of (i) $12,000,000 in cash on the Closing Date (as defined below) (the “Cash Consideration”), (ii) 98,683 shares (the “Initial Consideration Shares”) of Purchaser’s common stock, par value $0.0001 per share (the “Common Stock”), which shall be issued in the manner set forth in Section 7.B.3 below, and (iii) a secured promissory note payable by Purchaser to Seller in the original principal amount of $5,000,000 maturing on the third anniversary of the Closing Date (the “Seller Note”) in the form annexed hereto as Exhibit E. The Initial Consideration Shares, together with any shares of Common Stock that may become issuable, or will be issued, pursuant to the Seller Note are collectively referred to herein as the “Shares”) and are being issued in a transaction exempt from the registration requirement of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

3. Assignment Agreement. For the avoidance of doubt, and notwithstanding anything set forth in the Credit Agreement to the contrary, this Agreement shall replace and negate the need for an Assignment Agreement in the form of Exhibit A to the Credit Agreement.

4. Reserved.

5. Reserved.

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6. Closing. The closing and consummation of this transaction (the “Closing”) shall take place concurrently with the execution and delivery of this Agreement and the simultaneous closing of that certain Note Purchase Agreement, dated as of the date hereof, between Purchaser and Agent, which shall be an express condition to the Closing of this Agreement (the “Closing Date”). On the Closing Date, Purchaser shall (i) pay to Sellers the Cash Consideration, in immediately available funds, that is cash or by wire transfer, (ii) cause the Initial Consideration Shares to be issued to the Seller in the manner set forth in Section 7.B.3 below, and (iii) execute and deliver to Agent (for the benefit of Sellers) the Seller Note, and Sellers shall absolutely sell, transfer, assign, set over and convey to Purchaser, without recourse, warranty or representation other than expressly set forth herein, Sellers’ right, title and interest in and to the Loan and the Loan Assets.

7. Items Delivered.

A. At the Closing, Sellers shall:

1. Deliver to Purchaser an Assignment and Acceptance Agreement (the “Assignment”) in the form annexed hereto as Exhibit B;

2. Deliver to Purchaser the originals, if any, of the Loan Documents identified on Exhibit A (collectively, the “Loan Documents”);

3. Deliver to Purchaser evidence that Agent resigned as Agent under the Credit Agreement effective as of the Closing Date, and designated Purchaser as successor agent, and with such notice to have been delivered to Borrower and Lenders in compliance with all contractual obligations or legally waived; and

4. Execute and deliver to Purchaser a Registration Rights Agreement (the “Registration Rights Agreement”) in the form annexed hereto as Exhibit F

B. At the Closing, Purchaser shall:

1. Be authorized to file a UCC Financing Statement Amendment (assignment), assigning to Purchaser UCC Financing Statement #2022-1933415 filed in favor of Seller (as successor by assignment to SWK) with the Delaware Secretary of State and covering the Collateral;

2. Pay to Sellers, via wire transfer as per wire transfer instructions set forth in Exhibit D annexed hereto, the Cash Consideration;

3. Deliver to Seller a copy of the duly executed irrevocable instructions to Computershare Trust Company, N.A. (the “Transfer Agent”), instructing the Transfer Agent to issue to Seller, in book-entry form, a number of shares of Common Stock equal to the aggregate number of Initial Consideration Shares that Seller is acquiring on the Closing Date;

4. Execute and deliver to Agent (for the benefit of Sellers) the Seller Note; and

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5. Deliver to Sellers a duplicate original of the Assignment, counter-executed by Purchaser.

C. On or before the fifteenth (15th) day following the execution of this Agreement, Sellers and Purchaser shall enter into and deliver to the counterparties thereto a stockholders agreement in a form mutually agreed by Sellers and Purchaser.

8. Representations and Warranties of each Seller. Each Seller hereby represents and warrants to Purchaser as of the Closing Date, severally and not jointly, with respect to itself that:

8.1 Organization/Good Standing. Such Seller is a limited liability company or limited partnership, as applicable, formed and existing under the laws of the jurisdiction in which it is organized.

8.2 Ownership of Loan Assets. Agent is the agent for lenders (“Lenders”). Such Seller is the sole owner and holder of its proportionate share of the Loan Assets as set forth on the attached Exhibit D and all rights arising therefrom, and, as such, such Seller has all requisite authority to execute this Agreement and to consummate the sale of its proportionate share of the Loan Assets in accordance herewith.

8.3 Documents Valid and Binding. This Agreement and all assignments and other documents executed by such Seller in connection with this transaction (collectively, the “Transfer Documents”), when duly executed and delivered by such Seller, will constitute valid and legally binding obligations of such Seller and will be enforceable against such Seller in accordance with their terms, except as enforcement might be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). No approvals or consents of any person or entity not previously obtained are required in order for such Seller to enter into this Agreement and to perform its obligations under this Agreement.

8.4 Noncontravention. The execution and delivery of the Transfer Documents by such Seller and the performance by such Seller of its obligations thereunder do not and will not conflict with or constitute a breach of or result in a violation of the formation documents of such Seller, any agreement or other instrument to which such Seller is a party or by which such Seller is bound or any order of any court of competent jurisdiction or governmental agency.

8.5 Prior Endorsements. Such Seller has not endorsed any notes or granted, assigned, transferred, set over, or negotiated any of the Loan Assets to any other party.

8.6 Encumbrances on the Loan. Such Seller will sell the Loan Assets to Purchaser free and clear of all liens and encumbrances made by such Seller.

8.7 Loan Balance. Exhibit C annexed sets forth the outstanding amount of the Obligations owing to Sellers as of the Closing Date.

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Loan Purchase Agreement

8.8 Secured Obligations. The Loan, any Notes and the Loan Agreement are secured by a valid enforceable lien (“Lien”) over all or substantially all the assets of the Borrower, and the Lien has been duly perfected under applicable laws.

8.9 No Offset/Adverse Claim. To the best of such Seller’s knowledge, there are no defenses, offsets, claims, causes of action, counterclaims or deductions that Borrower or any other person may have with respect to the Loan Assets.

8.10 All Documents. Attached hereto as Exhibit A is a complete copy of the Loan Documents. Other than the documents attached in such exhibit and the SWK LPA, no document exists that alters, amends or waives any right that such Seller holds under the Loan Assets.

8.11 Intercreditor Agreement. Such Seller is not aware of the existence of any claims against it under the letter agreement dated March 4, 2022 by and between SWK; MAM Aardvark, LLC; Marathon Healthcare Finance Fund, L.P.; and Borrower (as amended, the “Subordination Agreement”), and has taken no action that would invalidate or void the Subordination Agreement, and is aware of no defaults or breaches by any party under the Subordination Agreement, which Subordination Agreement remains in full force and effect as to all parties thereto.

8.12 Investment for Own Account. Such Seller is acquiring the Shares for its own account, not as nominee or agent, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act; provided, however, that by making the representations herein, such Seller does not agree to hold any of the Shares for any minimum or specific term and reserves the right to dispose of the securities at any time in accordance with or pursuant to a registration statement or an exemption from the registration requirements of the Securities Act.

8.13 Transfer Restrictions; Legends. Such Seller understands that (i) the Shares have not been registered under the Securities Act or applicable state securities laws; (ii) the Shares are being offered and sold pursuant to an exemption from registration, based in part upon the Purchaser’s reliance upon the statements and representations made by such Seller in this Agreement, and that the Shares must be held by such Seller indefinitely, and that such Seller must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; and (iii) each certificate representing the Shares will be endorsed with the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE SOLD, DISTRIBUTED, OFFERED, PLEDGED, ENCUMBERED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION, AN AVAILABLE EXEMPTION THEREFROM, OR A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR UNDER THE

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SECURITIES LAWS OF ANY STATES. UNLESS SOLD PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

(iv) The Purchaser will instruct any transfer agent not to register the transfer of the Shares (or any portion thereof) unless the conditions specified in the foregoing legends are satisfied or, if the opinion of counsel referred to above is to the further effect that such legend is not required in order to establish compliance with any provisions of the Securities Act or this Agreement, or other satisfactory assurances of such nature are given to the Purchaser. Notwithstanding any of the foregoing to the contrary, certificates shall not contain any legend (including the legend set forth in clause (iii) above): (A) while a registration statement covering the resale of the Shares is effective under the Securities Act, (B) following any sale of such Shares pursuant to Rule 144, or (C) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall, at its expense, take all necessary actions to direct the transfer agent to effect the removal of the legend hereunder.

8.14 Financial Sophistication; Due Diligence. Such Seller has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in connection with the transactions contemplated in this Agreement. Such Seller has, in connection with its decision to purchase the Shares, relied only upon the representations and warranties contained herein and the information contained in the documents filed by the Purchaser with the SEC. Further, such Seller has had such opportunity to obtain additional information and to ask questions of, and receive answers from, the Purchaser, concerning the terms and conditions of the investment and the business and affairs of the Purchaser, as such Seller considers necessary in order to form an investment decision.

8.15 Accredited Investor Status. Such Seller is an “accredited investor” as such term is defined in Rule 501(a) of the rules and regulations promulgated under the Securities Act.

8.16 Residency. Such Seller is organized under the laws of the state set forth beneath such Seller’s name on the signature page attached hereto, and its principal place of operations is in the state set forth beneath Seller’s name on the signature page attached hereto.

8.17 General Solicitation. Such Seller is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over the television or radio or presented at any seminar or any other general solicitation or general advertisement.

8.18 No Investment, Tax or Legal Advice. Such Seller understands that nothing in the documents filed by the Purchaser with the SEC, this Agreement, or any other materials presented to such Seller in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. Such Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

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Loan Purchase Agreement

8.19 Additional Acknowledgement. Such Seller acknowledges that it has independently evaluated the merits of the transactions contemplated by this Agreement, that it has independently determined to enter into the transactions contemplated hereby, that it is not relying on any advice from or evaluation by any other person.

Except as set forth herein, neither such Seller, nor any of its affiliates or associates, makes any further representation or warranty with respect to the Loan, the Loan Assets or the loan sale provided for in this Agreement.

9. Limitation of Damages. In no event shall either party be liable to the other for any consequential, incidental, special, or punitive damages.

10. Non-Recourse, Disclaimer of Warranties. EXCEPT FOR THOSE WARRANTIES AND REPRESENTATIONS SET FORTH IN SECTION 8 HEREOF, NEITHER SELLER NOR ANY MEMBER, OFFICER, DIRECTOR, BANK GROUP MEMBER, OFFICIAL, AGENT, EMPLOYEE AND ATTORNEY OF SELLER, AND NONE OF THEIR RESPECTIVE HEIRS, SUCCESSORS AND ASSIGNS HAS MADE ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER, ITS EMPLOYEES, AGENTS OR OTHER REPRESENTATIVES, EITHER EXPRESS OR IMPLIED, PARTICULARLY, BUT WITHOUT IN ANY WAY LIMITING THE GENERALITY OF THE FOREGOING, REGARDING (A) THE COLLECTABILITY OF THE LOAN, (B) THE CREDITWORTHINESS OF BORROWER, GUARANTOR OR ANY OTHER OBLIGOR OF THE LOAN, (C) THE VALUE OF ANY COLLATERAL SECURING PAYMENT OF THE LOAN, (D) THE FREEDOM OF ANY COLLATERAL FOR THE LOAN FROM LIENS AND ENCUMBRANCES, IN WHOLE OR IN PART, OR (E) THE GENUINENESS OF ANY SIGNATURES OTHER THAN THOSE OF SELLER. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, THE LOAN SOLD TO PURCHASER UNDER THIS AGREEMENT IS SOLD AND TRANSFERRED “AS IS, WITH ALL FAULTS,” WITHOUT RECOURSE, REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED.

Without limiting the generality of the foregoing, Purchaser recognizes that Borrower is in default under the Loan Documents for, amongst other reasons, failing to make monetary payments when due and failing to abide by financial covenants.

11. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents and warrants to Seller that:

11.1 Organization/Good Standing. Purchaser is a corporation duly formed and organized, validly existing and in good standing under the laws of the State of Delaware.

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Loan Purchase Agreement

11.2 Authority. Purchaser has all requisite authority to enter into and perform this Agreement and has complied with all laws, rules, regulations, charter provisions, articles, bylaws or agreement to which it is bound or may be subject.

11.3 Enforceability. This Agreement, when duly executed and delivered, will be the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

11.4 Noncontravention. Purchaser’s performance of its duties and obligations under this Agreement will not conflict with, result in a breach of or default under, or be adversely affected by, any agreements, instruments, decrees, judgments, injunctions, orders, writs, laws, rules or regulations, or any determination or award of any arbitrator to which Purchaser is a party or by which it is bound.

11.5 Decision to Purchase. Purchaser has reviewed all documents, all collateral for the Loan, and all related information and such other documents and information it determines appropriate, or has had an adequate opportunity to do so, and has made its bid and decision to buy the Loan and the Loan Assets based upon its own independent evaluation of the Loan, the Loan Assets, the files related thereto and financial information relating to Borrower and any guarantor, if any, and the collateral for the Loan including, without limitation, any appraisal or other assessment of the collateral for the Loan, independently obtained by Purchaser, and has not relied upon any oral or written statement made by any member, officer, director, official, agent, employee, attorney or other representative of Seller, or any of Seller’s agents, attorneys or representatives, except as expressly set forth in this Agreement. Purchaser is a sophisticated investor and understands the nature and effect of the transaction referred to herein. Purchaser has made such independent investigations as it deems to be warranted into the nature, legality, genuineness, sufficiency, validity, enforceability, collectability and value of the Loan and the collateral for the Loan, performed all studies and investigations that it deems appropriate with respect to any collateral for the Loan and investigated all other facts it deems material to its purchase, and Purchaser is entering into this transaction solely on the basis of such investigations and Purchaser’s own judgment.

11.6 Seller’s Information. Purchaser is not acting in reliance on any representation or warranty made, or information furnished by Seller, or any of its members, officers, directors, bank group members, officials, agents, employees, attorneys, representatives, or independent contractors except as expressly set forth in this Agreement.

11.7 Loan Not a Security. The sale and purchase of the Loan contemplated by this Agreement does not constitute the sale of a “security” or “securities” within the meaning of any applicable securities laws or regulations.

11.8 Investment Risk. Purchaser acknowledges, understands, and agrees that the acquisition of loans such as the Loan involves a high degree of risk and is suitable only for persons or entities of substantial financial means who/which have no need for liquidity and who/which can hold the Loan indefinitely and bear the partial or entire loss of the value of the Loan.

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11.9 Business and Financial Experience. Purchaser has knowledge and experience in financial and business matters which enables Purchaser to evaluate the merits and risks of the transaction contemplated hereby.

11.10 Brokers. Purchaser and Sellers are not aware of the existence of any agreement that would result in the imposition of an obligation upon either party to pay a broker or any other party (other than Canaccord Genuity Group Inc. (“Canaccord”), whose commission or fee is solely the responsibility of Purchaser) a commission or similar fee on account of the sale provided for herein. Purchaser shall indemnify and defend Sellers and Agent for any commission, fee or financial renumeration sought by Cannacord or any other broker claiming such item through its arrangement with Purchaser.

11.11 Assignment. Purchaser acknowledges the Assignment does not constitute an endorsement of any instrument or instruments among the Loan Documents, and Purchaser has no right to the unqualified endorsement of Seller to any such instrument.

11.12 Diligence. Purchaser represents and warrants to Sellers that (a) it is a sophisticated party with respect to this transaction, (b) it has, or has access to, such information as it deems appropriate under the circumstances concerning the business and financial condition of Borrower to make an informed decision about the transaction, and (c) it made its own analysis and independent decision to enter into the transaction without reliance on the other party and based on such information as it has deemed appropriate, except the express representations, warranties, covenants, agreements, and indemnities made by Sellers herein. Purchaser acknowledges that Sellers have not given it any investment advice or opinion on whether the transaction is prudent.

12. Notification of Obligor. Promptly after the Closing Date, Purchaser shall notify Borrower that the Loan Assets have been sold to Purchaser and that all payments on and communications regarding the Loan should be sent to Purchaser as such address as Purchaser shall notify Borrower.

13. Covenants of Purchaser.

13.1 Informational Tax Reporting. Upon and after the Closing Date, Purchaser agrees to assume all obligations with respect to federal and state income tax informational reporting related to the Loan Assets, including filing Forms 1099 and 1098 and back-up withholding with respect to the calendar year in which the Closing occurs and thereafter. Purchaser shall cooperate with Sellers to the extent necessary to allow Sellers to fulfil their obligations with respect to such informational reporting for the Loan for the period prior to the Closing Date.

13.2 Collection and Servicing Practices. Purchaser agrees not to violate any law relating to unfair collection practices in connection with the Loan Assets and agrees to service the Loan after the Closing Date in accordance with all applicable laws, rules and regulations. Purchaser agrees to indemnify Agent and each Seller, defend Agent and each Seller and their respective

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Loan Purchase Agreement

members, officers, directors, bank group members, officials, agents, employees, attorneys, representatives and hold Seller and its members, officers, directors, bank group members, officials, agents, employees, attorneys, representatives harmless from and against any and all claims, demands, losses, damages, penalties, fines, forfeitures, judgments, legal fees and other costs, fees and expenses at any time incurred by Agent or any Seller as a result of (a) Purchaser’s breach of the covenant set forth is this Section 13.2 or (b) any act or omission of Purchaser resulting in any claim, demand or assertion that Agent or any Seller, subsequent to the Closing Date, engaged in or authorized any unlawful collection practices in connection with the Loan Assets. Each party agrees to notify the other within ten (10) days of receiving notice or knowledge of any such claim, demand, or assertion.

13.3 Servicing. Purchaser shall service the Loan, and Sellers shall not have any obligation or responsibility for servicing the Loan.

13.4 Compliance with Terms. Purchaser agrees to abide by and be bound by all of the terms and conditions of the Loan Agreement, any Notes and other agreements related to the Loan Assets to be purchased hereunder except as otherwise may be agreed to in writing between Purchaser and Borrower.

14. Reserved.

15. Resignation and Appointment of Successor Agent.

15.1 Agent (the “Resigning Agent”) hereby resigns as Agent pursuant to Section 9.9 of the Credit Agreement and Borrower and Lenders hereby appoint Zevra Therapeutics, Inc. as the successor agent (in such capacity, the “Successor Agent”), such resignation and appointment to be effective on the Closing Date (notwithstanding the 30 days’ prior written notice requirement set forth in such Section 9.9).

15.2 On and as of the Closing Date, (i) the resignation of Resigning Agent shall become effective, (ii) Lenders appoint Successor Agent to act as Agent under the Loan Documents, (iii) Borrower consents to such appointment of Successor Agent as Agent and (iv) Successor Agent accepts such appointment.

15.3 Resigning Agent, Successor Agent, Borrower and Lenders hereby acknowledge and agree that, effective immediately upon the Closing Date, (i) Resigning Agent is discharged from its duties and obligations under the Loan Documents and (ii) Successor Agent succeeds to, and becomes vested with, all the rights, powers, privileges and duties of Resigning Agent under the Loan Documents. At the request of Borrower or Successor Agent from time to time, Resigning Agent shall take such actions, at Borrower’s expense (including reasonable and documented fees and expenses of external counsel to the Resigning Agent), as may be reasonably requested by Borrower or Successor Agent to assign to Successor Agent its rights under the Loan Documents as contemplated by this Agreement. Borrower hereby agrees that they shall take such actions as may be necessary to reflect in the Loan Documents the replacement of Resigning Agent with Successor Agent

10

Loan Purchase Agreement

15.4 Resigning Agent, without recourse, representation or warranty (except for the representations expressly set forth herein), hereby assigns all liens and security interests under the Credit Agreement, the Guarantee and Collateral Agreement and the other Loan Documents to Successor Agent. Notwithstanding anything herein to the contrary, all of such liens and security interests shall in all respects be continuing and remain in effect without interruption and are hereby reaffirmed by Borrower. Without limiting the generality of the foregoing and notwithstanding anything herein to the contrary, (i) any reference to Resigning Agent, as Agent on any publicly filed document, to the extent such filing relates to the liens assigned hereby and until such filing is modified to reflect the interests of Successor Agent, as Agent, shall with respect to such liens constitute a reference to Resigning Agent, as collateral representative of Successor Agent, as Agent, and (ii) until such time as all Collateral held by Resigning Agent has been assigned or otherwise transferred to Successor Agent and any and all consents and acknowledgments which may be required in connection with the transfer contemplated by this Agreement have been received, any reference to Resigning Agent, as Agent, shall, with respect to Liens assigned hereby, constitute a reference to Resigning Agent, as collateral representative of Successor Agent, as Agent, or with respect to Collateral in Resigning Agent’s possession or control, shall be the collateral representative and bailee for purposes of perfecting Successor Agent’s Lien in such Collateral. Borrower agrees that Successor Agent is authorized to file initial financing statements and amendments to financing statements, and any and all required filings with the United States Patent and Trademark Office, or any similar governmental agency or filing system, covering the Collateral.

16. [OMITTED].

17. Notices. All notices required or provided for hereunder shall be deemed to have been validly given upon receipt by the party to whom such notice is to be given, addressed as follows:

To Purchaser:

Zevra Therapeutics, Inc.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attn: Chief Financial Officer

Email: lclifton@zevra.com

with a copy (which shall not constitute notice) to: contracts@zevra.com with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

11

Loan Purchase Agreement

To Agent:

Nantahala Capital Management, LLC

130 Main Street

Second Floor

New Canaan, CT 06840

Attn: Daniel Mack

Email: dan@nantahalapartners.com

In the case of each Seller, to the addresses and contact information contained in its signature block hereto.

18. Miscellaneous.

18.1 Authority. Each of the parties hereto, severally and not jointly, hereby represents and warrants that (a) it has full power, authority and legal right to execute, deliver and perform this Agreement, (b) it has taken all necessary action to duly and validly authorize the execution, delivery and performance of this Agreement and the transaction contemplated therein and (c) it has duly and properly executed and delivered this Agreement.

18.2 Entire Agreement; Amendments. This Agreement, including all Exhibits, Schedules, lists and other documents referred to herein which form a part hereof, contain the entire understanding of the parties hereto with respect to the subject matter contained herein. All prior or contemporaneous oral or written agreements pertaining to the subject matter hereof are superseded. This Agreement may be amended only by a written instrument executed by the parties or their respective successors or assigns. Any condition to a party’s obligation hereunder may be waived by such party in writing.

18.3 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by, the successors and assigns of the parties hereto.

18.4 No Third-Party Beneficiaries. This Agreement is for the sole and exclusive benefit of the parties hereto, and none of the provisions of this Agreement shall be deemed to be for the benefit of any other party or entity.

18.5 Advice of Counsel. Each of the parties has been involved in the review, negotiation, and execution of this Agreement and each has had the opportunity to receive independent legal advice from attorneys of its choice with respect to the advisability of making and executing of this Agreement. In the event of any dispute or controversy regarding authorship of this Agreement, the parties shall be conclusively deemed to be the joint authors hereof, and no part of this Agreement shall be interpreted against a party due to authorship.

18.6 Headings. The Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement or give full notice of the provisions hereof.

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Loan Purchase Agreement

18.7 Confidentiality. The parties hereto agree this Agreement and the terms described herein are and shall remain confidential and agree that this Agreement and such terms shall not be disclosed by them unless authorized by the other party in writing (with the exception of regulatory entities having jurisdiction over them, or to their agents and representatives to the extent reasonably necessary for legitimate business purposes, or in any dispute between them relative to this Agreement, or to enforce their rights hereunder or against Borrower or any party to the Loan Assets). To the extent that a party is requested by a governmental authority, regulatory or administrative authority, or self-regulatory organization having or claiming to have authority to regulate or oversee such party, to disclose this Agreement or its terms, or to the extent that a party is served with a subpoena or an order of a court requiring disclosure of this Agreement or its terms, such party may disclose this Agreement or its terms, provided that prior to disclosing same, said party shall promptly, to the extent permitted by law, and unless prohibited by law, notify the other of such request or service.

18.8 Further Assurances. Each Seller shall execute and deliver such documents and instruments and take such further actions as Purchaser may reasonably request in order to consummate the transaction contemplated by this Agreement. In the event that Purchaser wishes a Seller to execute assignments or other documents in addition to those described herein after the Closing Date, Purchaser shall furnish such Seller with copies of the proposed additional assignments or documents for review, approval or amendment. Each Seller shall execute such documents, as it elects in the exercise of its reasonable discretion, as are reasonably necessary to more fully vest the Loan Assets in Purchaser. All such additional assignments and other documentation shall be without recourse, representation or warranty, express or implied.

18.9 Governing Law. This Agreement has been negotiated in and shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the principles thereof relating to conflict of laws.

18.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

18.11 Time of the Essence. The parties hereto acknowledge that time is of the essence in the performance of all obligations under this Agreement.

18.12 Survival. All representations and warranties and covenants of Seller and Purchaser contained herein shall survive Closing of the transaction provided for herein, subject to Section 9 hereof.

18.13 WAIVER OF JURY TRIAL. THE PARTIES HERETO, ON BEHALF OF THEMSELVES AND THEIR HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS, AS APPLICABLE, AGREE THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, BROUGHT OR INSTITUTED BY OR AGAINST ANY PARTY HERETO OR ANY HEIR, EXECUTOR, ADMINISTRATOR, SUCCESSOR OR ASSIGN OF ANY PARTY HERETO, AS APPLICABLE, ARISING OUT OF OR IN ANY WAY RELATING TO THIS

13

Loan Purchase Agreement

AGREEMENT, OR ANY FACTS OR CIRCUMSTANCES IN WHICH THIS AGREEMENT IS INVOLVED IN ANY WAY, SHALL BE TRIED ONLY BY A COURT AND NOT BY A JURY. EACH PARTY HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES REPRESENTS AND WARRANTS THAT THIS WAIVER OF THE RIGHT TO A JURY TRIAL HAS BEEN MADE AFTER CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURES ON NEXT PAGE]

14

Loan Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Loan Purchase Agreement as of the date first written above.

PURCHASER:	ZEVRA THERAPEUTICS, INC.

	By:	/s/ R. LaDuane Clifton
		Name:	R. LaDuane Clifton, MBA, CPA
		Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to Loan Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Loan Purchase Agreement as of the date first written above.

SELLERS:

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

By:	Nantahala Capital Management, LLC, its general partner

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

[Signature Page to Loan Purchase Agreement]

NANTAHALA CAPITAL PARTNERS II
LIMITED PARTNERSHIP

By:	Nantahala Capital Management, LLC, its general partner

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

NCP RFM L.P.

By:	Nantahala Capital Management, LLC, its investment manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

[Signature Page to Loan Purchase Agreement]

BLACKWELL PARTNERS LLC – SERIES A, solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC,
its investment manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
280 South Mangum Street, Suite 210
Durham, NC 27701

PINEHURST PARTNERS, L.P., solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC,
its Sub-Advisor

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
c/o Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

[Signature Page to Loan Purchase Agreement]

CEOF HOLDINGS, L.P.

By:	Corbin Capital Partners, L.P., its investment manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

State: Delaware

Address: 590 Madison Avenue, 31st Floor, New York NY 10022 Attention: Daniel Friedman, General Counsel

CORBIN PRIVATE CREDIT MANAGER FUND II, L.P.

By:	Corbin Capital Partners, L.P., its investment manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Country: Cayman Islands

Address: 590 Madison Avenue, 31st Floor, New York NY 10022 Attention: Daniel Friedman, General Counsel

[Signature Page to Loan Purchase Agreement]

CORBIN TLP FUND I, L.P.

By:	Corbin Capital Partners, L.P., its investment manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

State: Delaware

Address: 590 Madison Avenue, 31st Floor, New York NY 10022 Attention: Daniel Friedman, General Counsel

[Signature Page to Loan Purchase Agreement]

Acknowledged and Agreed to:

BORROWER:	ACER THERAPEUTICS INC.

	By:	/s/ Chris Schelling
	Name:	Chris Schelling
	Title:	CEO/Founder

Acer legal review: _____ CFO: _____

[Signature Page to Loan Purchase Agreement]

EXHIBIT A

Loan Documents

1.

Credit Agreement among Acer Therapeutics Inc., as Borrower, SWK FUNDING LLC, as Agent, Sole Lead Arranger and Sole Bookrunner, and the financial institutions party [t]hereto from time to time as Lenders, Dated as of March 4, 2022 (as amended from time to time, up to and including the Third Amendment thereto, dated May 12, 2023).

2.

Guarantee and Collateral Agreement dated as of March 4, 2022 among ACER THERAPEUTICS INC. and each other Person that becomes a party [t]hereto as a grantor, each as a Grantor, and SWK FUNDING LLC, as Agent

3.	Intellectual Property Security Agreement, dated as of March 4, 2022, made by ACER THERAPEUTICS INC. in favor of SWK FUNDING LLC, for the Lenders party to the Credit Agreement

4.	Side letter agreement dated March 8, 2023, RE: Update of Intellectual Property Schedules, between Acer Therapeutics Inc. and SWK FUNDING LLC

5.	Legal Opinion Letter Regarding Credit Agreement, dated March 4, 2022, by Pillsbury Winthrop Shaw Pittman LLP

6.	SECERTARY’S CERTIFICATE, ACER THERAPEUTICS INC., dated March 4, 2022

7.	USPTO Notice of Recordation of Assignment Document #507173126 dated March 14, 2022

8.	USPTO Notice of Recordation of Assignment Document #900680917 dated March 30, 2022

9.	UCC Financing Statement filing no. 2022-1933407, filed March 7, 2022 with Delaware Department of State, U.C.C. Filing Section

10.	Blocked Account Control Agreement dated April 1, 2022 by and among Acer Therapeutics Inc., SWK Funding LLC, and JPMorgan Chase Bank, N.A., re account number 372276052

11.

March 4, 2022 letter agreement, “Re: That certain Secured Convertible Note to be executed by Acer Therapeutics Inc. (‘Borrower’), in favor of MAM Aardvark, LLC (‘Marathon Agent’), and (ii) that certain Secured Convertible Note to be executed by Borrower in favor of Marathon Healthcare Finance Fund, L.P., as each will be issued pursuant to that certain Secured Convertible Note Purchase Agreement dated as of March 4, 2022 (individually and collectively, the ‘Promissory Note’),” by and between SWK FUNDING LLC and MAM AARDVARK, LLC (the “Subordination Agreement”)

12.	UCC Financing Statement filing no. 2022-1933415, filed March 7, 2022 with Delaware Department of State, U.C.C. Filing Section

13.	FIRST AMENDMENT TO SUBORDINATION AGREEMENT, dated as of January 30, 2023

14.	SECRETARY’S CERTIFICATE, ACER THERAPEUTICS INC., dated January 30, 2023

EXHIBIT B

ASSIGNMENT AND ACCEPTANCE AGREEMENT

THIS ASSIGNMENT AND ACCEPTANCE AGREEMENT (this “Agreement”) is made as of August___, 2023 (the “Effective Date”) by and between ZEVRA THERAPEUTICS, INC., a Delaware corporation (the “Assignee”); and NANTAHALA CAPITAL MANAGEMENT, LLC a Massachusetts limited liability company (“NCM”), NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP, a Massachusetts limited partnership, NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP, a Delaware limited partnership, NCP RFM LP, a Delaware limited partnership, BLACKWELL PARTNERS LLC – SERIES A, one of the series of a Delaware limited liability company, PINEHURST PARTNERS, L.P., a Delaware limited partnership, CEOF HOLDINGS LP, a Delaware limited partnership, CORBIN PRIVATE CREDIT MANAGER FUND II, L.P., a Cayman Islands exempted limited partnership, and CORBIN TLP FUND I, L.P., a Delaware (collectively, “Assignor”).

RECITALS

WHEREAS, NCM is the authorized agent of Lenders (as defined in the Credit Agreement) under that certain Credit Agreement (the “Credit Agreement”) executed on March 4, 2022, by and between ACER THERAPEUTICS INC. (“Borrower”), NCM and the other Assignors (as Lenders), evidencing a loan made by Lenders to Borrower (the “Loan”);

WHEREAS, Assignor and Assignee entered into a Loan Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof, pursuant to which Assignor agreed to sell, without recourse, and Assignee agreed to purchase, the Loan and documents and instruments executed and delivered in connection therewith, including without limitation, the Credit Agreement, any Notes (as defined in the Credit Agreement) and other Loan Documents identified on Exhibit A annexed hereto. All capitalized terms set forth herein and not defined, have the meanings ascribed to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, subject to the terms and conditions of the Purchase Agreement, Assignor hereby, irrevocably sells, conveys, assigns, transfers and delivers to the Assignee, and Assignee hereby irrevocably purchases, takes, accepts and assumes, effective on the Effective Date, all of Assignor’s and Lenders’ right, title and interest in, to, and under, the Loan, the Loan Assets and the Loan Documents, and the Assignee agrees to perform and assume all such duties and obligations, and shall have all such rights and interests, in each case, solely to the extent accruing on and after the Effective Date, with respect to the Loan.

IN WITNESS WHEREOF, the undersigned have caused this Assignment and Acceptance Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

ASSIGNEE:	ZEVRA THERAPEUTICS, INC.

By:
	Name:	R. LaDuane Clifton, MBA, CPA
	Title:	Chief Financial Officer,
Secretary and Treasurer

ASSIGNOR:	NANTAHALA CAPITAL MANAGEMENT, LLC

By:
Name: Daniel Mack
Title: Manager

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

	By:	Nantahala Capital Management, LLC,
its general partner

By:
Name: Daniel Mack
Title: Manager

NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP

	By:	Nantahala Capital Management, LLC,
its general partner

By:
Name: Daniel Mack
Title: Manager

NCP RFM L.P.

By:	Nantahala Capital Management, LLC, its investment manager

By:
Name: Daniel Mack
Title: Manager

BLACKWELL PARTNERS LLC – SERIES A, solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC, its investment manager

By:
Name: Daniel Mack
Title: Manager

PINEHURST PARTNERS, L.P., solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC,
its investment manager

By:
Name: Daniel Mack
Title: Manager

CEOF HOLDINGS, L.P.

By:	Corbin Capital Partners, L.P., its investment manager

By:
Name: Daniel Friedman
Title: General Counsel

CORBIN PRIVATE CREDIT MANAGER FUND II, L.P.

By:	Corbin Capital Partners, L.P., its investment manager

By:
Name: Daniel Friedman
Title: General Counsel

CORBIN TLP FUND I, L.P.

By:	Corbin Capital Partners, L.P., its investment manager

By:
Name: Daniel Friedman
Title: General Counsel

EXHIBIT C

Outstanding Obligations

Outstanding Obligations Calculation
Principal+PIK	$13,942,382
MOIC	1.50

Subtotal	$20,913,573
Less Cash Receipts	$(1,423,862)

Total Balance	$19,489,712

EXHIBIT D

[*****]

EXHIBIT E

Seller Note

See attached.

[*****]

EXHIBIT F

Registration Rights Agreement

See attached.

Exhibit 10.3

IN ACCORDANCE WITH ITEM 601(A)(5) OF REGULATION S-K, ZEVRA THERAPEUTICS, INC. HAS OMITTED CERTAIN EXHIBITS TO THIS AGREEMENT, MARKED BY [*****], BECAUSE ZEVRA THERAPEUTICS, INC. HAS DETERMINED THAT SUCH INFORMATION (I) DOES NOT CONTAIN INFORMATION MATERIAL TO AN INVESTMENT OR VOTING DECISION AND (II) IS NOT OTHERWISE DISCLOSED IN THIS AGREEMENT OR KEMPHARM, INC.’S OTHER SEC FILINGS.

EXECUTION VERSION

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is entered into this 30th day of August, 2023, by and between ZEVRA THERAPEUTICS, INC., a Delaware corporation or its assignee or designee (“Purchaser”), and NANTAHALA CAPITAL MANAGEMENT, LLC, a Massachusetts limited liability company (“Nantahala”), NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP, a Massachusetts limited partnership, NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP, a Delaware limited partnership, NCP RFM L.P., a Delaware limited partnership, BLACKWELL PARTNERS LLC – SERIES A, one of the series of a Delaware limited liability company, and PINEHURST PARTNERS, L.P., a Delaware limited partnership (collectively, “Seller”).

BACKGROUND

A. ACER THERAPEUTICS INC., a Delaware corporation (“Acer”), entered into that certain Secured Convertible Note Purchase and Security Agreement (the “NPA”), dated as of March 4, 2022, along with the Agent and the purchasers listed on Exhibit A thereto, in which Acer authorized the sale and issuance of up to $6,000,000.00 in principal of secured convertible notes.

B. (a) Pursuant to the NPA, Acer issued (i) that certain Secured Convertible Note, dated March 14, 2022, in favor of MAM Aardvark, LLC (“MAM”) and (ii) that certain Secured Convertible Note, dated as of March 14, 2022, in favor of Marathon Healthcare Finance Fund, L.P. (“Marathon”) and (b) pursuant to that certain Assignment Agreement, effective as of September 13, 2022, Marathon assigned a portion of its Secured Convertible Note to Marathon Healthcare Finance (Europe) Investment Fund (“Marathon Europe” and together with MAM and Marathon, “Original Holders”) (as amended by the Amendment Agreement referred to below, each a “Note” and collectively, the “Notes”).

C. The Notes were amended pursuant to that certain Amendment Agreement, dated January 30, 2023, between Acer and the Original Holders (the “Amendment Agreement”).

D. Nantahala entered into that certain Note Purchase Agreement, dated as of July 25, 2023 (the “Marathon NPA”), along with the Original Holders, pursuant to which the Original Holders sold and assigned all of their right, title and interest in and to and obligations under the Notes and the other Note Assets (as defined therein) to Seller, and Seller purchased and assumed all of the Original Holders’ right, title and interest in and to and obligations under the Notes and such Note Assets.

E. The NPA, together with the Notes, the Amendment Agreement, any subordination agreements, and all documents, instruments, assignments and agreements delivered in connection with the foregoing, all as amended, modified, supplemented, substituted, extended or renewed from time to time, are referred to collectively as the “Note Documents”. All capitalized terms used in this Agreement and not defined herein, have the meanings ascribed to such terms in the Note Documents.

F. As collateral security for Acer’s obligations under the Note Documents, Acer granted to the Agent certain liens and security interests in the collateral described in the Note Documents.

G. Purchaser desires to purchase and assume, and Seller desires to sell and assign, all of Seller’s right title and interest in and to and obligations under, the Notes, and all documents and instruments executed in connection therewith, including, without limitation, the NPA and the other Note Documents and other documents identified on Exhibit A annexed hereto, (collectively the “Note Assets”).

NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements herein contained, Seller and Purchaser, intending to be legally bound hereby, agree as follows:

TERMS

1. Agreement to Sell and Purchase Notes. Seller agrees to sell, and Purchaser agrees to purchase, the Note Assets, pursuant to the terms of this Agreement.

2. Purchase Price. The purchase price for the Note Assets shall be Eleven Million and 00/100 Dollars (US $11,000,000.00) (the “Purchase Price”), which shall be paid in the form of 2,171,038 shares (the “Shares”) of Purchaser’s common stock, par value $0.0001 per share (the “Common Stock”), which shall be issued in the manner set forth in Section 6.2.B below. The Shares are being issued in a transaction exempt from the registration requirement of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

3. Reserved.

4. Reserved.

5. Closing. The closing and consummation of this transaction (the “Closing”) shall take place concurrently with the execution and delivery of this Agreement (the “Closing Date”). On the Closing Date, Purchaser shall cause the Shares to be issued to each Seller in the allocations set forth on Exhibit D hereto, and each Seller shall absolutely sell, transfer, assign, set over and convey to Purchaser, without recourse, warranty or representation other than expressly set forth herein, such Seller’s right, title and interest in and to the Notes and the Note Assets.

6. Items Delivered.

A. At the Closing, Seller shall:

2

Note Purchase Agreement

1. Deliver to Purchaser an Assignment and Acceptance Agreement (the “Assignment”) in the form annexed hereto as Exhibit B;

2. Deliver to Purchaser the originals, if any, of the Note Documents identified on Exhibit A endorsed as appropriate;

3. Deliver to Purchaser evidence that Seller gave notice to Acer and the Holders in compliance with all contractual obligations under the Note Documents, or said obligations were legally waived; and

4. Execute and deliver to Purchaser the Registration Rights Agreement relating to the Shares (the “Registration Rights Agreement”) in the form annexed hereto as Exhibit C.

B. At the Closing, Purchaser shall:

1. Be authorized to file a UCC Financing Statement Amendment (assignment), assigning to Purchaser UCC Financing Statement #2022-1933407 filed in favor of Nantahala (as successor by assignment to MAM) with the Delaware Secretary of State and covering the Collateral;

2. Deliver to Seller a copy of the duly executed irrevocable instructions to Computershare Trust Company, N.A. (the “Transfer Agent”), instructing the Transfer Agent to issue to each Seller, in book-entry form, a number of shares of Common Stock the number of Shares set forth on Exhibit E hereto set forth opposite each such Seller’s name, which Shares equal the aggregate number of Shares to be delivered on the Closing Date under Section 2 above;

3. Deliver to Seller a duplicate original of the Assignment, counter-executed by Purchaser; and

4. Execute and deliver to Seller the Registration Rights Agreement.

C. On or before the fifteenth (15th) day following the execution of this Agreement, Sellers and Purchaser shall enter into and deliver to the counterparties thereof a stockholders agreement in a form mutually agreed by Sellers and Purchaser.

7. Representations and Warranties of Seller. Each Seller, as applicable, hereby represents and warrants to Purchaser with respect to itself that:

7.1 Organization/Good Standing. Such Seller is a limited liability company or limited partnership, as applicable, formed and existing under the laws of the jurisdiction in which it is organized.

7.2 Ownership of Note Assets. The Sellers collectively are the sole owner and holder of the Note Assets and all rights arising therefrom, and, as such, such Seller has all requisite authority to execute this Agreement and to consummate the sale of the Note Assets in accordance herewith.

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7.3 Documents Valid and Binding. This Agreement and all assignments and other documents executed by Seller in connection with this transaction (collectively, the “Transfer Documents”), when duly executed and delivered by such Seller, will constitute valid and legally binding obligations of such Seller and will be enforceable against such Seller in accordance with their terms, except as enforcement might be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). No approvals or consents of any person or entity not previously obtained are required in order for such Seller to enter into this Agreement and to perform its obligations under this Agreement.

7.4 Noncontravention. The execution and delivery of the Transfer Documents by such Seller and the performance by such Seller of its obligations thereunder do not and will not conflict with or constitute a breach of or result in a violation of (a) the formation documents of such Seller, (b) any agreement or other instrument to which such Seller is a party or by which such Seller is bound or (c) any order of any court of competent jurisdiction or governmental agency to which Seller is bound.

7.5 Prior Endorsements. Such Seller has not endorsed any Notes or granted, assigned, transferred, set over, or negotiated any of the Note Assets to any other party.

7.6 Encumbrances on the Note Assets. Such Seller will sell the Note Assets to Purchaser free and clear of all liens, encumbrances or other adverse claims made by such Seller.

7.7 Note Balances. As of the Closing Date, the aggregate outstanding principal amount of the Notes is $6,000,000, and the aggregate amount of accrued and unpaid interest on the Notes is $163,583.

7.8 All Documents. Attached hereto as Exhibit A is a complete copy of the Note Assets. Other than the documents attached in such exhibit and the Marathon NPA, no document exists that alters, amends or waives any right that such Seller holds under the Note Assets.

7.9 Diligence. Such Seller represents and warrants to Purchaser that (a) it is a sophisticated party with respect to this transaction, (b) it has, or has access to, such information as it deems appropriate under the circumstances concerning the business and financial condition of Acer to make an informed decision about the transaction, and (c) it made its own analysis and independent decision to enter into the transaction without reliance on the other party and based on such information as it has deemed appropriate, except the express representations, warranties, covenants, agreements, and indemnities made by Purchaser herein. Such Seller acknowledges that Purchaser has not given it any investment advice or opinion on whether the transaction is prudent.

7.10 No Legal Action. Such Seller represents and warrants to Purchaser that to its knowledge there is no pending legal action with respect to the Notes or any collateral therefor to which such Seller is a party.

7.11 Investment for Own Account. Such Seller is acquiring the Shares for its own account, not as nominee or agent, and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act; provided, however, that by making the representations herein, such Seller does not agree to hold any of the Shares for any minimum or specific term and reserves the right to dispose of the securities at any time in accordance with or pursuant to a registration statement or an exemption from the registration requirements of the Securities Act.

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7.12 Transfer Restrictions; Legends. Such Seller understands that (i) the Shares have not been registered under the Securities Act or applicable state securities laws; (ii) the Shares are being offered and sold pursuant to an exemption from registration, based in part upon the Purchaser’s reliance upon the statements and representations made by such Seller in this Agreement, and that the Share must be held by such Seller indefinitely, and that such Seller must, therefore, bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration; and (iii) each certificate representing the Shares will be endorsed with the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE SOLD, DISTRIBUTED, OFFERED, PLEDGED, ENCUMBERED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION, AN AVAILABLE EXEMPTION THEREFROM, OR A TRANSACTION NOT SUBJECT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR UNDER THE SECURITIES LAWS OF ANY STATES. UNLESS SOLD PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

The Purchaser will instruct any transfer agent not to register the transfer of the Shares (or any portion thereof) unless the conditions specified in the foregoing legends are satisfied or, if the opinion of counsel referred to above is to the further effect that such legend is not required in order to establish compliance with any provisions of the Securities Act or this Agreement, or other satisfactory assurances of such nature are given to the Purchaser. Notwithstanding any of the foregoing to the contrary, certificates shall not contain any legend (including the legend set forth in clause (iii) above): (A) while a registration statement covering the resale of the Shares is effective under the Securities Act, (B) following any sale of such Shares pursuant to Rule 144, or (C) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall, at its expense, take all necessary actions to direct the transfer agent to effect the removal of the legend hereunder.

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7.13 Financial Sophistication; Due Diligence. Such Seller has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in connection with the transactions contemplated in this Agreement. Such Seller has, in connection with its decision to purchase the Shares, relied only upon the representations and warranties contained herein and the information contained in the documents filed by the Purchaser with the SEC. Further, such Seller has had such opportunity to obtain additional information and to ask questions of, and receive answers from, the Purchaser, concerning the terms and conditions of the investment and the business and affairs of the Purchaser, as such Seller considers necessary in order to form an investment decision.

7.14 Accredited Investor Status. Such Seller is an “accredited investor” as such term is defined in Rule 501(a) of the rules and regulations promulgated under the Securities Act.

7.15 Residency. Such Seller is organized under the laws of the state set forth beneath such Seller’s name on the signature page attached hereto, and its principal place of operations is in the state set forth beneath such Seller’s name on the signature page attached hereto.

7.16 General Solicitation. Such Seller is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over the television or radio or presented at any seminar or any other general solicitation or general advertisement.

7.17 No Investment, Tax or Legal Advice. Such Seller understands that nothing in the documents filed by the Purchaser with the SEC, this Agreement, or any other materials presented to such Seller in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice. Such Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of Shares.

7.18 Additional Acknowledgement. Such Seller acknowledges that it has independently evaluated the merits of the transactions contemplated by this Agreement, that it has independently determined to enter into the transactions contemplated hereby, that it is not relying on any advice from or evaluation by any other person.

Except as set forth herein, neither Seller, nor any of its affiliates or associates, makes any further representation or warranty with respect to the Notes, the Note Assets or the note sale provided for in this Agreement.

Seller assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Notes Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Notes Documents and Notes Assets or any collateral thereunder, (iii) the financial condition of Acer, any of its subsidiaries or affiliates or any other person obligated in respect of any Notes Document or Note Assets, or (iv) the performance or observance by Acer, any of its subsidiaries or affiliates or any other person of any of their respective obligations under any Notes Document or Note Assets.

8. Limitation of Damages. In no event shall either party be liable to the other for any consequential, incidental, special, or punitive damages.

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9. Non-Recourse, Disclaimer of Warranties. EXCEPT FOR THOSE WARRANTIES AND REPRESENTATIONS SET FORTH IN SECTION 7 HEREOF, NEITHER SELLER NOR ANY AFFILIATE THEREOF, NOR ANY MEMBER, OFFICER, DIRECTOR, BANK GROUP MEMBER, OFFICIAL, AGENT, EMPLOYEE AND ATTORNEY OF SELLER OR ANY OF ITS AFFILIATES, AND NONE OF THEIR RESPECTIVE HEIRS, SUCCESSORS AND ASSIGNS HAS MADE ANY REPRESENTATIONS OR WARRANTIES TO PURCHASER, ITS EMPLOYEES, AGENTS OR OTHER REPRESENTATIVES, EITHER EXPRESS OR IMPLIED, PARTICULARLY, BUT WITHOUT IN ANY WAY LIMITING THE GENERALITY OF THE FOREGOING, REGARDING (A) THE COLLECTABILITY OF THE NOTES, (B) THE CREDITWORTHINESS OF ACER, (C) THE VALUE OF ANY COLLATERAL SECURING PAYMENT OF THE NOTES, (D) THE FREEDOM OF ANY COLLATERAL FOR THE NOTES FROM LIENS AND ENCUMBRANCES, IN WHOLE OR IN PART, OR (E) THE GENUINENESS OF ANY SIGNATURES OTHER THAN THOSE OF SELLER. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, THE NOTE ASSETS SOLD TO PURCHASER UNDER THIS AGREEMENT ARE SOLD AND TRANSFERRED “AS IS, WITH ALL FAULTS,” WITHOUT RECOURSE, REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED.

10. Representations, Warranties and Covenants of Purchaser. Purchaser hereby represents and warrants to each Seller that:

10.1 Organization/Good Standing. Purchaser is a corporation duly formed and organized, validly existing and in good standing under the laws of the State of Delaware.

10.2 Authority. Purchaser has all requisite authority to enter into and perform this Agreement and has complied with all laws, rules, regulations, charter provisions, articles, bylaws or agreements to which it is bound or may be subject.

10.3 Enforceability. This Agreement, when duly executed and delivered, will be the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). From and after the Closing Date, Purchaser shall be bound by the provisions of the Notes Documents as Agent, a Purchaser and a Holder, as applicable, thereunder and, to the extent of the relevant Note Assets, shall have the obligations of Agent, Purchaser or Holder thereunder, as applicable.

10.4 Noncontravention. Purchaser’s performance of its duties and obligations under this Agreement will not conflict with, result in a breach of or default under, or be adversely affected by, any agreements, instruments, decrees, judgments, injunctions, orders, writs, laws, rules or regulations, or any determination or award of any arbitrator to which Purchaser is a party or by which it is bound.

10.5 Decision to Purchase. Purchaser has reviewed all documents, all collateral for the Notes, and all related information and such other documents and information it determines appropriate, or has had an adequate opportunity to do so, and has made its bid and decision to buy

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the Notes and the Note Assets based upon its own independent evaluation of the Notes, the Note Assets, the files related thereto and financial information relating to Acer, and the collateral for the Notes including, without limitation, any appraisal or other assessment of the collateral for the Notes, independently obtained by Purchaser, and has not relied upon any oral or written statement made by any member, officer, director, official, agent, employee, attorney or other representative of Seller or any of Seller’s affiliates, or any of Seller’s or any of its affiliate’s agents, attorneys or representatives, except as expressly set forth in this Agreement. Purchaser is a sophisticated investor and understands the nature and effect of the transaction referred to herein. Purchaser has made such independent investigations as it deems to be warranted into the nature, legality, genuineness, sufficiency, validity, enforceability, collectability and value of the Notes and the collateral for the Notes, performed all studies and investigations that it deems appropriate with respect to any collateral for the Notes and investigated all other facts it deems material to its purchase, and Purchaser is entering into this transaction solely on the basis of such investigations and Purchaser’s own judgment.

10.6 Seller’s Information. Purchaser is not acting in reliance on Seller, any affiliates of Seller or any representation or warranty made, or information furnished by Seller, any of its affiliates or any of its or any of its affiliate’s members, officers, directors, bank group members, officials, agents, employees, attorneys, representatives, or independent contractors except as expressly set forth in this Agreement.

10.7 Investment Risk. Purchaser acknowledges, understands, and agrees that the acquisition of notes such as the Notes involves a high degree of risk and is suitable only for persons or entities of substantial financial means who/which have no need for liquidity and who/which can hold the Notes indefinitely and bear the partial or entire loss of the value of the Notes.

10.8 Business and Financial Experience. Purchaser has knowledge and experience in financial and business matters which enables Purchaser to evaluate the merits and risks of the transaction contemplated hereby.

10.9 Brokers. Purchaser and Seller are not a party to any agreement that would result in the imposition of an obligation upon Seller to pay a broker or any other party (other than Canaccord Genuity Group Inc.) a commission or similar fee on account of the sale provided for herein.

10.10 Assignment. Purchaser may assign all or a portion of its rights under this agreement to one or more affiliated entities or funds that it manages without requiring the consent of Seller. Purchaser acknowledges such assignment does not constitute an endorsement of any instrument or instruments among the Note Documents, and Purchaser has no right to the unqualified endorsement of Seller to any such instrument.

10.11 Diligence. Purchaser represents and warrants to Seller that (a) it is a sophisticated party with respect to this transaction, (b) it has, or has access to, such information as it deems appropriate under the circumstances concerning the business and financial condition of Acer to make an informed decision about the transaction, and (c) it made its own analysis and independent decision to enter into the transaction without reliance on the other party and based on such information as it has deemed appropriate, except the express representations, warranties, covenants, agreements, and indemnities made by Seller herein. Purchaser acknowledges that Seller has not given it any investment advice or opinion on whether the transaction is prudent.

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11. Notification of Obligor. Promptly after the Closing Date, Purchaser shall notify Acer that the Note Assets have been sold to Purchaser and that all payments on and communications regarding the Notes should be sent to Purchaser at such address as Purchaser shall notify Acer.

12. Covenants of Purchaser.

12.1 Informational Tax Reporting. Upon and after the Closing Date, Purchaser agrees to assume all obligations with respect to federal and state income tax informational reporting related to the Note Assets, including filing Forms 1099 and 1098 and back-up withholding with respect to the calendar year in which the Closing occurs and thereafter. Purchaser shall cooperate with Seller to the extent necessary to allow Seller to fulfill its obligations with respect to such informational reporting for the Notes for the period prior to the Closing Date.

12.2 Collection Practices. Purchaser agrees not to violate any law relating to unfair collection practices in connection with the Note Assets. Purchaser agrees to indemnify Seller, defend Seller and its members, officers, directors, bank group members, officials, agents, employees, attorneys, representatives and hold Seller and its members, officers, directors, bank group members, officials, agents, employees, attorneys, representatives harmless from and against any and all claims, demands, losses, damages, penalties, fines, forfeitures, judgments, legal fees and other costs, fees and expenses at any time incurred by Seller as a result of (a) Purchaser’s breach of the covenant set forth in this Section 12.2 or (b) any act or omission of Purchaser resulting in any claim, demand or assertion that Seller, subsequent to the Closing Date, engaged in or authorized any unlawful collection practices in connection with the Note Assets. Each party agrees to notify the other within ten (10) days of receiving notice or knowledge of any such claim, demand, or assertion.

12.3 Compliance with Terms. Purchaser agrees to abide by and be bound by all of the terms and conditions of the NPA, any Notes and other Notes Documents and agreements related to the Note Assets to be purchased hereunder except as otherwise may be agreed to in writing between Purchaser and Acer.

13. Reserved.

14. Notices. All notices required or provided for hereunder shall be deemed to have been validly given upon receipt by the party to whom such notice is to be given, addressed as follows:

To Purchaser:

Zevra Therapeutics, Inc.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attn: Chief Financial Officer

Email: lclifton@zevra.com

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with a copy (which shall not constitute notice) to: contracts@zevra.com with a copy (which shall not constitute notice): to

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

To Seller:

Nantahala Capital Management, LLC

130 Main Street

Second Floor

New Canaan, CT 06840

Attn: Daniel Mack

Email: dan@nantahalapartners.com, operations@nantahalapartners.com

Copy to:

fof-ops@corbincapital.com for Pinehurst Partners, L.P.

jlall@dumac.duke.edu for Blackwell Partners LLC – Series

15. Miscellaneous.

15.1 Reserved.

15.2 Entire Agreement; Amendments. This Agreement, including all Exhibits, Schedules, lists and other documents referred to herein which form a part hereof, contain the entire understanding of the parties hereto with respect to the subject matter contained herein. All prior or contemporaneous oral or written agreements pertaining to the subject matter hereof are superseded. This Agreement may be amended only by a written instrument executed by the parties or their respective successors or assigns. Any condition to a party’s obligation hereunder may be waived by such party in writing.

15.3 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by, the successors and assigns of the parties hereto.

15.4 No Third-Party Beneficiaries. This Agreement is for the sole and exclusive benefit of the parties hereto, and none of the provisions of this Agreement shall be deemed to be for the benefit of any other party or entity.

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15.5 Advice of Counsel. Each of the parties has been involved in the review, negotiation, and execution of this Agreement and each has had the opportunity to receive independent legal advice from attorneys of its choice with respect to the advisability of making and executing of this Agreement. In the event of any dispute or controversy regarding authorship of this Agreement, the parties shall be conclusively deemed to be the joint authors hereof, and no part of this Agreement shall be interpreted against a party due to authorship.

15.6 Headings. The Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement or give full notice of the provisions hereof.

15.7 Confidentiality. The parties hereto agree this Agreement and the terms described herein are and shall remain confidential and agree that this Agreement and such terms shall not be disclosed by them unless authorized by the other party in writing (with the exception of regulatory entities having jurisdiction over them, or to their agents and representatives to the extent reasonably necessary for legitimate business purposes, or in any dispute between them relative to this Agreement, or to enforce their rights hereunder or against Acer or any party to the Note Assets). To the extent that a party is requested by a governmental authority, regulatory or administrative authority, or self-regulatory organization having or claiming to have authority to regulate or oversee such party, to disclose this Agreement or its terms, or to the extent that a party is served with a subpoena or an order of a court requiring disclosure of this Agreement or its terms, such party may disclose this Agreement or its terms, provided that prior to disclosing same, said party shall promptly, to the extent permitted by law, and unless prohibited by law, notify the other of such request or service.

15.8 Further Assurances. Seller shall execute and deliver such documents and instruments and take such further actions as Purchaser may reasonably request in order to consummate the transaction contemplated by this Agreement. In the event that Purchaser wishes Seller to execute assignments or other documents in addition to those described herein after the Closing Date, Purchaser shall furnish Seller with copies of the proposed additional assignments or documents for review, approval or amendment. Seller shall execute such documents, as it elects in the exercise of its reasonable discretion, as are reasonably necessary to more fully vest the Note Assets in Purchaser. All such additional assignments and other documentation shall be without recourse, representation or warranty, express or implied.

15.9 Governing Law. This Agreement has been negotiated in and shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the principles thereof relating to conflict of laws.

15.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

15.11 Time of the Essence. The parties hereto acknowledge that time is of the essence in the performance of all obligations under this Agreement.

15.12 Survival. All representations and warranties and covenants of Seller and Purchaser contained herein shall survive Closing of the transaction provided for herein, subject to Section 8 hereof.

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15.13 WAIVER OF JURY TRIAL. EACH OF THE UNDERSIGNED SUBMITS FOR ITSELF AND WITH RESPECT TO THE NOTES DOCUMENTS AND OBLIGATIONS, AS APPLICABLE, TO THE NONEXCLUSIVE JURISDICTION AND VENUE OF THE SUPREME COURT OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF IN RELATION TO ANY SUITS, ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THE AGREEMENTS SET FORTH IN THIS AGREEMENT. THE PARTIES HERETO, ON BEHALF OF THEMSELVES AND THEIR HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS, AS APPLICABLE, AGREE THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, BROUGHT OR INSTITUTED BY OR AGAINST ANY PARTY HERETO OR ANY HEIR, EXECUTOR, ADMINISTRATOR, SUCCESSOR OR ASSIGN OF ANY PARTY HERETO, AS APPLICABLE, ARISING OUT OF OR IN ANY WAY RELATING TO THIS AGREEMENT, OR ANY FACTS OR CIRCUMSTANCES IN WHICH THIS AGREEMENT IS INVOLVED IN ANY WAY, SHALL BE TRIED ONLY BY A COURT AND NOT BY A JURY. EACH PARTY HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES REPRESENTS AND WARRANTS THAT THIS WAIVER OF THE RIGHT TO A JURY TRIAL HAS BEEN MADE AFTER CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURES ON NEXT PAGE]

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IN WITNESS WHEREOF, the parties hereto have executed this Note Purchase Agreement as of the date first written above.

PURCHASER:	ZEVRA THERAPEUTICS, INC.

	By:	/s/ R. LaDuane Clifton
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer,
Secretary and Treasurer

[Signature Page to Note Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Note Purchase Agreement as of the date first written above.

SELLER:	NANTAHALA CAPITAL MANAGEMENT, LLC

	By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC Its General Partner

	By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

[Signature Page to Note Purchase Agreement]

NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC,
its General Partner

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

NCP RFM L.P.

By: Nantahala Capital Management, LLC,
its Investment Manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

[Signature Page to Note Purchase Agreement]

BLACKWELL PARTNERS LLC – SERIES A, solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By: Nantahala Capital Management, LLC,
its Investment Manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
280 South Mangum Street, Suite 210
Durham, NC 27701

PINEHURST PARTNERS, L.P., solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Sub-Advisor

By: Nantahala Capital Management, LLC,
Its Sub-Advisor

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
Pinehurst Partners, L.P.
c/o Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

[Signature Page to Note Purchase Agreement]

Acknowledged and Agreed to:

ACER:	ACER THERAPEUTICS INC.

	By:	/s/ Chris Schelling
Name: Chris Schelling
Title: CEO/Founder

Acer legal review: _____ CFO: _____

[Signature Page to Note Purchase Agreement]

EXHIBIT A

Note Documents

1.

Secured Convertible Note Purchase and Security Agreement among ACER THERAPEUTICS INC., MAM AARDVARK, LLC, as Agent and a Purchaser, and MARATHON HEALTHCARE FINANCE FUND, L.P., as a Purchaser, dated March 4, 2022.

2.	Secured Convertible Note, issued by ACER THERAPEUTICS INC. in favor of MARATHON HEALTHCARE FINANCE FUND, L.P., dated March 14, 2022.

3.	Secured Convertible Note, issued by ACER THERAPEUTICS INC. in favor of MAM AARDVARK, LLC, dated March 14, 2022.

4.	Amendment Agreement, dated January 30, 2023, among ACER THERAPEUTICS INC., MAM AARDVARK, LLC and MARATHON HEALTHCARE FINANCE FUND, L.P.

5.	UCC Financing Statement filing no. 2022-1933407, filed March 7, 2022 with Delaware Department of State, U.C.C. Filing Section.

6.

March 4, 2022 letter agreement, “Re: That certain Secured Convertible Note to be executed by Acer Therapeutics Inc. (‘Borrower’), in favor of MAM Aardvark, LLC (‘Marathon Agent’), and (ii) that certain Secured Convertible Note to be executed by Borrower in favor of Marathon Healthcare Finance Fund, L.P., as each will be issued pursuant to that certain Secured Convertible Note Purchase Agreement dated as of March 4, 2022 (individually and collectively, the ‘Promissory Note’),” by and between SWK FUNDING LLC and MAM AARDVARK, LLC (the “Subordination Agreement”)

7.	FIRST AMENDMENT TO SUBORDINATION AGREEMENT, dated as of January 30, 2023.

8.	Assignment Agreement, effective as of September 13, 2022, between Marathon Healthcare Finance Fund, L.P., as assignor, and Marathon Healthcare Finance (Europe) Investment Fund, as assignee.

EXHIBIT B

ASSIGNMENT AND ACCEPTANCE AGREEMENT

THIS ASSIGNMENT AND ACCEPTANCE AGREEMENT (this “Agreement”) is made as of August___, 2023 (the “Effective Date”) by and between ZEVRA THERAPEUTICS, INC., a Delaware corporation (the “Assignee”); and NANTAHALA CAPITAL MANAGEMENT, LLC, a Massachusetts limited liability company (“Nantahala”), NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP, a Massachusetts limited partnership, NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP, a Delaware limited partnership, NCP RFM LP, a Delaware limited partnership, BLACKWELL PARTNERS LLC – SERIES A, one of the series of a Delaware limited liability company, and PINEHURST PARTNERS, L.P., a Delaware limited partnership (each, an “Assignor”).

RECITALS

WHEREAS, Nantahala is the authorized agent of Purchasers and each Assignor is the Agent or a Purchaser, as applicable, under and as defined in the Secured Convertible Note Purchase and Security Agreement executed on March 4, 2022, by and between ACER THERAPEUTICS INC. (“Acer”), and Assignor, evidencing two convertible Notes issued by Acer to Purchasers (as heretofore amended and assigned, the “Notes”);

WHEREAS, Assignor entered into a Note Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof, pursuant to which Assignor agreed to sell, without recourse, and Assignee agreed to purchase, the applicable Notes and documents and instruments executed and delivered in connection therewith, including without limitation, documents identified on Exhibit A annexed thereto. All capitalized terms set forth herein and not defined, have the meanings ascribed to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, subject to the terms and conditions of the Purchase Agreement, each Assignor hereby, irrevocably sells, conveys, assigns, transfers and delivers to the Assignee, and Assignee hereby irrevocably purchases, takes, accepts and assumes, effective on the Effective Date, all of each Assignor’s and Purchasers’ right, title and interest in, to, and under, the Notes, the Note Assets and the Note Documents, and the Assignee agrees to perform and assume all such duties and obligations, and shall have all such rights and interests, in each case, solely to the extent accruing on and after the Effective Date, with respect to the Note Assets.

IN WITNESS WHEREOF, the undersigned have caused this Assignment and Acceptance Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

ASSIGNEE:	ZEVRA THERAPEUTICS, INC.

By:
Name: R. Laduane Clifton, MBA, CPA
Title: Chief Financial Officer,
Secretary and Treasurer

ASSIGNOR:	NANTAHALA CAPITAL MANAGEMENT, LLC

By:
Name: Daniel Mack
Title: Manager

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

	By:	Nantahala Capital Management, LLC,
its general partner

By:
Name: Daniel Mack
Title: Manager

NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP

	By:	Nantahala Capital Management, LLC,
its general partner

By:
Name: Daniel Mack
Title: Manager

NCP RFM L.P.

By:	Nantahala Capital Management, LLC,
its investment manager

By:
Name: Daniel Mack
Title: Manager

BLACKWELL PARTNERS LLC – SERIES A, solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC,
its investment manager

By:
Name: Daniel Mack
Title: Manager

PINEHURST PARTNERS, L.P., solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC,
its investment manager

By:
Name: Daniel Mack
Title: Manager

EXHIBIT C

Registration Rights Agreement

See attached.

EXHIBIT D

Allocations

[*****]

Exhibit 10.4

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of August 30, 2023, is entered into by and between (i) Zevra Therapeutics, Inc., a Delaware corporation (the “Company”), and (ii) each of the Persons listed on Schedule A attached hereto (the “Schedule of Sellers”) (each, together with its permitted assigns, a “Seller” and collectively, the “Sellers”).

WHEREAS:

A. Upon the terms and subject to the conditions of the Loan Purchase Agreement by and between the Company and Agent dated as of even date herewith (the “Loan Purchase Agreement”) (i) the Company has agreed to purchase the Loan Assets (as defined in the Loan Purchase Agreement) and (ii) the Company has agreed to issue to the Sellers, among other things, 98,683 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and a Seller Note (as defined in the Loan Purchase Agreement) which provides for the payment of a portion of the interest on the Seller Note in shares of Common Stock (collectively, the Common Stock issued under the Loan Purchase Agreement together with the Common Stock issued as payment of a portion of interest, the “Loan Purchase Shares”); and

B. Upon the terms and subject to the conditions of the Note Purchase Agreement by and between the Company and each of the Sellers dated as of even date herewith (the “Note Purchase Agreement”) (i) the Company has agreed to purchase the Note Assets (as defined in the Note Purchase Agreement) and (ii) the Company has agreed to issue to the Sellers 2,171,038 shares of Common Stock pursuant to the Note Purchase Agreement (the “Note Purchase Shares,” and together with the Loan Purchase Shares, the “Purchase Shares”);

C. To induce the Sellers to enter into the Loan Purchase Agreement and the Note Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Seller hereby agree as follows:

1. Definitions.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Aggregate Purchase Price” means $11,500,000, consisting of (i) $500,000.00 for the Loan Purchase Shares and (ii) $11,000,000 for the Note Purchase Shares. Any amounts that may become payable to each Seller under Section 2(f) below shall be equal to an amount equal to such Seller’s pro rata portion of such Loan Purchase Shares and/or Note Purchase Shares, as the case may be.

(b) “Business Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(c) “DWAC Shares” means shares of Common Stock that are (i) issued in electronic form, (ii) freely tradable and transferable and without restriction on resale and (iii) timely credited by the Company, once a DWAC notice is received, to each Seller’s or its designee’s specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program, or any similar program hereafter adopted by DTC performing substantially the same function.

(d) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(e) “Filing Deadline” means, with respect to the Registration Statement required to be filed pursuant to Section 2(a), the 60th calendar day following the date hereof; provided, however, that if the Securities Act requires the Company to include in such Registration Statement historical financial statements and pro forma financial information due to a business combination transaction that has occurred or is probable to occur, then the Filing Deadline shall mean the 71st calendar day following the date on which a Current Report on Form 8-K is required to be filed disclosing the consummation of such transaction; and provided, further, that if the Filing Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Filing Deadline shall be extended to the next business day on which the SEC is open for business.

(f) “Person” means an individual or entity including but not limited to any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(g) “Principal Market” means The Nasdaq Capital Market (or any nationally recognized successor thereto); provided, however, that in the event the Company’s Common Stock is ever listed or traded on the Nasdaq Global Select Market, The Nasdaq Global Market, the New York Stock Exchange, the NYSE American, the NYSE Arca, the OTC Bulletin Board, or the OTCQX or OTCQB operated by the OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing), then the “Principal Market” shall mean such other market or exchange on which the Company’s Common Stock is then listed or traded.

(h) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act pursuant to Rule 415 under the Securities Act or any successor rule and providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such registration statement(s) by the SEC.

(i) “Registrable Securities” means the Purchase Shares issued or issuable to the Seller, and any Common Stock issued or issuable with respect to the Purchase Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event.

(j) “Registration Statement” means one or more registration statements of the Company on Form S-3 (or other available form) covering only the resale of the Registrable Securities.

(k) “SEC” means the United States Securities and Exchange Commission.

(l) “Transaction Documents” means, collectively, the Loan Purchase Agreement and the schedules and exhibits thereto, the Note Purchase Agreement and the schedules and exhibits thereto, this Agreement and the schedules and exhibits hereto, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

2. Registration.

(a) Mandatory Registration. The Company shall use commercially reasonable efforts to file with the SEC, as soon as practical but in no case later than the Filing Deadline, an initial Registration Statement covering the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Registrable Securities by the Sellers under Rule 415 under the Securities Act at then prevailing market prices (and not fixed prices), as mutually determined by both the Company and the Sellers in consultation with their respective legal counsel, subject to the aggregate number of authorized shares of the Company’s Common Stock then available for issuance in its Certificate of Incorporation. The initial Registration Statement shall register only the Registrable Securities. Each Seller and its counsel shall have a reasonable opportunity to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus prior to its filing with the SEC, and the Company shall give due consideration to all such comments. The Company shall use commercially reasonable efforts to have the Registration Statement and any amendment declared effective by the SEC on or before the later of (i) the 90th calendar day following the date hereof and (ii) the 30th calendar day following the Filing Deadline, if extended under Section 1(d) (the “Effectiveness Deadline”). The Company shall use commercially reasonable efforts to keep the Registration

Statement effective pursuant to Rule 415 promulgated under the Securities Act (including through any necessary renewals) and to keep the Registration Statement and the prospectus current and available (including through any necessary renewals) for the resale of all of the Registrable Securities by each Seller until the earlier of the date (i) all Registrable Securities held by such Seller have been registered and sold pursuant to an effective Registration Statement in a manner acceptable to such Seller or (ii) all Registrable Securities may be resold by such Seller without restriction (including, without limitation, volume limitations) pursuant to Rule 144 (taking account of any Staff position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) (the “Registration Period”). Without limiting the generality of the foregoing, during the Registration Period, the Company shall (a) take all action necessary to cause the Common Stock to continue to be Registered as a class of securities under Section 12(b) of the Exchange Act and shall not take any action or file any document (whether or not permitted by the Exchange Act) to terminate or suspend such registration and (b) file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act, and shall not take any action or file any document (whether or not permitted by the Exchange Act) to terminate or suspend its reporting and filing obligations under the Exchange Act. The Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Rule 424 Prospectus. The Company shall, as required by applicable securities regulations, from time to time file with the SEC, pursuant to Rule 424 promulgated under the Securities Act, the prospectus and prospectus supplements, if any, to be used in connection with sales of the Registrable Securities under the Registration Statement. Each Seller and its counsel shall have a reasonable opportunity to review and comment upon such prospectus prior to its filing with the SEC, and the Company shall give due consideration to all such comments. Each Seller shall use commercially reasonable efforts to comment upon such prospectus within one (1) Business Day from the date the Seller receives the final pre-filing version of such prospectus.

(c) Prospectus Amendments or Supplements. Except as provided in this Agreement and other than periodic and current reports required to be filed pursuant to the Exchange Act, the Company shall not file with the SEC any amendment to the Registration Statement or any supplement to the prospectus in each case that refers to any Seller, the Transaction Documents or the transactions contemplated thereby (including, without limitation, any prospectus supplement filed in connection with the transactions contemplated by the Transaction Documents), in each case with respect to which (a) such Seller shall not previously have been advised and afforded the opportunity to review and comment thereon at least two (2) Business Days prior to filing with the SEC, as the case may be, (b) the Company shall not have given due consideration to any comments thereon received from such Seller or its counsel, or (c) such Seller shall reasonably object, unless the Company reasonably has determined that it is necessary to amend the Registration Statement or make any supplement to the prospectus to comply with the Securities Act or any other applicable law or regulation, in which case the Company shall promptly so inform such Seller. In addition, for so long as, in the reasonable opinion of counsel for such Seller, the prospectus is required to be delivered in connection with any acquisition or sale of Securities by such Seller, the Company shall not file any prospectus supplement with respect to the Securities without furnishing to such Seller as many copies of such prospectus supplement, together with the prospectus, as the Seller may reasonably request.

(d) Sufficient Number of Shares Registered. In the event the number of shares available under the Registration Statement is insufficient to cover all of the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Registration Statement or file a new Registration Statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities (subject to the limitations set forth in Section 2(a)) as soon as reasonably practicable, but in any event not later than five (5) Business Days after the necessity therefor arises, subject to any limits that may be imposed by the SEC pursuant to Rule 415 promulgated under the Securities Act. The Company shall use commercially reasonable efforts to cause such amendment and/or New Registration Statement to become effective as soon as reasonably practicable following the filing thereof.

(e) Offering. If the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities that does not permit such Registration Statement to become effective and be used by the Sellers under Rule 415 promulgated under the Securities Act at then-prevailing market prices (and not fixed prices), or if after the filing of the initial Registration Statement with the SEC pursuant to Section 2(a), the Company is otherwise required by the Staff or the SEC to reduce the number of Registrable Securities included in such initial Registration Statement, then in each such case, the Company shall use diligent efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC guidance, including, without limitation, Compliance and Disclosure Interpretation 612.09 and if not successful, reduce the number of Registrable Securities to be included in such initial Registration Statement (after consultation with each Seller and its legal counsel as to the specific Registrable Securities to be removed therefrom) until such time as the SEC shall so permit such Registration Statement to become effective and be used as aforesaid. In the event of any reduction in Registrable Securities pursuant to this paragraph, and subject to Section 2(f) with respect to the payment of liquidated damages, the Company shall, as promptly as allowed by the SEC, file one or more New Registration Statements in accordance with Section 2(d) until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the prospectuses contained therein is available for use by each Seller. Notwithstanding any provision herein or in the Purchase Agreement to the contrary, the Company’s obligations to register Registrable Securities (and any related conditions to each Seller’s obligations) shall be qualified as necessary to comport with any requirement of the SEC as addressed in this Section 2(e).

(f) If (i) the Registration Statement is not filed on or prior to its Filing Deadline, (ii) the Registration Statement is not declared effective on or prior to the Effectiveness Deadline, (iii) the Company fails to file with the SEC a request for acceleration of a Registration Statement in accordance with Rule 461 promulgated by the SEC pursuant to the Securities Act, within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be “reviewed” or will not be subject to further review, or (iv) after the effective date of a Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement, or the Sellers are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities, for more than ten (10) consecutive calendar days or more than an aggregate of fifteen (15) calendar days (which need not be consecutive calendar days) during any 12-month period (any such failure or breach being referred to as an “Event”, and for purposes of clauses (i) and (ii), the date on which such Event occurs, and for purpose of clause (iii) the date on which such five (5) Business Day period is exceeded, and for purpose of clause (iv) the date which such ten (10) or fifteen (15) calendar day period, as applicable, is exceeded being referred to as “Event Date”), then, in addition to any other rights the Sellers may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Seller an amount in cash, as partial liquidated damages and not as a penalty, equal to the product of 2.0% multiplied by the Aggregate Purchase Price paid by such Seller for the Purchase Shares pursuant to the Loan Purchase Agreement or Note Purchase Agreement, as applicable, If the Company fails to pay any partial liquidated damages pursuant to this Section 2(f) in full within seven (7) days after the date payable, the Company will pay interest thereon at a rate of 12% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to each Seller, accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro rata basis for any portion of a month prior to the cure of an Event. Notwithstanding anything to the contrary herein, in no event shall the aggregate amount of liquidated damages (excluding interest) payable to the Sellers pursuant to this Section 2(f) exceed, in the aggregate, 10.0% of the Aggregate Purchase Price paid by the Sellers for the Purchase Shares pursuant to the Loan Purchase Agreement or Note Purchase Agreement, as applicable. The parties agree that notwithstanding anything to the contrary herein or in Loan Purchase Agreement or Note Purchase Agreement, as applicable, no liquidated damages shall be payable if as of the relevant Event Date, the Registrable Securities may be sold by non-affiliates be freely sold pursuant to Rule 144 promulgated under the Securities Act without limitation on volume or manner of sale limitations (subject to requirements under Rule 144 that the Company has filed all required applicable reports under the Exchange Act), as determined by counsel to the Company.

(g) Piggyback Registration In the event that the Company does not then have an effective Registration Statement available for the sale of the Registrable Securities on Form S-3 at any time after the Filing Deadline during the Registration Period and the Registrable Securities may not be freely sold pursuant to Rule 144 promulgated under the Securities Act without limitation on volume or manner of sale limitations (subject to requirements under Rule 144 that the Company has filed all required applicable reports under the Exchange Act), and the Company proposes to register equity securities (other than (i) in connection with registrations on Form S-4 or Form S-8 promulgated by the SEC or any successor forms, (ii) a registration relating solely to employment benefit plans, or (iii) in connection with a registration the primary purpose of which is to register debt securities), the Company shall deliver to each Seller a written notice of such determination and, if within fifteen days after the date of the delivery of such notice, any such Seller shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Seller requests to be registered. This Section 2(g) shall not be construed to permit the Company to file any registration statement not otherwise specifically allowed under this Agreement.

3. Related Obligations.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Registration Statement or on any New Registration Statement, the Company shall use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will notify the Sellers promptly of the time when any subsequent amendment to the Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information.

(b) Amendments. The Company will prepare and file with the SEC, promptly upon any Seller’s request, any amendments or supplements to the Registration Statement, any New Registration Statement or any prospectus, as applicable, that, in such Seller’s reasonable opinion, may be necessary or advisable in connection with any sale of Registrable Securities by such Seller (provided, however, that the failure of such Seller to make such request shall not relieve the Company of any obligation or liability hereunder).

(c) Form S-3. The Company will cause each amendment or supplement to the prospectus, other than documents incorporated by reference, to be filed with the SEC as required pursuant to the rules of Form S-3.

(d) Copies Available. The Company will furnish to each Seller and its counsel (at the expense of the Company) copies of the Registration Statement, the prospectus (including all documents incorporated by reference therein), any prospectus supplement, any New Registration Statement and all amendments and supplements to the Registration Statement, the prospectus or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), in each case, as soon as reasonably practicable and in such quantities as such Seller may from time to time reasonably request and, at such Seller’s request, will also furnish copies of the prospectus to each exchange or market on which sales of the Registrable Securities may be made; provided, however, that the Company shall not be required to furnish any document (other than the prospectus) to such Seller to the extent such document is available on EDGAR.

(e) Qualification. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to qualify (i) the sale of the Purchase Shares to each Seller under this Agreement and (ii) any subsequent resale of all Purchase Shares by the Seller, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by such Seller during the Registration Period, and shall provide evidence of any such action so taken to such Seller. The Company shall promptly notify each Seller who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(f) Notification of Stop Orders. The Company shall advise each Seller promptly and shall confirm such advice in writing, in each case: (i) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (ii) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (iii) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in the Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in the Registration Statement or any prospectus in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend the Registration Statement or any prospectus to comply with the Securities Act or any other law. The Company shall not be required to disclose to each Seller the substance or specific reasons of any of the events set forth in clauses (i) through (iii) of the immediately preceding sentence, but rather, shall only be required to disclose that the event has occurred. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the prospectus or prospectus supplement, the Company shall use commercially reasonable efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to each Seller, without charge upon request, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement or prohibiting or suspending the use of the prospectus or any prospectus supplement, the Company shall use commercially reasonable efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to the Sellers, without charge upon request, a copy of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to the Registration Statement or the prospectus, as the case may be.

(g) Listing on the Principal Market. The Company shall promptly secure the listing, or conditional listing as applicable, of all of the Purchase Shares to be issued to the Sellers hereunder on the Principal Market (subject to standard listing conditions, if any, for transactions of this nature and official notice of issuance) and upon each other national securities exchange or automated quotation system, if any, upon which the Common Stock are then listed, and shall maintain, so long as any Common Stock shall be so listed, such listing of all such Registrable Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the Common Stock on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action that would reasonably be expected to result in the delisting or suspension of the Common Stock on the Principal Market. The Company shall promptly provide to the Sellers copies of any notices it receives from any Person regarding the continued eligibility of the Common Stock for listing on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(g).

(h) Delivery of Shares. The Company shall cooperate with the Sellers to facilitate the timely preparation and delivery of DWAC Shares (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to the Registration Statement or any New Registration Statement and enable such DWAC Shares to be in such denominations or amounts as the Sellers may reasonably request and registered in such names as the Sellers may request.

(i) Transfer Agent. The Company shall at all times maintain the services of a transfer agent with respect to its Common Stock.

(j) Approvals. The Company shall use commercially reasonable efforts to cause the Registrable Securities covered by any Registration Statement to be Registered with or approved by such other governmental agencies or authorities in the United States as may be necessary to consummate the disposition of such Registrable Securities.

(k) Confirmation of Effectiveness. If reasonably requested in writing by the Sellers at any time, the Company shall deliver to the Sellers a written confirmation from the Company of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not the Registration Statement is currently effective and available to the Sellers for sale of all of the Registrable Securities.

(l) Further Assurances. The Company agrees to take all other reasonable actions as necessary and reasonably requested in writing by the Sellers to expedite and facilitate disposition by the Sellers of Registrable Securities pursuant to any Registration Statement.

(m) Suspension of Sales. Each Seller agrees that, upon receipt of any Suspension Notice or notice from the Company of the existence of any suspension or stop order as set forth in Section 3(f) or 3(g), such Seller will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Seller’s receipt of the copies of a notice regarding the resolution or withdrawal of the suspension or stop order as contemplated by Section 3(f) or 3(g). Notwithstanding anything to the contrary, the Company shall cause its transfer agent to promptly deliver DWAC Shares of Common Stock without any restrictive legend in connection with any sale of Registrable Securities with respect to which a Seller has entered into a contract for sale prior to the Seller’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or 3(g) and for which the Seller has not yet settled.

(n) Notwithstanding anything to the contrary in Section 3(f), at any time commencing after the effective date of the applicable Registration Statement during the Registration Period, the Company may delay the disclosure of material non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and not, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall (i) promptly notify the Sellers in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company shall not disclose the content of such material non-public information to any Seller in any such notice) and the date on which the Grace Period will begin, and (ii) as soon as such date may be determined, promptly notify the Sellers in writing of the date on which the Grace Period ends; and, provided, further, that (A) no Grace Period shall exceed thirty (30) consecutive days, (B) during any three hundred sixty-five (365) day period, such Grace Periods shall not exceed an aggregate of sixty (60) days, and (C) the first day of any Grace Period must be at least ten (10) trading days after the last day of any prior Grace Period (each Grace Period that satisfies all of the requirements of this Section 3(n) being referred to as an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Sellers receive the notice referred to in clause (i) and shall end on and include the later of the date the Sellers receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(f) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of a Seller in accordance with the Transaction Documents in connection with any sale of Registrable Securities with respect to which a Seller has entered into a contract for sale prior to the Seller’s receipt of a notice from the Company of the notice of a Grace Period and for which the Seller has not yet settled.

4. Obligations of the Sellers.

(a) Seller Information. The Company shall notify the Sellers in writing of the information the Company reasonably requires from the Sellers in connection with any Registration Statement hereunder. The Sellers shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b) Seller Cooperation. The Sellers agree to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder and any amendments and supplements thereof.

5. Expenses of Registration.

All reasonable expenses of the Company, other than sales or brokerage commissions and fees and disbursements of counsel for the Sellers, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company.

6. Indemnification.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Seller, each Person, if any, who controls a Seller, the members, the directors, officers, partners, employees, managers, agents, representatives of a Seller and each Person, if any, who controls such Seller within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement (with the consent of the Company, such consent not to be unreasonably withheld) or reasonable expenses, (collectively, “Claims”) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement, any New Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to the Registration Statement or any New Registration Statement or (iv) any material violation by the Company of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Sellers or such Indemnified Person expressly for inclusion in the Registration Statement, any New Registration Statement, the prospectus or any such amendment thereof or supplement thereto, if such in each case if the foregoing was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(d), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation; (C) shall not be available to the extent such Claim is based on a failure of the Sellers to deliver, or to cause to be delivered, the prospectus made available by the Company, if such prospectus was theretofore made available by the Company pursuant to Section 3(d); and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Sellers pursuant to Section 8.

(b) In connection with the Registration Statement any New Registration Statement or prospectus, each Seller, severally and not jointly, agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signed the Registration Statement or signs any New Registration Statement, each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information about such Seller furnished to the Company by such Seller expressly for inclusion in the Registration Statement or prospectus or any New Registration Statement or from the failure of the such Seller to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(d); and, subject to Section 6(d), such Seller will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Seller, which consent shall not be unreasonably withheld; provided, further, however, that such Seller shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Seller as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Sellers pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall return such payment to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no Seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any Seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such Seller from the sale of such Registrable Securities.

8. Assignment of Registration Rights.

The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of Sellers; provided, however, that any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company remains the surviving entity immediately after such transaction shall not be deemed an assignment. Each Seller may not assign its rights under this Agreement without the prior written consent of the Company, other than to an affiliate of the Seller controlled by Nantahala, in which case the assignee must agree in writing to be bound by the terms and conditions of this Agreement.

9. Amendment of Registration Rights.

No provision of this Agreement may be amended or waived by the parties from and after the date that is one Business Day immediately preceding the initial filing of the Registration Statement with the SEC. Subject to the immediately preceding sentence, no provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

10. Miscellaneous.

(a) Notices. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon receipt, when sent by electronic message (provided the recipient responds to the message and confirmation of both electronic messages are kept on file by the sending party); or (iv) one (1) Business Day after timely deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration. FL 34747

Attention: Chief Financial Officer

E-mail: lclifton@zevra.com

With a copy (which shall not constitute notice) to: contracts@zevra.com

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

If to the Sellers:

Nantahala Capital Management, LLC

130 Main Street

Second Floor

New Canaan, CT 068400

Attention: Daniel Mack

E-mail: dan@nantahalapartners.com

With a copy (which shall not constitute notice) to:

Duane Morris LLP

1540 Broadway

New York, NY 10036

Attention: Dean Colucci

Phone: 973-424-2020

E-mail: dmcolucci@duanemorris.com

or at such other address, e-mail address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party at least one (1) Business Day prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, and recipient facsimile number, (C) electronically generated by the sender’s electronic mail containing the time, date and recipient email address or (D) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of receipt in accordance with clause (i), (ii), (iii) or (iv) above, respectively. Any party to this Agreement may give any notice or other communication hereunder using any other means (including messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless it actually is received by the party for whom it is intended.

(b) No Waiver. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(c) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and other Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of and venue in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(d) Integration. This Agreement and the other Transaction Documents constitute the entire understanding among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Sellers, the Company, their affiliates and persons acting on their behalf with respect to the subject matter hereof and thereof.

(e) No Third Party Benefits. Subject to the requirements of Section 8, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

(f) Headings. The headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(g) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf (or other electronic reproduction of a) signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(h) Further Acts. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i) Language. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(j) Benefit. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(k) Termination. The obligations of the Company contained in Sections 2, 3, 5 and 8 of this Agreement shall terminate in their entirety upon the earlier of the date (i) all Registrable Securities held by Sellers have been registered and sold pursuant to an effective Registration Statement in a manner acceptable to Sellers or (ii) all Registrable Securities may be resold by Sellers without restriction (including, without limitation, volume limitations) pursuant to Rule 144 (taking account of any Staff position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

* * * * * *

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

THE COMPANY:
ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Name:	R. LaDuane Clifton, MBA, CPA
Title:	Chief Financial Officer,
Secretary and Treasurer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

SELLERS :

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC,
its general partner

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Massachusetts

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

[Signature Page to Registration Rights Agreement]

NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP

By: Nantahala Capital Management, LLC,
its general partner

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

NCP RFM L.P.

By: Nantahala Capital Management, LLC,
its investment manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
130 Main St. 2nd Floor
New Canaan, CT 06840

[Signature Page to Registration Rights Agreement]

BLACKWELL PARTNERS LLC – SERIES A, solely with respect to the portion of its assets for which Nantahala Capital Managemnt, LLC acts as its Investment Manager

By: Nantahala Capital Management, LLC,
its investment manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
280 South Mangum Street, Suite 210
Durham, NC 27701

PINEHURST PARTNERS, L.P., solely with respect to the portion of its assets for which Nantahala Capital Management, LLC acts as its Investment Manager

By:	Nantahala Capital Management, LLC,
its investment manager

By:	/s/ Daniel Mack
Name: Daniel Mack
Title: Manager

State: Delaware

Address:
c/o Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

[Signature Page to Registration Rights Agreement]

CEOF HOLDINGS, L.P.

By: Corbin Capital Partners, L.P., its investment manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

State: Delaware

Address: 590 Madison Avenue, 31st Floor, New York NY 10022 Attention: Daniel Friedman, General Counsel

CORBIN PRIVATE CREDIT MANAGER FUND II, L.P.

By: Corbin Capital Partners, L.P., its investment manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Country: Cayman Islands

Address: 590 Madison Avenue, 31st Floor, New York NY 10022 Attention: Daniel Friedman, General Counsel

[Signature Page to Registration Rights Agreement]

CORBIN TLP FUND I, L.P.

By: Corbin Capital Partners, L.P., its investment manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

State: Delaware

Address: 590 Madison Avenue, 31st Floor, New York NY 10022 Attention: Daniel Friedman, General Counsel

[Signature Page to Registration Rights Agreement]

Schedule A

Schedule of Selling Stockholders

NANTAHALA CAPITAL MANAGEMENT, LLC

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

NANTAHALA CAPITAL PARTNERS II LIMITED PARTNERSHIP

NCP RFM L.P.,

BLACKWELL PARTNERS LLC – SERIES A

PINEHURST PARTNERS, L.P.

CEOF HOLDINGS LP

CORBIN TLP FUND I, L.P.

CORBIN PRIVATE CREDIT MANAGER FUND II, L.P.

Exhibit 10.5

IN ACCORDANCE WITH ITEM 601(A)(5) OF REGULATION S-K, ZEVRA THERAPEUTICS, INC. HAS OMITTED CERTAIN EXHIBITS TO THIS AGREEMENT, MARKED BY [*****], BECAUSE ZEVRA THERAPEUTICS, INC. HAS DETERMINED THAT SUCH INFORMATION (I) DOES NOT CONTAIN INFORMATION MATERIAL TO AN INVESTMENT OR VOTING DECISION AND (II) IS NOT OTHERWISE DISCLOSED IN THIS AGREEMENT OR KEMPHARM, INC.’S OTHER SEC FILINGS.

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and the stockholders of the Acer Therapeutics Inc., a Delaware corporation (the “Company”) set forth on Schedule A hereto (each a “Stockholder” and collectively, the “Stockholders”). Parent, Merger Sub and the Stockholders are sometimes referred to collectively herein as the “Parties” and individually as a “Party”.

BACKGROUND

A. Concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into that certain Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended or supplemented, the “Merger Agreement”), which provides (subject to the terms and conditions set forth therein) for the merger of the Company with and into Merger Sub, with the Company as the surviving entity (the “Merger”) (capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement).

B. As of the date hereof, each Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of the number of shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) set forth opposite such Stockholder’s name on Schedule A hereto (the “Shares”).

C. As a condition and material inducement to Parent and Merger Sub entering into the Merger Agreement, Parent and Merger Sub have requested that the Stockholders agree, and, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholders are willing to agree, to the matters set forth herein.

In consideration of the foregoing and the representations, warranties, covenants, agreements, obligations, and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. AGREEMENT TO VOTE; GRANT AND APPOINTMENT OF PROXY

1.1. Agreement to Vote. From and after the date hereof until the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier date, the “Expiration Date”), each Stockholder hereby irrevocably and unconditionally agrees that, during the time this Agreement is in effect, at any annual or special meeting of the Company’s stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company’s stockholders, each Stockholder shall, in each case to the fullest extent that Stockholder’s Shares are entitled to vote thereon: (i) appear at each such meeting or otherwise cause all of its Shares to be counted as present thereat for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of (1) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger, (B) against any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, and (C) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect the Company’s, Parent’s or Merger Sub’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger (clauses (A) through (C), the “Required Votes”).

1.2. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Stockholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Stockholder’s proxy and attorney-in-fact (with full power of substitution) in accordance with the Delaware General Corporate Law (“DGCL”), for and in the name, place and stead of such Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable), the Shares owned by such Stockholder as of the applicable record date in accordance with the Required Votes; provided, that each Stockholder’s grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Stockholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Shares of such Stockholder be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii), and each Stockholder shall retain the authority to vote on all other matters.

(b) Each Stockholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes all such proxies.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. The Parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. The proxy granted by the Stockholder herein shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder granting such proxy agrees, until the Expiration Date, to vote, or to cause the holder of record on any applicable record date to vote, the Shares in accordance with the Required Votes. The Parties agree that the foregoing is a voting agreement.

1.3. Restrictions on Transfers.

(a) Except as otherwise provided in Section 1.3(b), absent the prior written consent of Parent (which consent may be granted or withheld in Parent’s sole discretion), each Stockholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of applicable Law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding

2

providing for the Transfer of any Shares (or any rights attached thereto, or any economic interests therein), (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, or (iii) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (i) or (ii). Any purported Transfer of Shares inconsistent with this Section 1.3 shall be null and void. For the avoidance of doubt, nothing herein shall be deemed to restrict the ability of Stockholder to exercise, prior to the end of the Expiration Date, any Company Stock Options and Other Rights held by Stockholder.

(b) The restrictions set forth in Section 1.3(a) shall not apply to any transfer of Shares by Stockholder (i) for the net settlement of such Stockholder’s Company Stock Options and Other Rights (to pay the exercise price thereof and any Tax withholding obligations), (ii) for the exercise of such Stockholder’s Company Stock Options and Other Rights and the sale of a sufficient number of such Shares acquired upon exercise of such Company Stock Options and Other Rights as would generate sale proceeds sufficient to pay to the Company the aggregate applicable exercise price of shares then exercised under such Company Stock Options and Other Rights and any Tax withholding obligations of the Company arising as a result of such exercise, (iii) in the case of any Stockholder that is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation, trust or other business entity under common control with Stockholder or (iv) in the case of any Stockholder that is a trust, a transfer to a beneficiary; provided, that in each case, the transferee shall concurrently with such Transfer execute a customary joinder in form and substance reasonably satisfactory to Parent agreeing to be a “Stockholder” hereunder if such transferee is not already a party to this Agreement, and to perform all obligations as a Stockholder pursuant to this Agreement with respect to the Shares; provided, further, that such Stockholder shall remain jointly and severally liable for the breaches by any of such transferee of the terms hereof.

1.4. Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into, at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares and (b) shall not grant, at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares.

2. NO SOLICITATION

2.1. No Solicitation.

(a) Prior to the Expiration Date, each Stockholder (in its capacity as a stockholder of the Company) shall not, and shall cause (if applicable) each of its Affiliates and its and their respective directors, officers or employees not to, and shall use its reasonable best efforts to cause its and their other Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement, (iv) approve, support, adopt or recommend any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing. From and after the execution of this Agreement,

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each Stockholder shall, and shall cause (if applicable) each of its Affiliates and direct its and their respective Representatives to immediately cease and cause to be terminated all existing discussions or negotiations with any third party conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal, offer that could reasonably be expected to lead to an Acquisition Proposal.

(b) For purposes of this Agreement, the term “Affiliate” shall have the meaning assigned to it in the Merger Agreement; provided, that, for the avoidance of doubt, the Company shall not be deemed to be an Affiliate of any of the Stockholders.

3. REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1. Representations and Warranties of each Stockholder. Each Stockholder represents and warrants to Parent and Merger Sub as follows:

(a) (i) such Stockholder has full legal right, power and capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly executed and delivered by such Stockholder and the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other company actions or proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, and (iii) this Agreement constitutes the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); provided that if such Stockholder is married, and any of the Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms;

(b) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the SEC by such Stockholder or as would not impact such Stockholder’s ability to perform or comply with its obligations under this Agreement in any material respect;

(c) (i) such Stockholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Shares and (ii) such Stockholder (A) owns, beneficially and of record, or controls all of the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws), (B) has sole voting power, sole power of disposition, sole power to demand dissenters’ rights and sole power to agree to all of the matters set forth in this Agreement, each with respect to all of such Stockholder’s Shares, (C) does not own, of record or beneficially, any shares of capital stock of the Company other than the Shares set forth on Schedule A hereto, and (D) no Person other than such Stockholder has any right to direct or approve the voting or disposition of any of the Shares; provided, however, that each Stockholder may be deemed to share voting power and the power of disposition over its Shares with each other Stockholder;

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(d) as of the date hereof, Stockholder is the legal and beneficial owner of the number of Company Stock Options, warrants and other rights to acquire, directly or indirectly, shares of the Company’s Common Stock set forth on Schedule A hereto (collectively, the “Company Stock Options and Other Rights”); and

(e) as of the date hereof, there is no Action pending or, to the knowledge of such Stockholder, threatened against such Stockholder before or by any Governmental Entity, except, as would not reasonably be expected, either individually or in the aggregate, to impair the ability of such Stockholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

3.2. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represents and warrants to each Stockholder as follows:

(a) (i) each of Parent and Merger Sub has full legal right, power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other company actions or proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, and (iii) this Agreement constitute the legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); and

(b) the execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon each of Parent and Merger Sub, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the SEC by Parent or as would not impact such Parent’s ability to perform or comply with its obligations under this Agreement in any material respect.

3.3. Covenants. Each Stockholder hereby:

(a) irrevocably waives, and agrees not to exercise, any dissenters’ rights that such Stockholder may have with respect to the Shares pursuant to Section 262 of the DGCL or otherwise;

(b) agrees to permit the Company to publish and disclose, including in filings with the SEC and in the press release announcing the transactions contemplated by the Merger Agreement, this Agreement and the Stockholders’ identity and ownership of the Shares and the nature of the Stockholders’ commitments, arrangements and understandings under this Agreement;

(c) agrees to permit Parent to publish and disclose, including in filings with the SEC and in the press release announcing the transactions contemplated by the Merger Agreement, this Agreement and the Stockholders’ identity and ownership of the Shares and the nature of the Stockholders’ commitments, arrangements and understandings under this Agreement;

(d) acknowledges that such Stockholder has received and reviewed a copy of the Merger Agreement and that each of Parent and Merger Sub is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement;

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(e) agrees (i) not to take, agree or commit to take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained in this Agreement inaccurate in any respect as of any time during the term of the Agreement and (ii) to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any respect at any time;

(f) agrees and acknowledges that, upon the reasonable request of Parent, such Stockholder shall execute and deliver any additional documents and take, or cause to be taken, all actions, and to do, or cause to be done, all things as may reasonably be deemed by Parent to be necessary or desirable to fulfill such Stockholder’s obligations under this Agreement;

(g) shall and does authorize Parent or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares); provided that if Parent or its counsel gives such notification, it shall on the Expiration Date further notify the Company’s transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date;

(h) agrees that all Shares that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of, after the execution of this Agreement and prior to the Expiration Date shall be subject to the terms and conditions of this Agreement and shall constitute Shares for all purposes of this Agreement. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such securities shall be deemed to be “Shares” for all purposes of this Agreement; and

(i) agrees that such Stockholder shall not bring, commence, institute, maintain, prosecute, join or voluntarily aid any Action in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with any other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of the Company, breaches any fiduciary duty of the Board of Directors of the Company or any member thereof.

4. TERMINATION

4.1. Termination. This Agreement shall terminate without any further action by any Party and be of no further force or effect on the Expiration Date, and no Party shall have any rights or obligations hereunder following the Expiration Date. Notwithstanding the preceding sentence, this Section 4 and Section 5 shall survive any termination of this Agreement. Nothing in this Section 4 shall relieve or otherwise limit any Party of liability of any Willful Breach of this Agreement prior to the termination hereof.

5. MISCELLANEOUS PROVISIONS

5.1. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (i) no Stockholder makes any agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a beneficial owner of such Stockholder’s Shares, (ii) nothing in this Agreement shall be construed to limit or affect any Stockholder’s rights and obligations as a director or officer of the Company, and (iii) no Stockholder shall have any liability to Parent, Merger Sub or any of their Affiliates under this Agreement as a result of any action or inaction by such Stockholder acting in his or her capacity as a director or officer of the Company.

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5.2. Expenses. Whether or not the Merger is consummated, all costs, expenses and fees (including attorneys’ fees, if any) incurred in connection with the preparation, execution and delivery of this Agreement and compliance herewith, shall be paid by the Party incurring or required to incur such expenses.

5.3. No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Stockholder’s Shares shall remain vested in and belong to such Stockholder and (b) neither Parent nor Merger Sub shall have authority to exercise any power or authority to direct or control the voting or disposition of any Shares or direct such Stockholder in the performance of its duties or responsibilities as a stockholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including Parent and Merger Sub, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

5.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of receipt, if delivered personally, (b) on the date of receipt, if delivered by facsimile or e-mail during normal business hours on a Business Day or, if delivered outside of normal business hours on a Business Day or on a day that is not a Business Day, on the first Business Day thereafter, or (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent or Merger Sub, to:

Zevra Therapeutics, Inc.

1180 Celebration Blvd, Suite 103

Celebration, FL 34747

Attention: R. LaDuane Clifton, MBA, CPA

Email: lclifton@zevra.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

Email: stephanie.hosler@bclplaw.com

If to Stockholder to:

The address set forth on Schedule A

5.5. Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Parent, Merger Sub and each Stockholder, and (b) in the case of a waiver, by the Party (or Parties) against whom the waiver is to be effective. No failure or delay by any Party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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5.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated (including by sale of stock, operation of applicable Law in connection with a merger or sale of substantially all the assets) by any of the parties hereto without the prior written consent of the other parties, except that Parent may assign, in its sole discretion, all or any of the rights, interests or obligations hereunder to any of its Affiliates. Any purported assignment inconsistent with this Section 5.6 shall be null and void.

5.7. No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

5.8. Entire Agreement. This Agreement (including Schedule A hereto), the proxy granted in Section 1.2, and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.

5.9. No Third-Party Beneficiaries. Each Stockholder, Parent and Merger Sub agree that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of Parent and Merger Sub (in the case of a Stockholder) or each Stockholder (in the case of Parent and Merger Sub), in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

5.10. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

(b) Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by it or its Affiliates against any other Party or its Affiliates shall be brought and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof). Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the Parties agrees not to and to cause its Affiliates not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated hereby except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

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(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.11. Specific Performance; Remedies. Each of the Stockholders agrees and acknowledges that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the Stockholders accordingly agrees that, without posting bond or other undertaking, Parent shall be entitled to seek injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Stockholder will allege, and each Stockholder hereby waives the defense or counterclaim, that there is an adequate remedy at law.

5.12. Headings. Headings of the Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.

5.13. Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

5.14. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party hereto has received a counterpart hereof signed by each other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

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5.15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is unenforceable and a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

5.16. No Agreement Until Executed. Irrespective of negotiations among the Parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the Parties hereto unless and until the Merger Agreement is executed by all Parties thereto.

(The remainder of this page is intentionally left blank; signature pages follow)

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IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

PARENT:

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer,
Secretary and Treasurer

MERGER SUB:

ASPEN Z MERGER SUB, INC.

By:	/s/ R. LaDuane Clifton
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer, Secretary

[Parent and Merger Sub Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Christopher Schelling
Name: Christopher Schelling

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Stephen J. Aselage
Name: Stephen J. Aselage

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Jason Amello
Name: Jason Amello

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ John M. Dunn
Name: John M. Dunn

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Michelle Griffin
Name: Michelle Griffin

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Harry S. Palmin
Name: Harry S. Palmin

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Donald R. Joseph
Name: Donald R. Joseph

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Jefferson E. Davis
Name: Jefferson E. Davis

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Tanya Hayden
Name: Tanya Hayden

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ John M. Klopp
Name: John M. Klopp

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Bernie Paul
Name: Bernie Paul

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Adrian Quartel
Name: Adrian Quartel

[Stockholder Signature Page to Voting and Support Agreement]

SCHEDULE A

Company Securities

Stockholder	Company Common Stock	Company Options	Company Warrants

[*****]

[Schedule A to Voting and Support Agreement]

FORM OF SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of Stockholder and that the undersigned is familiar with the terms of the Voting and Support Agreement (the “Agreement”), entered into as of August ___, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect direct wholly-owned subsidiary of Parent (“Merger Sub”), and the undersigned’s spouse (the “Stockholder”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Stockholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Stockholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Stockholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Stockholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated: August ___, 2023

SPOUSE:

Signature:

Print name:

[Form of Spousal Consent to Voting and Support Agreement]

Exhibit 99.1

Zevra Therapeutics to Acquire Acer Therapeutics, Expanding its Rare Disease Portfolio and

Adding Commercial Product

Proposed acquisition of Acer for $15M in Zevra stock plus Contingent Value Rights (CVRs) and

Zevra’s purchase of Acer’s secured debt in capital efficient structure

Zevra to assume commercialization efforts of OLPRUVATM, recently approved for the treatment of urea cycle disorders (UCDs)

FDA-approved commercial asset expected to increase and diversify Zevra’s revenues

OLPRUVATMcommercial operations provide Zevra scale and cost synergies to complement the potential launch of arimoclomol

Adds EDSIVOTM, a Phase 3 program for vascular Ehlers-Danlos Syndrome (vEDS), to Zevra’s rare disease clinical pipeline

Zevra to discuss details during conference call today, at 8:30 a.m. ET

Celebration, FL and Newton, MA – August 31, 2023 – Zevra Therapeutics, Inc. (NasdaqGS: ZVRA) (“Zevra”), a rare disease company melding science, data and patient need to create transformational therapies for diseases with limited or no treatment options, and Acer Therapeutics Inc. (Nasdaq: ACER) (“Acer”), a pharmaceutical company focused on development and commercialization of therapies for rare and life-threatening diseases, today announced the companies have entered into a definitive agreement pursuant to which Zevra would acquire Acer in a merger transaction having a total potential value for Acer stockholders of up to $91 million, consisting of (i) approximately 2.96 million shares of Zevra common stock valued at $15 million, or 0.121 shares of Zevra’s common stock per share of Acer common stock based on the volume weighted average trading price (VWAP) of shares of Zevra’s common stock during the 20 consecutive trading days ending on the trading date prior to today, and (ii) up to an additional $76 million in a series of potential cash payments pursuant to non-transferable Contingent Value Rights (CVRs) upon achievement of certain commercial and regulatory milestones for Acer’s OLPRUVA (sodium phenylbutyrate) and Acer’s EDSIVO (celiprol) within specified time periods. Certain additional cash payments are also possible pursuant to the CVRs with respect to milestones involving Acer’s early-stage program ACER-2820 (emetine), as described further below. Zevra has also purchased Acer’s secured debt at a discount from Nantahala Capital (Nantahala) through a series of transactions in capital efficient structure. In addition, Zevra has agreed to provide Acer with a bridge loan facility for up to $16.5 million, subject to certain terms and conditions. Both companies are deeply committed to developing and commercializing

Zevra/Acer Press Release Page 2

treatments for rare diseases with a strong focus on patients and remain dedicated to supporting communities with little or no existing therapeutic options. The merger is expected to expand Zevra’s rare disease portfolio, as well as increase and diversify its revenues with the addition of a U.S. commercial asset, OLPRUVA, indicated for the treatment of UCDs. The transaction is subject to certain customary closing conditions, including, but not limited to, approval by Acer’s stockholders.

“We believe that Acer’s portfolio of rare disease programs, including the recent U.S. commercial approval of OLPRUVA for UCDs, is a perfect strategic fit for Zevra and creates significant opportunity for us to positively impact patient lives while creating shareholder value,” said Joshua Schafer, Chief Commercialization Officer and Executive Vice President of Business Development of Zevra Therapeutics. “We are excited about Acer’s clinical programs and are confident in the potential of OLPRUVA to bring UCD patients a more convenient and cost-effective treatment option over current therapies. Acer would bring unique rare disease operations and capabilities that would serve as a foundation to support the commercialization of Zevra’s pipeline as it advances.”

Chris Schelling, Acer Therapeutics’ Chief Executive Officer and Founder, added, “Following years of product development and commitment to rare disease communities, culminating in the FDA approval of OLPRUVA, we are pleased to see our assets, pipeline and team positioned to unite under the Zevra umbrella. We look forward to working with the Zevra team to ensure a smooth transition as we work together on behalf of patients.”

“This merger would support Zevra’s vision of becoming a leading rare disease company bringing life-changing therapies to patients with a significant unmet need,” said Christal Mickle, Zevra’s interim Chief Executive Officer and Chief Development Officer. “The commercial launch of OLPRUVA in the U.S. requires a small, highly-focused commercial team, which is complementary to what we intend to build for arimoclomol, our product candidate for the treatment of Niemann-Pick disease Type C (NPC). We believe there is potential to realize significant synergies across our commercial organizations as both UCDs and NPC are metabolic related conditions and there is overlap among those physicians that treat both disorders.”

Financial Details and Terms of the Transactions:

The transactions, which have been approved by the Boards of Directors of both companies, are currently anticipated to close in the fourth quarter of 2023, subject to Acer stockholder approval, as well as other customary closing conditions. The merger is expected to accelerate Zevra’s pathway to becoming a commercial-stage company by adding OLPRUVA, an FDA-approved asset, which is expected to add to Zevra’s revenue. There are potential synergies to be realized by combining Acer’s operations with Zevra’s capabilities in preparation for the potential launch of arimoclomol. In addition, Zevra expects to acquire significant net operating loss (NOL) tax assets as part of this merger, providing potential tax savings against future earnings.

Zevra/Acer Press Release Page 3

Under the terms of the definitive agreement, at closing, Zevra would issue 0.121 of a share of Zevra’s common stock in respect of each share of Acer’s common stock. In addition, Acer stockholders of record as of immediately prior to the effective time of the merger would receive non-transferable CVRs entitling the holders to receive up to $34 million in cash upon the achievement of certain commercial milestones for OLPRUVA, and up to an additional $42 million in cash upon the achievement of certain regulatory milestones for OLPRUVA and EDSIVO.

Approximately 2.96 million shares of Zevra common stock to be issued in the merger is calculated by dividing $15.0 million by the VWAP of Zevra’s shares of common stock during the 20 consecutive trading days through yesterday, which was $5.0667. The 20-day trailing VWAP value represents a discount of approximately 2% to yesterday’s closing share price for Acer.

The non-transferable CVRs will entitle the Acer stockholders of record to receive up to $34 million in cash upon the achievement of certain commercial milestones for OLPRUVA, and an additional $42 million in cash upon the achievement of certain regulatory milestones for other development programs. The proposed transactions also include non-transferable CVRs for ACER-2820, Acer’s early phase emetine program.

Based on the number of Zevra shares issued and outstanding as of June 30, 2023, together with the equity issued to Nantahala as part of the debt acquisition as described below, the aggregate number of shares issuable to Acer stockholders in the merger is expected to represent approximately 7.6% of the issued and outstanding common stock of Zevra following the merger.

To provide for a smooth transition and uninterrupted operations, and subject to certain conditions, Zevra has extended a bridge loan facility to Acer of up to $16.5 million to provide additional working capital to, among other things, support the commercial launch of OLPRUVA until the expected closing of the merger transaction, and to provide the $10 million payment to Acer’s termination of the 2021 collaboration and license agreement by and between Acer and Relief Therapeutics, and Acer’s related entry into an exclusive license agreement with Relief for the development and commercialization rights for OLPRUVA in geographical Europe.

Additionally, Zevra has purchased Acer’s secured debt from Nantahala representing an aggregate of principal, accrued interest other fees and premiums of approximately $35.3 million, for a total of $28.5 million to be paid using a combination of $12 million in cash financed from Zevra’s existing margin line of credit facility, $5 million in a new promissory note held by Nantahala, with a three-year maturity and bearing interest initially at 9% per annum (increasing to 12% per annum if the note remains outstanding six months after issuance), and $11.5 million in Zevra’s common stock based on the 20-day trailing VWAP calculation described above, or approximately 2.27 million shares, or approximately 5.8% of the issued and outstanding common stock of Zevra following the merger.

Bryan Cave Leighton Paisner LLP served as legal advisor to Zevra and Canaccord Genuity LLC served as exclusive financial advisor to Zevra for the transactions. Pillsbury Winthrop Shaw Pittman LLP served as legal advisor to Acer, and William Blair & Company, LLC served as exclusive financial advisor to Acer.

Zevra/Acer Press Release Page 4

Conference Call Information:

Zevra will host a conference call and live audio webcast with a slide presentation today, August 31, 2023, at 8:30 a.m. ET, to discuss details of the acquisition agreement with Acer.

The audio webcast with a slide presentation will be accessible via the Investor Relations section of the Company’s website, http://investors.zevra.com/. An archive of the webcast and presentation will be available for 90 days beginning at approximately 9:30 a.m. ET, on August 31, 2023.

Additionally, interested participants and investors may access the conference call by dialing either:

•	(800) 245-3047 (U.S.)

•	+1 (203) 518-9765 (International)

•	Conference ID: ZevraUpdate

About Urea Cycle Disorders:

UCDs are a group of rare, genetic disorders that can cause harmful ammonia to build up in the blood, potentially resulting in brain damage and neurocognitive impairments, if ammonia levels are not controlled.i Any increase in ammonia over time is serious. Therefore, it is important to adhere to any dietary protein restrictions and have alternative medication options to help control ammonia levels.

About OLPRUVA:

ACER-001 (sodium phenylbutyrate) was approved for the treatment of certain UCDs in December 2022 and has recently been marketed under the brand name, OLPRUVA. OLPRUVA (sodium phenylbutyrate) for oral suspension is a prescription medicine used along with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a body surface area (BSA) of 1.2 m2 or greater, with urea cycle disorders (UCDs), involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC), or argininosuccinic acid synthetase (AS). Please see Important Safety Information and full Prescribing Information, including Patient Information.

Important Safety Information:

Certain medicines may increase the level of ammonia in your blood or cause serious side effects when taken during treatment with OLPRUVA. Tell your doctor about all the medicines you or your child takes especially if you or your child takes corticosteroids, valproic acid, haloperidol, and/or probenecid.

Zevra/Acer Press Release Page 5

OLPRUVA can cause serious side effects, including: 1) nervous system problems (neurotoxicity). Symptoms include sleepiness, tiredness, lightheadedness, vomiting, nausea, headache, confusion, 2) low potassium levels in your blood (hypokalemia) and 3) conditions related to swelling (edema). OLPRUVA contains salt (sodium), which can cause swelling from salt and water retention. Tell your doctor right away if you or your child get any of these symptoms. Your doctor may do certain blood tests to check for side effects during treatment with OLPRUVA. If you have certain medical conditions such as heart, liver or kidney problems, are pregnant/planning to get pregnant or breast-feeding, your doctor will decide if OLPRUVA is right for you.

The most common side effects of OLPRUVA include absent or irregular menstrual periods, decreased appetite, body odor, bad taste or avoiding foods you ate prior to getting sick (taste aversion). These are not all of the possible side effects of OLPRUVA. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

For additional information, please see Important Safety Information and full Prescribing Information, including Patient Information and discuss with your doctor.

About Niemann-Pick disease type C (NPC):

Niemann-Pick disease type C (NPC) is an ultra-rare and progressive, neurodegenerative lysosomal storage disorder characterized by an inability of the body to transport cholesterol and other lipids within the cell, leading to an accumulation of these substances in various tissue areas, including brain tissue. The disease is caused by mutations in the NPC1 or NPC2 genes which are responsible for making lysosomal proteins and is an autosomal recessive trait. Both children and adults can be affected by NPC with varying clinical presentations. Those living with NPC lose independence due to physical and cognitive limitations, with key neurological impairments presenting in speech, cognition, swallowing, ambulation, and fine motor skills. Disease progression is irreversible and can be fatal within months or take years to be diagnosed and advance in severity.

About Arimoclomol:

Arimoclomol, Zevra’s orally-delivered, first-in-class investigational product candidate for the treatment of NPC, has been granted orphan drug designation, Fast Track designation, Breakthrough Therapy designation and rare pediatric disease designation for NPC by the FDA, and orphan medicinal product designation for the treatment of NPC by the European Medicines Agency (EMA). The arimoclomol NDA is currently being prepared for resubmission to the FDA.

About Zevra Therapeutics:

Zevra Therapeutics is a rare disease company melding science, data, and patient need to create transformational therapies for diseases with limited or no treatment options. With unique, data-driven clinical, regulatory, and commercialization strategies, the Company is overcoming complex drug development challenges to bring much-needed therapies to patients. With both regulatory and clinical stage product candidates, the Company is building its commercial capability to make new therapies available to the rare disease community.

Zevra/Acer Press Release Page 6

Early access programs are made available by Zevra Therapeutics and its affiliates and are subject to the Company’s Early Access Program (EAP) policy as published on its website at zevra.com. Participation in these programs is subject to the laws and regulations of each jurisdiction under which each respective program is operated. Eligibility for participation in any such program is at the treating physician’s discretion.

About Acer Therapeutics:

Acer is a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. In the U.S., OLPRUVA (sodium phenylbutyrate) is approved for the treatment of urea cycle disorders (UCDs) involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC), or argininosuccinic acid synthetase (AS). Acer is also advancing a pipeline of investigational product candidates for rare and life-threatening diseases, including: OLPRUVA (sodium phenylbutyrate) for treatment of various disorders, including Maple Syrup Urine Disease (MSUD); and EDSIVO (celiprolol) for treatment of vascular Ehlers-Danlos syndrome (vEDS) in patients with a confirmed type III collagen (COL3A1) mutation. For more information, visit www.acertx.com.

Cautionary Note Concerning Forward Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and which can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue,” “could,” “intend,” “target,” “predict,” or the negative versions of those words or other comparable words or expressions, although not all forward-looking statements contain these identifying words or expressions. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements include without limitation statements regarding the proposed merger transaction, its timing and its consummation, the anticipated financial performance of Zevra and Acer related thereto, including the anticipated closing of, benefits of, and synergies related to the proposed merger transaction, potential strategic implications as a result of the proposed merger transaction, Zevra’s intention to provide bridge financing to Acer and the availability of such financing to Acer, Zevra’s path to profitability, Zevra’s strategic and product development objectives, including with respect to becoming a leading, commercially-focused rare disease company, Zevra’s plans to build out commercial teams for products or product candidates, Zevra’s commercial infrastructure investments and the impact of the proposed transactions on them, Zevra’s industry, plans, goals and expectations concerning market position, future operations and other financial and operating information, and the potential for achievement of the milestones that would trigger cash payments pursuant to the CVRs that would be issued to the Acer stockholders in the merger. Forward-looking statements are based on information currently available to Zevra and Acer and their respective current plans or expectations, and are subject to several known and unknown uncertainties, risks, and other important factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied

Zevra/Acer Press Release Page 7

by the forward-looking statements, including, but not limited to, uncertainties involving the following: the potential timing of the consummation of the proposed merger transaction and the ability of the parties to consummate the proposed merger; the satisfaction of the conditions precedent to consummation of the proposed merger, including the approval of Acer’s stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transactions; disruption of Acer’s or Zevra’s current plans and operations as a result of the proposed transactions; the ability of Acer or Zevra to retain and hire key personnel; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the ability of Zevra to successfully integrate Acer’s operations, products, product candidates and technology; the ability of Zevra to implement its plans, forecasts and other expectations with respect to Acer’s business after the completion of the proposed transactions and realize additional opportunities for growth and innovation; the ability of Zevra to realize the anticipated synergies and related benefits from the proposed transactions in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with Zevra’s and Acer’s respective employees, customers, other business partners and governmental authorities. These and other important factors are described in detail in the “Risk Factors” section of Zevra’s and Acer’s Annual Reports on Form 10-K for the year ended December 31, 2022, as updated in Zevra’s and Acer’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2023, and Zevra’s and Acer’s other filings with the Securities and Exchange Commission. While either Zevra or Acer may elect to update such forward-looking statements at some point in the future, each party disclaims any obligation to do so, except as required by law, even if subsequent events cause their respective views to change. Although each party believes the expectations reflected in such forward-looking statements are reasonable, neither party can assure that such expectations will prove correct. These forward-looking statements should not be relied upon as representing the views of either Acer as of any date after the date of this press release.

Important Additional Information Regarding the Transactions Will Be Filed With the SEC

In connection with the proposed transactions, Zevra and Acer will file relevant materials with the SEC, including a Zevra registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra, and a definitive proxy statement will be mailed to stockholders of Acer. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS, THE PARTIES TO THE PROPOSED TRANSACTIONS AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Zevra will be available free of charge on Zevra’s investor relations website at investors.zevra.com under the tab “SEC Filings.” Copies of the documents filed with the SEC by Acer will be available free of charge on Acer’s investor relations website at www.acertx.com/investor-relations under the tab “SEC Filings.”

Zevra/Acer Press Release Page 8

Participants in the Solicitation

Zevra, Acer and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Acer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Zevra’s directors and executive officers is contained in Zevra’s definitive proxy statement, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Information regarding Acer’s directors and executive officers is contained in Acer’s definitive proxy statement, which was filed with the SEC on April 14, 2023. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Zevra’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transactions, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and Zevra’s or Acer’s investor relations websites as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, Zevra will file a registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

# # #

Zevra/Acer Press Release Page 9

Zevra Contacts:

Nichol Ochsner

+1 (732) 754-2545

nochsner@zevra.com

Janine Bogris

+1 (201) 245-6838

Janine.bogris@canalecomm.com

Acer Contacts:

Harry Palmin

+1 (844) 902-6100investors@acertx.com

Nick Colangelo

+1 (332) 895-3226

nick@gilmartinIR.com

[i]

Ah Mew N, et al. Urea cycle disorders overview [updated June 22, 2017]. In: Adam MP, Ardinger HH, Pagon RA, et al, eds. GeneReviews® [Internet]. University of Washington; 1993-2022. Accessed March 20, 2022.

Zevra Investor Call: Acer Acquisition August 31, 2023 Exhibit 99.2

Cautionary Note Regarding Forward-Looking Statements This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue,” “could,” “intend,” “target,” “predict,” or the negative versions of those words or other comparable words or expressions, although not all forward-looking statements contain these identifying words or expressions. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements include statements regarding the promise and potential impact of our preclinical or clinical trial data or Acer Therapeutics Inc.’s (“Acer’s”) clinical trial data, including without limitation the timing and results of any clinical trials or readouts, the consummation and timing of the transaction, our anticipated financial performance, including anticipated closing of and synergies related to the transaction, our industry, business strategy, plans, goals and expectations concerning our market position, future operations, the timing or results of any Investigational New Drug applications and NDA submissions, including the resubmission of the NDA for arimoclomol, communications with the FDA, the potential uses or benefits of arimoclomol, KP1077, SDX or any other product candidates for any specific disease indication or at any dosage, the potential benefits of any of’ Zevra’s product candidates, the success or timing of the launch or commercialization of AZSTARYS® or any other products or related sales milestones, the sufficiency of cash to fund operations, our plans or ability to seek funding, our plans with respect to our share repurchase program, and our strategic and product development objectives. These forward-looking statements are based on information currently available to Zevra and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the consummation of the proposed transactions and the ability of the parties to consummate the proposed transactions; the satisfaction of the conditions precedent to consummation of the proposed transactions, including the approval of Acer's stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transaction; disruption of Acer's or Zevra's current plans and operations as a result of the proposed transaction; the ability of Acer or Zevra to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of Zevra to successfully integrate Acer's operations, products, product candidates and technology ; the ability of Zevra to implement its plans, forecasts and other expectations with respect to Acer's business after the completion of the transaction and realize additional opportunities for growth and innovation; the ability of Zevra to realize the anticipated synergies and related benefits from the proposed transaction in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with Zevra's and Acer's respective employees, customers, other business partners and governmental authorities. These and other important factors are discussed under the caption “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 7, 2023, as updated by our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, and in our other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made herein. While we may elect to update such forward-looking statements at some point in the future, except as required by law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to this presentation. This presentation also may contain estimates and other statistical data made by independent parties and by us relating to market size and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Important Additional Information Regarding Transactions to be Filed with the SEC In connection with the proposed transaction(s), Zevra Therapeutics, Inc. (Zevra) and Acer Therapeutics, Inc. (Acer) will file relevant materials with the SEC, including a Zevra registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra, and a definitive proxy statement will be mailed to stockholders of Acer. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS, THE PARTIES TO THE PROPOSED TRANSACTIONS AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Zevra will be available free of charge on Zevra’s investor relations website at investors.zevra.com under the tab “SEC Filings.” Copies of the documents filed with the SEC by Acer will be available free of charge on Acer’s investor relations website at www.acertx.com/investor-relations under the tab “SEC Filings.” Participants in the Solicitation Zevra, Acer and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Acer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Zevra’s directors and executive officers is contained in Zevra’s definitive proxy statement, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Information regarding Acer’s directors and executive officers is contained in Acer’s definitive proxy statement, which was filed with the SEC on April 14, 2023. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Zevra’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transactions, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and Zevra’s or Acer’s investor relations websites as described above. No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, Zevra will file a registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

OLPRUVATM Important Safety Information OLPRUVA [ol proo vah] (sodium phenylbutyrate) for oral suspension This summary does not include all information about OLPRUVA and is not meant to take the place of discussions with your healthcare provider about your or your child’s treatment. Please read this important information carefully and discuss any questions about OLPRUVA with your healthcare provider. What is OLPRUVA? OLPRUVA is a prescription medicine used along with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a body surface area (BSA) of 1.2 m2 or greater, with urea cycle disorders (UCDs), involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC) or argininosuccinic acid synthetase (AS). Episodes of rapid increase of ammonia in the blood (acute hyperammonemia) may happen in people during treatment with OLPRUVA. OLPRUVA is not for the treatment of acute hyperammonemia, which can be life-threatening and requires emergency medical treatment. OLPRUVA is not approved in children weighing less than 44 pounds (20 kg) or in children weighing 44 pounds (20 kg) or greater with a BSA of less than 1.2 m2. Before taking OLPRUVA, tell your or your child’s healthcare provider about all your medical conditions, including if you: have heart problems have kidney or liver problems are pregnant or plan to become pregnant. It is not known if OLPRUVA will harm your unborn baby. If you become pregnant during treatment with OLPRUVA, call Acer Therapeutics Inc. at 1-833-657-7882 to report the pregnancy. are breastfeeding or plan to breastfeed. It is not known if OLPRUVA passes into your breast milk. Talk to your doctor about the best way to feed your baby if you take OLPRUVA. Tell your healthcare provider about all the medicines you or your child take, including prescription and over-the-counter medicines, vitamins, and herbal supplements. Certain medicines may increase the level of ammonia in your blood or cause serious side effects when taken during treatment with OLPRUVA. Especially tell your healthcare provider if you or your child take: corticosteroids valproic acid haloperidol probenecid Know the medicines you take. Keep a list of them to show your or your child’s healthcare provider and pharmacist when you get a new medicine.  Keep OLPRUVA and all medicines out of the reach of children.

OLPRUVATM Important Safety Information (continued) How should I or my child take OLPRUVA? Read the detailed Instructions for Use that comes with OLPRUVA for information about the right way to prepare and take a dose of OLPRUVA. Take OLPRUVA exactly as prescribed by your healthcare provider. Your healthcare provider may change your dose if needed. Do not change your dose unless your healthcare provider tells you to. Your healthcare provider will prescribe OLPRUVA based on your or your child’s weight. Take your OLPRUVA dose with food. If you miss a dose of OLPRUVA, take it as soon as possible that same day. Do not give or take OLPRUVA through a gastrostomy or nasogastric tube. If you take too much OLPRUVA, call your healthcare provider or go to the nearest hospital emergency room right away. What are the possible side effects of OLPRUVA? OLPRUVA can cause serious side effects, including: Nervous system problems (neurotoxicity). Call your healthcare provider right away if you or your child get any of the following symptoms during treatment with OLPRUVA: sleepiness nausea tiredness headache lightheadedness confusion vomiting Low potassium levels in your blood (hypokalemia). Your healthcare provider will monitor your blood potassium levels during treatment with OLPRUVA and treat if needed. Conditions related to swelling (edema). OLPRUVA contains salt (sodium), which can cause swelling from salt and water retention. Your healthcare provider will decide if OLPRUVA is right for you if you have certain medical conditions that cause edema, such as heart failure, liver problems or kidney problems. The most common side effects of OLPRUVA include: absent or irregular menstrual periods body odor decreased appetite bad taste or avoiding foods that you ate prior to getting sick (taste aversion) Your healthcare provider may do certain blood tests to check you or your child for side effects during treatment with OLPRUVA. These are not all of the possible side effects of OLPRUVA. Call your doctor for medical advice about side effects. You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/MedWatch or call 1-800-FDA-1088. For additional Important Safety Information see full Prescribing Information and Patient Information, including Instructions for Use, and discuss with your doctor.

Executing on Zevra’s Strategy to Become a Leading Rare Disease Therapeutics Company Adding a complementary rare disease portfolio, accelerating revenue potential and cost synergies Zevra to acquire Acer Therapeutics in a stock exchange transaction for $0.61 per share, or $15M of Zevra’s common stock, approximately 2% discount to Acer’s last closing price  Contingent value rights (CVRs) of up to $76M based on achieving future commercial and regulatory milestones, as well as potential payments related to preclinical program Purchase of $35.3M in Acer senior secured debt at a discount through a capital efficient structure Bridge loan facility of up to $16.5M to ensure ongoing OLPRUVATM commercial efforts and operations OLPRUVA is approved in the U.S. as a nitrogen-binding agent indicated as adjunctive therapy to standard of care, which includes dietary management, for the chronic management of adult and pediatric patients with Urea Cycle Disorders (UCDs) involving deficiencies of CPS, OTC, or AS enzymes. UCDs are a group of rare genetic disorders impacting the removal of ammonia from the bloodstream EDSIVOTM, Phase 3 program for the treatment of vascular Ehlers-Danlos syndrome (vEDS), a rare genetic disorder impacting blood vessels, expands Zevra’s rare disease development pipeline Additional rare disease capabilities and expertise Highly complementary portfolio of therapies addressing rare diseases Significant synergies and potential cost savings across commercial organization Accelerates Zevra’s commercial platform and capabilities to support arimoclomol launch, if approved Augments workforce and functional capabilities OLPRUVA expected to increase and diversify Zevra’s revenues Deal Consideration Portfolio Value Strategic Fit

ZEVRA THERAPEUTICS

Program	Indication	Stage reached (Phase 1 / Phase 2 / Phase 3 / NDA / FDA Approved)	Next Milestone
Arimoclomol	Nieman Pick Type C	NDA	NDA Resubmission Q4 2023
KP1077	Idiopathic Hypersomnia	Phase 2	Interim P2 Analysis Q3 2023
KP1077	Narcolepsy	Phase 1	Trial ongoing
AZSTARYS® *serdexmethylphenidate and dexmethylphenidate*	Attention Deficit/Hyperactivity Disorder	FDA Approved	On track to receive next sales milestone
OLPRUVA™ *sodium phenylbutyrate for oral suspension*	Urea Cycle Disorder	FDA Approved	Approved and commercially available in US
EDSIVO™ *celiprolol*	Vascular Ehlers-Danlos Syndrome	Phase 3	Phase 3 trial ongoing

Combined Portfolio

7

PHASE 1 PHASE 2 PHASE 3 NDA FDA Approved Next Milestone NDA Resubmission  Q4 2023 Interim P2 Analysis Q3 2023 Trial ongoing On track to receive next sales milestone Approved and commercially available in US Phase 3 trial ongoing Highly complementary portfolio targeting rare diseases  Upcoming milestones and catalysts Robust pipeline with clinical and commercial assets  Overlap of treating physicians  Arimoclomol  Nieman Pick Type C KP1077  Idiopathic Hypersomnia KP1077 Narcolepsy AZSTARYS® serdexmethylphenidate and dexmethylphenidate Attention Deficit/Hyperactivity Disorder  OLPRUVATM sodium phenylbutyrate for oral suspension  Urea Cycle Disorder EDSIVOTM celiprolol Vascular Ehlers-Danlos Syndrome  Acer Acquisition Accelerates Zevra’s Growth into Commercial Organization and Expands Development Pipeline Combined Portfolio

Urea Cycle Disorders (UCDs) UCDs are a group of rare, genetic disorders caused by mutations that result in a deficiency of one of the six enzymes or two transporters of the urea cycle, including carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC) or argininosuccinic acid synthetase (AS)  These enzymes are responsible for removing ammonia from the bloodstream Elevated ammonia levels in both symptomatic and asymptomatic patients can be neurotoxic leading to neurocognitive damage, among other symptoms Current treatments: Phenylbutyrate >800 Treated Patients2 1,100 Diagnosed Patients2 ~2,100 Undiagnosed Patients1 ~100 UCD patients are born each year 1. https://www.drugs.com/slideshow/top-10-most-expensive-drugs-1274 2. HealthVerify Payer Claims data analysis 2021

UCDs: An area of high unmet need  Currently, phenylbutyrate is standard of care for patients with UCDs Palatability, odor, preparation, route of administration and packaging are the most important attributes for treatment adherence among patients with UCDs1  Adherence can also be affected when patients skip their mid-day dose, because existing treatments are inconvenient to take to work or school  OLPRUVA: FDA approved, novel formulation of phenylbutyrate with convenient, single-dose packaging Potential to improve compliance through more convenient administration and a formulation designed for palatability   Dual-coated formulation delays release in water for up to 5 minutes, rapidly dissolves in acid environments (e.g., stomach) Patent protection through 2036 Multiple opportunities for potential indication expansion for OLPRUVA  Ongoing investigations in UCDs to determine feasibility to enhance administration flexibility options and  improve bioavailability via pre-meal administration  Other investigational life cycle indications include Maple Syrup Urine disease, a liver disorder 1. SIMD 2023: Edelblut J et al Quantifying Preferences for Urea Cycle Disorder Treatments Using a Discrete-Choice Experiment SIMD 2023 OLPRUVATM Has Potential to Address Unmet Needs In Treatment of UCDs

OLPRUVATM is a Novel Formulation of Phenylbutyrate with Convenient, Single-Dose Packaging Phenylbutyrate Formulations OLPRUVA Raviciti® Buphenyl® Pheburane® Efficacy and Safety in UCDs Formulation Dual-coated oral pellets Clear, oily liquid Powder or Tablets  Single-coated oral pellets  Palatability Tasteless up to 5 minutes Tasteless Bitter Taste Up to 10 seconds Packaging Singe-dose envelopes Glass vials with syringe for each dose Tub of powder or pills Large bottle of pellets  Portability ++ + - + Administration  Mix with water and Mix-Aid Meter dose into syringe from glass vial Measure powder and mix with water or take up to 40 tablets per day Pour directly into mouth or sprinkle on each bite of applesauce or carrot puree

OLPRUVA™ Designed to Address Patient Pain Points

Palatable

Dual-coating formulation designed for palatability

Pre-Measured

Convenient individual dose packets support dosing accuracy

Portable

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OLPRUVATM Designed to Address Patient Pain Points Palatable Convenient individual dose packets support dosing accuracy   Pre-Measured Dual-coating formulation designed for palatability Portable  Discrete single-dose envelopes are easily carried when on the go

Vascular Ehlers-Danlos Syndrome (vEDS) Acer’s pipeline includes EDSIVOTM (celiprolol) an investigational treatment for vEDS in patients with a confirmed type III collagen (COL3A1) mutation Inherited, genetic disorder caused by mutations in the genes responsible for the structure, production, or processing of collagen Spectrum disorder, vEDS is the most serious form  Causes abnormal fragility in blood vessels, which can give rise to aneurysms, abnormal connections between blood vessels known as arteriovenous fistulas, arterial dissections, and spontaneous vascular ruptures, all of which can be potentially life-threatening Estimated total COL3A1-positive vEDS patient prevalence in the U.S. could be as high as 7,500 patients Full enrollment in ongoing registration enabling Phase 3 trial for EDSIVO expected in 2024

Complementary portfolios have the potential to provide scale and efficiency Zevra + Acer = Expected Synergies Prescribing Physicians/ Specialty Pharmacies Patient Services Across Indications  Data Management Systems Workforce & Functional Capabilities Existing Commercial Contracts and Sales Organization  Anticipated synergies between UCD and NPC indications allow for "nimble team approach”

Capital Efficient Transaction Structure Series of transactions designed to add value, mitigate risk and capture opportunities Debt Purchase Purchased Acer’s secured debt of $35.3M from Nantahala Capital Paid $28.5M in consideration as follows: $12M in cash from Zevra’s existing margin loan facility $5M note held by Nantahala $11.5M of Zevra’s common stock based on the 20-day VWAP as of Aug 29, 2023 ($5.0667 per share) Debt purchase intended to support Acer merger transaction, mitigating risk and providing security Acer Acquisition Each share of Acer stock will receive $0.61 per share, or $15M in Zevra common stock, which is ~2% discount to Acer’s last closing price Up to $76M in CVRs to Acer’s shareholders providing potential future cash payments based on specified sales and regulatory milestones Bridge loan facility of $16.5M to provide $10M for termination of Acer’s agreement with Relief, and to support ongoing OLPRUVA activities through closing Total deal value of up to $91M, with potential to increase and diversify Zevra’s revenue immediately, if approved by Acer shareholders +

Zevra Positioned for Success in Rare Disease  Continued Strategic Focus on Rare Disease Focus on delivering therapies addressing significant unmet needs in rare disease Leveraging unique insights and capabilities to develop rare disease therapies Strong relationships with rare disease community – including KOLs and advocates Differentiated Portfolio In Rare Disease  Arimoclomol for Niemann-Pick disease Type C (NPC); NDA filing expected in Q4 2023 KP1077 for idiopathic hypersomnia (IH) and narcolepsy; interim data expected by end of Q3 2023, topline data H1 2024 OLPRUVA to treat urea cycle disorders (UCDs); FDA approved product  EDSIVO for vascular Ehlers-Danlos syndrome (vEDS); complete trial enrollment expected in 2024 Creating Value Strong balance sheet supports investment in Zevra's portfolio and ongoing operations  Increased and diversified revenue from multiple products  Commercial capabilities to provide access to treatments for patients with rare diseases  Significant near-term catalysts to increase shareholder value  Combined company will operate under the name Zevra Therapeutics, Inc.